UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the year ended December 31, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park, MIDC Cross Road No 21,
Andheri (E), Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2009, the Notice of the Annual General Meeting of the Shareholders dated 28th April 2010, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

Annual Report | 2009

The theory of evolution has its parallels even in the corporate world. As was eminently relevant with the evolution of biological species, ‘survival of the fittest’ finds similar context in the world of business. Being fittest, after all, is about the ability to evolve and adapt to constantly changing stimuli.

We at Patni have always been cognizant of the fact that constantly changing markets merit a culture of organizational evolution. In the aftermath of an unprecedented meltdown, global and domestic markets as well as the competition landscape have undergone a sea change. We are focused on the fact that to grow in such a volatile environment, we need to undergo a DNA change; treasuring our legacy while excited about the future.

Accordingly, we have embarked on an evolutionary path to provoke change in our strategy, structure, systems, skills and culture.

Four critical vectors have been identified as the very vortices of this evolution...

Geographical expansion – venturing further afield into global markets.

Micro-vertical leadership – pursuing IP-led domain solution portfolio expansion.

Operational excellence – towards creating an agile, innovative and efficient organization, and...

‘Great-place-to-work’ practices – driven by the desire to be a great brand to work with.

In the process of evolution lies the potential for an infinite growth curve. In order to continue delivering value to every class of stakeholders, Patni is evolving like never before.

Highlights of achievements: 2009

2009 was a year of great economic challenges, changes and new opportunities. Even as we waded through the difficult times, Patni found its path to success by aligning, accelerating and achieving a very creditable performance. We worked aggressively to realign our overall operations and leverage the changing times to build sustainable competitive advantage in our business.

•                  Overall revenues for CY 2009 were at US$ 655.9 million, down 8.8% as compared to US$ 718.9 in CY 2008. Net income adjusted for extra ordinary items was at US$ 97.4 million for the year, higher by 17.0% against US$ 83.2 million for 2008.

•                  Acquired 56 new clients in the year, taking our total number of active clients to 272; during the year we rationalized our client portfolio to remain focused on growth and productivity. The number of $1 million client relationship remained unchanged at 92, despite the economic meltdown. Percentage of repeat business continued to be stable at 94.0% for CY 2009.

•                  Opened our new EMEA headquarters to drive growth for outsourced IT and BPO services. We also opened a new regional office and delivery center in Singapore which will serve as headquarters for our APAC operations.

•                  Launched a Cloud Acceleration Program (CAP) for our customers to ensure a smooth, rapid transition to the cloud while minimizing risk and keeping operating expenses in check.

•                  Became Co-development Partner & Preferred Implementer for Oracle’s Supplier Data Management solution.

•                  Our Inventory Liability and Risk Management solution was identified as a part of SAP’s ‘Best Run Now’ package solutions for the recessionary economy.

•                  Expanded our footprint to become a SAP Services Partner in Japan, offering our global experience in consulting and system integration in support of SAP solutions to Japanese enterprises.

•                  Chosen by Hitachi as a preferred partner outside Japan for providing application life-cycle services around its Job Management Partner 1 (JP1) suite – a next-generation business-level system management solution.

Awards and Recognitions

•                  Ranked 40th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2009’ list.

•                  Listed in the ‘Global Services 100 – 2009’, instituted by Global Services and neoIT:

•      Ranked 7th among ‘Top 10 best performing IT Infrastructure Service Providers’

•      Ranked 8th among ‘Top 10 best performing IT Service Providers’.

•                  Named a ‘Niche Player’ in Gartner’s Magic Quadrant for CRM Service Providers, North America, 2009 Report.

•                  Named a ‘Challenger’ in Gartner’s Magic Quadrant for Help Desk Outsourcing, North America, 2009 Report.

•                  Listed among the Top 20 India-Centric BPO players in ‘Competitive Landscape: Business Process Outsourcing, India – 2009’, by Gartner.

•                  Listed in the ‘Black Book of Outsourcing – 2009’:

•      Ranked # 1 ‘Life Sciences Information Technology Outsourcing’ Vendor

•      Ranked # 1 ‘Product Development and Engineering Outsourcing’ Vendor

•      Ranked # 2 ‘Property and Casualty: Automotive Insurance BPO’ Player

•      Ranked # 4 ‘Health Insurance BPO’ Player

•      Ranked # 8 HomeOwners BPO Player

•      Listed among the Top 10 ‘End-to-end Insurance BPO/ITO Services Providers’

•      Ranked among Top 15 ‘Best Managed Global Outsourcing Vendor of 2009’ in the Annual Client Experience Survey.

Key performance indicators: 2004-09

*                 Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations; leading to an increase in gross profit and operating income by approximately US$ 7.0 million, and decrease in net income by US$ 19.9 million, as compared to the reported numbers.

**          Excluding reversal for prior years’ tax review by IRS of Patni US operations; leading to a decrease in gross profit and operating income by approx US$ 2.7 million, and decrease in net income by US$ 18.2 million, as compared to the reported numbers.

***   Excluding reversal for prior years’ tax review by IRS of Patni US operations and reversal of tax positions for Patni India operations; leading to a decrease in gross profit and operating income by approx US$ 1.2 million, and a decrease in net income by US$ 22.01 million, as compared to the reported numbers.

‘Evolution’ is essential to rise to greater heights. Preparing for the future, Patni is building on its legacy to ready itself for its next phase of growth.

Narendra K Patni, Chairman

Letter to shareholders

CEO’s review

The year 2009 started amidst speculation and uncertainty precipitated by the economic downturn which engulfed every nation in the world. While the developments during the year demonstrated the resilience and maturity of the Indian IT-BPO industry, Patni saw opportunities to improve the Company’s overall competitive position. During the year, we focused on strategic initiatives towards achieving our long-term goal of creating an operationally efficient, global organization with a globally diversified customer portfolio, demonstrating adaptability to swiftly seize business growth opportunities and ensure sustained profitability.

Some key initiatives we undertook during the year:

•                  Towards evolving Patni to ride the next growth cycle, we thought it important for us to align ourselves to a shared vision and values. We also believed that this was vital to balance growth and business effectiveness for our stakeholders. This also set the basis for a new corporate strategy.

•                  Our corporate strategy was driven by four key vectors:

•                  Enhanced global presence

We structured the Company’s regional business into four key geographies, namely Americas, EMEA, APAC and SAARC. To tap the growing opportunity in Asia Pacific, we divided the region into APAC and SAARC. With this, we aim to maximize the opportunity through a concerted focus in the regions. The SAARC region will function independently with a growing focus on India. We are bullish about India’s growth and have plans to strengthen our India presence with a focus on the Telecom, Insurance, Manufacturing and e-Governance. During the year, we established our new EMEA regional headquarters in London and continue to invest in key talent in the region with increase focus in Continental Europe and MEA. This reinforced regional structure is foreseen to see the Company’s new vision through to fruition.

•                  Micro-verticals led growth

We dived deeper into our key accounts, addressing our portfolio gaps. We have decided to focus on rationalizing our portfolio and increasing our intensity at the sub-vertical level that will drive our customer and asset acquisition to deliver scale.

•                  Operational excellence

We also optimized our operational structures to deliver on our shareholder promise. The year 2009 was one of financial discipline, reduction in corporate overheads and organizational optimization.

•                  ‘Great-place-to-work’ practices

Having expanded our global footprint, we invested in numerous People Initiatives to become a ‘great-place-to-

work’, with a focus on developing a winning culture and a confidence in our future.

•                  We made early investments with the right leadership changes in 2009, to set the pace for our 2010 growth. We put a new Executive Leadership Team in place to extend and enhance the management and to run critical positions. We announced key leadership appointments as part of a concerted effort to accelerate regional based growth. Confident of our long-term prospects, we invested in extending and deepening the senior management and overall talent pool of the Company.

•                  Having established our vision, mission and values and finalized our growth strategy, we re-aligned our organizational structure. Our new organization structure is aimed at achieving our business objectives and building an integrated and streamlined organization that will dynamically adapt to the evolving business realities. The new structure will help us execute our strategy faster with greater empowerment and frontline decision-making, agile and adaptive in a changing and challenging world.

We focused on creating an operationally efficient, global organization with a globally diversified customer portfolio, and an ability to swiftly seize business growth opportunities and ensure sustained profitability.

Industry Environment

To better appreciate our corporate strategy in the light of the IT-BPO industry environment, I would like to share with you some highlights from the NASSCOM Strategic Review 2010:

•                  Worldwide technology products and services spend were estimated to cross USD 1.5 trillion in 2009, declined by almost 3%; government and healthcare verticals continued to grow while BFSI and manufacturing declined.

•                  IT indices showing signs of recovery from the recessionary forces and stabilization started showing evidence from the latter part of 2009. However the timing and strength of the recovery varied across regions, with Asia leading the way, the US following and Europe lagging behind.

•                  Software and services export revenues for the Indian IT-BPO industry were estimated to grow over 5.5% from FY2009 to reach USD 49.7 billion in FY2010. The US continues to be a dominant market, but emerging markets grew three times higher.

•                  The IT-BPO sector generated direct employment for 2.3 million people, while indirect job creation estimated at approximately 8.3 million.

•                  The domestic IT-BPO market (including hardware) grew by nearly 8.5% driven by greater IT-BPO adoption and e-Governance initiatives. Outsourcing by India Inc. is on a growth path — Telecom and Retail sectors are high on outsourcing adoption.

•                  Engineering services (including embedded solutions) export revenues were estimated to touch USD 7.9 billion in FY2010 as investment in innovation, IP development and reverse innovation took centre stage.

•                  Among other services, Application Outsourcing and Infrastructure Outsourcing were the key growth drivers. Going forward, focus of the Indian IT-BPO industry will be on transformation and customer-centric solutions.

•                  India value proposition: Historical drivers are giving way to value creation, innovation, success to new markets and customers.

•                  India continues to retain its lead as an effective sourcing destination, based on its unique value proposition.

Corporate Performance

We are pleased with our 2009 execution as we march towards our 2011 goals. We contained the revenue decline to 8.8% and have managed our cost structure and risks well during the year which is reflected in our operating results. Net income adjusted for extra ordinary items was at US$ 97.4 million for the year, higher by 17.0% against US$ 83.2 million for 2008.

We have used the down-turn effectively to further enhance the strategic framework of our business. We will continue to rationalize our cost structures to neutralize the short-term cost pressures due to supply side inflation and forex changes. We have developed a strong growth pipeline for 2010 and this is further improving, with an increase in our ability to participate in large deals. I am optimistic about our prospects and our win ratio.

We were ranked as ‘# 1 Green Innovative IT Vendor’ in the 2009 Black Book ‘Top Green Outsourcing Vendors’ Survey. We were also named the 2009 ‘IT Supplier of the Year’ by Weyerhaeuser – a leading provider of integrated forest products. With regard to ‘People’, we were ranked among the Top 20 in DQ-IDC’s ‘Best Employer Survey 2009’; also ranked as the 7th ‘Preferred Employer’; and among the Top 15 in the ‘BPO Employers Survey’. We were also listed as a winner of the ‘4th Employer Branding Awards 2009-10’ under the ‘Innovative retention strategy’ category.

We have developed a strong growth pipeline for 2010 and this is further improving, with an increase in our ability to participate in large deals.

Differentiation Reaps Rewards

During the year, our vertical and horizontal BUs continued to build solutions for differentiation, which resultantly reaped rewards.

Insurance BU achieved significant growth over 2008, retaining its distinction of being the ‘highest revenue and highest margin’ business in 2009. Our ability to help our customers derive significant business benefits through our services enabled us to deepen our strategic customer relationship and achieve significant growth over 2008. We continue to pursue our strategy of differentiation through micro-vertical focus. Deepening our capabilities in chosen sub-verticals has enabled us to introduce differentiated IT and BPO service offerings for Life, Health and P & C Insurers.

Financial Services (FS) BU, despite facing difficult times in the year 2009, succeeded in winning 11 new customers, including some leading names. We achieved this by leveraging our ability to provide differentiated services for Asset Management, Wealth Management and Benefits Administration. The focus on these chosen sub-verticals will enable us to drive growth in 2010.

Manufacturing, Retail and Distribution (MRD) BU retained all of its major customers with innovative structuring of deals and strong customer focus. The BU continued its focus on unique vertical and IT solutions during the year: We were registered as the first Indian IT vendor to be certified as a ‘SAP Application Maintenance Services Provider’; we built a complete offering in the Product Configuration System space, including a proprietary solution framework - for the ‘make-to-order’ industry; we also built a deal structuring framework within the product configurator offering for optimizing the ‘engineer-to-order’ process and got industry acceptance; we built a visualization dashboard for SKU rationalization process for the CPG industry; we collaborated with Oracle Corporation in developing an MDM product for supplier collaboration.

Communications, Media & Utilities (CMU) BU made breakthrough wins in the Saudi Arabian market through our consulting business and won additional contracts in the domestic Indian market. We also continued to consolidate our consulting, systems integration and offshore platform into a cohesive unit that is now able to seamlessly deliver services for clients across the industry’s value chain.

The Product Engineering Services (PES) BU did well in sustaining its business in 2009, and more than 95% of its revenues came from repeat business from its customers cutting across diverse industries. The SBU now nurtures more than 100 customer relationships with the world’s leading R&D and Technology enterprises and OEMs. PES continues to maintain its industry leadership position in the Medical, Storage, and Automation domains. It has also built a strong presence in the Enterprise platform, Automotive and Consumer Electronics domain over the years. Some of the emerging growth areas for PES include Railway Engineering, Virtualization and Gaming.

Life Sciences BU. Our thought leadership and expansion of client base helped us to be ranked the ‘# 1 Life Sciences Information Technology Outsourcing Vendor’ by the Black Book of Outsourcing. Growth in 2009 came from the expansion of our project portfolio with the top ten life sciences clients. Also, a strong foundation for future growth was laid with the acquisition of new clients across industry segments. We advanced our relationships through a range of services provided during the year. Additionally, we advanced our SAP portfolio of Life Sciences-specific offerings, and accelerated our relationship with Oracle with a focus on clinical and safety areas.

Our Strategic Outsourcing Group launched two consulting led programs – ACT!Now for cost transformation and iGSS for integrated support services. These programs saw significant customer successes coming from the Asia Pacific and North American Geographies.

Enterprise Application Services (EAS) BU has taken significant strides towards making a mark as a solution provider. Besides traditionally strong areas of Supply Chain Planning and Manufacturing, we have now come up with unique offerings jointly with SAP and Oracle in the Compliances – Corrective Action Preventive Action (iCAPA) domain for Life Sciences vertical, Inventory Risk Liability (IRL) for Hi-tech vertical and Procurement solution for Hospitality industry (PROMPT). EAS has also worked with Oracle on Automated Testing Suite (ATS) end-to-end testing tool and jointly build technical frameworks for integrating ATS with Oracle User Productivity Kit (UPK)/Tutor products.

Customer Dynamics & Intelligence BU’s strategy of providing integrated services and solutions across Business Intelligence and CRM on a strong EAI platform continued to see a differentiated value proposition. Our investments and expansion of our solutions assets created more value-added services options for our customers. Most notable were: Business Intelligence SaaS applications deployed on the Amazon cloud; and Mobile CRM solutions based on Salesforce.com, Chordiant and Siebel.

CIS & BPO BU added several marquee names to its growing clientele. We grew our business in Europe by 20% with a focus on Telecom, Helpdesk and Customer services. The BU scaled up its insurance, asset administration, retirements, F&A, Life Sciences and integrated help desk practices and also launched new service offerings in the areas of Insurance (Claims as a ServiceTM), asset administration (Hosted Reconciliations, Reference Data Management), iGSS (Integrated Global Support Services) and ITIL Consulting. The CIS & BPO BU received several recognitions during the year.

Infrastructure Management Services (IMS) BU saw significant growth in Data Center operations as well as Database and Web-Operations Productized Services during the year. We rolled out various service and delivery models to supplement the BU’s RIMO++ and ADM++ offerings, in response to the dynamic market conditions. Managed Services, Shared Services, and Output/Outcome were some of the models used to transition the customer operation risks to Patni. The BU received noteworthy recognitions and accolades during the year.

Verification & Validation (V&V) BU – our independent testing practice continued to maintain its high growth trajectory and grew by around 35% in 2009, with over 60% growth in its million dollar clients. A significant portion of the increased revenue in testing came from the Insurance and Finance sector. In addition, solution building in test automation, alliance partnerships in new testing products, and capability into non-functional areas of testing, such as Application Security testing, Data Warehouse testing, and Performance testing catalyzed growth for V&V. ‘Framework for Accelerated Automation Solution for Testing (FAAST)’ was upgraded to its next version and rolled out to its existing and new clients.

The Microsoft CoE built innovative solutions to help customers migrate their Lotus Notes application portfolio to SharePoint. The CoE successfully conducted pilots on Microsoft’s Azure platform and hosted applications in Cloud.

The IT Governance CoE launched innovative solutions specifically ‘e-mail plug in on Blackberry for CA-Clarity suite’ and ‘Calendar synchronization with Outlook for CA-Clarity suite’.

The Business Process Management (BPM) CoE grew its footprint by launching a service offering in Open source BPM platforms.

Regional Performance

Our focus on geographical diversification continued with the setting up of a new office and delivery center in Singapore. Our Mexico delivery center went operational in early 2009. We also opened an entity in Switzerland. While 2009 was the year of unprecedented meltdown, we were able to arrest our revenue downfall from Q2 onwards and expect that such a diversification will yield significant positive results in 2010.

The US region continued to be the biggest market with an 80.1% contribution to the total revenues in 2009.

EMEA region’s contribution was 14.2% in 2009.

The Asia Pacific region contributed 5.7% which was 10 basis points more than 2008.

Infrastructure

In 2009, we decided to increase our regional presence in the regions we conduct our business, and build more employee friendly facilities globally. In this direction, we firstly shutdown many of our older facilities in Noida, Mumbai, Pune and Hyderabad and co-located our employees in newer, upgraded facilities in India. We also opened a delivery center in London, UK where we have been active for over a decade. With focus on growth in the Asia-Pacific region, we inaugurated a new sales office and delivery center in Singapore that will serve as a headquarters for the region.

People Initiatives

In view of the Company being poised for growth and positioned well to reap new opportunities, significant focus was given to people practices during the year.

Our global headcount stood at 13,995 at the close of 2009. We added 18 senior management personnel at the Vice-President level and above, during the year. A continuous thrust on improvement through focussed interventions resulted in a significant dip in the Company’s attrition figures from 20% (at the end of 2008) to 13.7% (at the end of 2009).

The Patni Academy for Competency Enhancement (PACE) and Learning & Development delivered technical, functional & behavioral training of close to 58,112 person days in 2009. The Faculty Development Programs as a part of the PLEdge initiative (Patni’s Industry-Academia collaboration) were attended by 50+ faculty members from colleges in and around Mumbai. Totally, 82 employees completed their Master’s degree through Patni–BITS collaborative program specializing in Software Engineering and Embedded Systems.

Through the newly launched ‘Patni Leadership Academy’, over 150 persons successfully completed a customized executive education program or an Executive MBA program from IIM-Ahmedabad and IIM- Kozhikode, respectively. Three senior leaders went through the Advanced Management Program of Harvard Business School.

As part of our Global Resources in Technology (GRiT) initiative, more than 2500 GRiT employees successfully completed one or more of the certifications which included external certifications from vendors such as Microsoft, Sun, Oracle.

As the global economies stabilize, we are well prepared and poised for growth.

The Road Ahead

Induced with a new vigor as a result of the numerous organizational initiatives, we feel confident of demonstrating our momentum to execute going forward, and regaining our rightful place in the Indian IT industry. As the global economies stabilize, we are well prepared and poised for growth. While the market is still thwart with risks of double dip recession, we are positioned well to reap the opportunities given our impressive pipeline.

We are now looking at 2010 and beyond with renewed optimism. We believe that walking slower doesn’t make the distance shorter. We will focus on accelerating our pace, aligning ourselves to the operating and strategic priorities; this will ensure that our achievements will happen sooner than we envision. Also, we have sound financial and management scale to grow our business faster through acquisitions.

In the coming year, our focus is going to be on working together in a more unified way to accelerate growth and create stakeholder value by winning in the market place.

I thank you for your trust and confidence placed in us throughout the year. I firmly believe that we as a company cherish our legacy while being excited about our future.

Regards,

Jeya Kumar

5 May 2010

Mumbai

Evolving

like never before

The economic downturn triggered a never before seen sense of urgency. Most organizations carefully monitored themselves for signs of financial failures, evaluated the effectiveness of strategies, and also revisited their objectives. Consequently, they either ratified their game plan or sought change of course. Like the others, we too felt that the global economic crisis provided us with a once-in-a-lifetime opportunity to dispassionately examine ‘who we are as an organization’, ‘how we want to operate’ and ‘what is our performance vis-à-vis industry standards’. The economic shock and uncertainty in the demand for IT services sounded a clarion call for action. We decided to do more than attempting to eke out a survival strategy. It was an opportune moment to initiate some transformational initiatives that would lead to organizational renaissance. However, the magnitude of transformation that we contemplated required fundamental changes in the company’s structure, management processes and people-mindset. But there was a strong sense of shared commitment at the top. We were ready to embark on a journey never ventured before.

As the global fiscal crisis stared in the face, we strengthened our resolve to further improve our business resiliency.

To succeed in this endeavor, we had to build a sense of urgency among the employees about the evolution of our organization at a speed and scale that was never witnessed before. The transformation journey began in February 2009, when the executive leadership team communicated company’s transformation agenda, strategic business priorities, vision and values in a consistent manner to employees across all geographical regions. Our strategy was centered around four themes: (1) Global presence (2) Micro-vertical specialization (3) Operational excellence (4) ‘Great-place-to-work’ practices. The overwhelming response boosted our confidence and strengthened our resolve to overcome the impending challenges and move forward. In the last one year we have successfully kick-started the process of evolution and started experiencing the difference. Here are some of the outcomes resulting from the implementation of the strategic agenda.

The magnitude of transformation that we contemplated required fundamental changes in the company’s structure, management processes and people’s mindsets.

It was important that we had a business infrastructure that helped us better manage the interdependencies across economies and businesses.

Global Presence

We are a global player operating in an integrated, global business environment. It was important that we had a business infrastructure that helped us better manage the interdependencies across economies and businesses. There was an urgency for us to have a four-tier global delivery architecture that was multi-cultural, multi-lingual, and multi-regional and encompasses the right mix of onshore, offshore, and near-shore delivery services. Soon, we announced our strategy to augment the ‘follow-the-sun’ model aimed at serving regional markets. We opened our first near-shore center in Queretaro, to augment our global delivery capabilities and serve the North American and Latin American markets. We also opened an onshore delivery center at El Paso in the Texas region to service the North American customers.

Revenue risk diversification is another facet of our geographical expansion. As the economy plunged into deep recession in the early 2009, leading to a sharp decline in IT spending across the US and Europe, we focused our sales efforts on APAC and other emerging markets, where the impact was comparatively less severe. The investments in the new APAC regional headquarters helped us improve our coverage of all the important markets in the region. Our focus in India is more than ever before. We have the entire wherewithal to capitalize on the opportunity that looms on the horizon due to the surge in public sector and government spending on IT initiatives. The traction in new markets like Turkey and South Africa in EMEA had put us in a safer situation to arrest revenue shortfall.

As we strived to augment our global presence, we also ensured that we remain focused on our objective of being a customer-centric organization. We identified US, EMEA, APAC and SAARC as our focus regions and appointed regional heads who are accountable to build and support strong relationships with customers and prospects in their respective markets and propel growth.

Micro-vertical specialization is a sure-fire way to climb up the business value trajectory and pursue a non-linear model of growth.

Micro-vertical Specialization

The shift in buying preferences have changed the face of service delivery. Clients no longer buy commoditized services. Vertical domain expertise is also not a strong differentiator. The focus is narrower than ever before as clients increasingly seek business process-related solutions that can create a business impact.

Keeping in tune with the trend, we leveraged micro-vertical specialization to offer standard solutions that are not only cost-effective but also faster to implement and easy to operate. Drawing upon our understanding of the unique requirements in every industry, we delivered pre-configured industry capabilities or worked with our partners to develop solutions that addressed such opportunities. Some of our process-based solutions included (a) PROMPT – an e-procurement solution for hospitality industry, (b) iCAPA – an incident and complaint management solution for life sciences, (c) atoms – pre-packaged processes for telecom operators and (d) Inventory liability and risk management dashboard – a reporting and analytics solutions for the hi-tech industry.

Buoyed by the success of the micro-verticalisation strategy in a few select areas, we have made investments to create intellectual property driven solutions in Underwriting, Policy Administration, Claims Management, Asset Management, Benefits Administration and Retail & Commercial Banking. We are convinced that micro-vertical specialization is a sure-fire way to climb up the business value trajectory and pursue a non-linear model of growth.

We induced efficiency in our business operations as we digitized most of the core processes as a part of the ‘iChange’ initiative.

Operational Excellence

As the shadow of the global financial slowdown loomed large, we responded with a sense of immediacy to assess our company’s competitive position. We pulled all the levers that drove operational efficiencies. We introduced flexibility in our cost structures to absorb margin erosion caused by depressed economic environment and sluggish demand. We scrutinized costs, assets and investments and embarked on a sustainable cost management program. Consolidation of our delivery capabilities gave a boost to our utilization as well as customer satisfaction levels. The cost efficiencies yielded favorable financial results. Our bench utilization was at an all time high and our EBITDA margin (ex-FX) touched a four-year high.

Efficiently managing daily operations during a downturn can help the company stay afloat, but does not fuel growth. Hence, we continued to make market sensitive investments to energize marketing and sales. We induced efficiency in our business operations as we digitized most of the core processes as a part of the ‘iChange’ initiative. We sharpened our focus on automating our service delivery and leveraging reusable assets, frameworks and tools (RAFT). Our delivery teams developed both technology and industry specific solution accelerators and frameworks aimed at accelerating time-to-deliver and reducing effort intensity.

Recession also provoked changes in client engagement models, which in turn had an impact on the service delivery. Thanks to the robust Patni PLUSTM suite of delivery methodologies and good project management practices, we could transform the terms of revenue engagement from a T&M model to emerging pricing models which are based on delivery of output and business outcome.

By creating a genuinely appealing workplace that is supportive, efficient and committed to excellence, our existing and potential employees will strongly identify Patni as a great place to work.

‘Great-Place-to-Work’ Practices

During difficult economic situations, it was important for us to stay focused on employees and keep the business moving forward. We did what was very obvious to do i.e. improve cost competitiveness, boost employee engagement and demonstrate compliance through corporate governance. However, we did not stop here in our journey towards workplace transformation.

We firmly believe that fostering an exceptional work environment is a business imperative. By creating a genuinely appealing workplace that is supportive, efficient and committed to excellence, our existing and potential employees will strongly identify Patni as a great place to work. We are adopting good workplace practices to help employees develop a sense of professional identification and a deeper connection with the organization.

In 2009, our executive leadership reviewed and reflected on what is really important to us in an enduring way. They reached a common understanding about the inherent beliefs in the organization and distilled its essence into a new set of core values. The new values emanate from previous Patni values, reflecting the evolution of our business. They portray who we are, the way we work, and what we aspire to achieve. In the last one year, we have diligently worked to weave our core values into the fabric of everything we do to positively impact those who seek our services. We will continue to operate with allegiance to the following core values: Passion, Honesty & Integrity, Operational Excellence, Innovation, Accountability, and Customer Centricity.

In line with our values, we have redesigned most of our processes and systems pertaining to recruitment, talent management, talent retention, competence development, leadership pipeline creation and succession planning. The new systems are designed to invigorate behaviors associated with our values. There was a renewed focus on influencing and inspiring engagement by formulating a ‘people’ strategy that drives accountability, boosts productivity and performance, fosters collaboration, and creates growth opportunities for leaders, managers, and frontline employees.

As we evolve into a global organization, we are doing more than just expanding the geographical footprint. We are consciously building a culture, which welcomes diversity and inclusivity. The organization is committed to advance the diversity agenda in a sustained and proactive manner by recruiting and employing a workforce representing different nationalities, cultures, genders, employment histories, and levels of physical ability. We are optimistic that in the coming years as the demographics of Patni become comparable with the best in our peer groups, we will transform into an organization, which would be known for innovation, openness, good governance, high performance and work ethics, greater degree of specialization, and collaborative work culture.

The Way Forward

The evolution is far from over. We will build on our early accomplishments and keep the momentum going. There’s nothing that we can’t do if we put our minds and energy to it. There are three good reasons to be optimistic about our company: our business fundamentals are strong, we are focused and moving in the right direction, and our people are at par with the best in the industry.

Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Thirty Second Annual Report together with Audited statements of Accounts for the year ended 31 December 2009:

Financial Results:

	31 December 2009	31 December 2008
	(Rs. in million)	(Rs. in million)
Sales	17,349	15,410
Resulting in Profit Before Tax	5,818	4,133
Profit After Tax	5,427	3,891
Profit available for appropriation after adding to it Previous Year’s Brought Forward	20,886	16,298
Appropriated as under:
Adjustment on account of employee benefits	—	—
Transfer to General Reserve	543	389
Final Proposed Dividend on Equity Shares @ 150% (Previous Year 150%)	387	384
Corporate Tax on above Dividend	66	65
Balance Carried to Balance Sheet	19,890	15,459

Executive Leadership Team

(Left to Right)

Naresh Lakhanpal EVP, President – Patni Americas; Deepak Khosla SVP, President – SAARC; Derek Kemp EVP, President – EMEA; Satish Joshi EVP, Global Head –Technology & Innovation; Mohan Hastak SVP, Global Head – AD & AM; Ajay Chamania EVP, Global Head – Product Engineering Services; Rajesh Padmanabhan EVP, Global Head – Human Resources; Jeya Kumar Chief Executive Officer; Anil Gupta EVP, Global Head - Business Operations; Surjeet Singh Chief Financial Officer; Sanjiv Kapur SVP, Global Head - BPO & CIS; Sunil Chitale EVP, Global Head – ES & SI; Niket Ghate SVP, General Counsel; Vijay Khare EVP, Global Head – Industry Verticals; V. Mathivanan EVP, President – APAC.

Board of Directors

Narendra K Patni Chairman	Jeya Kumar Chief Executive Officer	Gajendra K Patni Non-Executive Director	Ashok K Patni Non-Executive Director

William O Grabe Non-Executive Director	Louis Theodoor van den Boog Non-Executive Director	Arun Duggal Independent Director	Pradip Shah Independent Director

Ramesh Venkateswaran Independent Director	Michael A Cusumano Independent Director	Pradip Baijal Independent Director	Vimal Bhandari Independent Director

Abhay Havaldar Alternate Director to William O Grabe

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2009 amounted to Rs. 17,349 million as against Rs. 15,410 million for the corresponding period last year, registering a growth of about 13%. The Company has posted the Net Profits after tax to Rs. 5,427 million as compared to Rs. 3,891 million for the corresponding period last year, registering a growth of about 39% for the year ended 31 December 2009. Even on consolidated basis, revenues were increased in the current year 2009 by 0.92% to Rs. 31,461 million from Rs. 31,173 million in 2008.The net income increased by 34%.

Dividend

Your Directors are pleased to recommend the payment of dividend for the year ended 31 December 2009 at Rs.3/- (Rupees Three only) per share (150 percent) on face value of Rs.2/- [Previous year Rs.3/- per share (150 percent)], subject to approval of Members at the ensuing Annual General Meeting.

Economic Scenario and Outlook

The year 2009 began amid great uncertainty with regard to the likely impact of the global financial crisis, which has initially erupted in the second half of 2008. Governments around the world acted quickly and decisively, and in a coordinated manner, which helped in preventing the situation slipping into a full scale depression. Nevertheless, recession on a global scale was, inevitable to some extent and the only question was, and still is to some extent, how deep the recession would be and how long it would last. Most of the economies are showing sig of improvement but it is still a long way to go. Emerging markets in general and India in particular, are leading the way on the road to recovery, with strong growth rates based on robust economic fundamentals. Despite of inflationary pressures gradually building, a steady monetary policy course has been maintained, with a focus on supporting growth recovery.

Nasscom Strategic Review 2010 states that the year 2009 ushered turbulence, with countries around the world plunging into the recession. The housing bubble burst, followed by the financial crisis creating a domino effect that, but, brought the world to a standstill. While robust fundamentals ensured that the recession impact on India was relatively moderate, in an increasingly globalised environment, it could not escape declining GDP growth, rising unemployment and weakened consumer demand. However, prompt action by governments across the world and stimulus packages helped to contain this downfall and make way for revival by the end of 2009.

The industry is estimated to aggregate revenues of $73.1 billion in FY2010, with the IT software and services industry accounting for $63.7billion of revenues. During this period, direct employment is expected to reach nearly 2.3 million, an addition of 90,000 employees, while indirect job creation is estimated at 8.2 million. As a proportion of national GDP, the sector revenues have grown from 1.2% in FY1998 to an estimated 6.1% in FY2010. Its share of total Indian exports (merchandise plus services) increased from less than 4 % in FY1998 to almost 26% in FY2010.

Export revenues are estimated to gross $ 50.1 billion in FY2010, growing by 5.4%over FY2009, and contributing 69% of the total ITBPO revenues. Software and services exports (including BPO) are expected to account for over 99% of total exports, employing around 1.8 million employees.

The industry’s vertical market mix is well balanced across several mature and emerging sectors. 2009 saw increased adoption of outsourcing from not only our biggest segment i.e., the Banking, Financial Services and Insurance (BFSI), but also new emerging verticals of retail healthcare and utilities.

According to the report, the beginning of the new decade heralds the slow, but steady end of the worst recession in the past 60 years.

Global GDP, after declining by 1.1%in 2009, is expected to increase by 3.1%in 2010,and 4.2% in 2011,with developing economies growing thrice as fast as the developed economies. Improving economic conditions signifying return of consumer confidence and renewal of business growth, is expected to drive IT spending going forward. IT services is expected to grow by 2.4% in 2010, and 4.2% in 2011 as companies coming out of recession harness the need for information technology to create competitive advantage.

Organizations now recognize IT’s contribution to economic performance extending beyond managing expenditures. They expect IT to play a role in reducing enterprise costs, not merely with cost cutting but by changing business processes, workforce practices and information use. Movement toward SaaS and cloud computing, shared services, and more selective outsourcing will take firmer shape as near-term priorities to address constrained IT budgets.

Government IT spending continues to rise across the world, focusing on infrastructure, and security. Other areas of spending include BPM, data management, on demand ERP, virtualization, and efforts to increase and deliver enterprise managed services on IP networks. Business process outsourcing spending in 2010 is expected to be increasingly driven by F&A segment and procurement, followed by HR outsourcing. Providers will increase their focus on developing platform BPO solutions across verticals and services.

Growth in outsourcing is expected to supersede overall IT spend reaffirming its potential to not only support short term, tactical goals of cost savings, but also long term advantages of increased competitiveness, efficiencies and access to emerging markets. Within outsourcing, off shoring will see increased acceptance as off shore based providers grow and traditional service providers ramp up off shore delivery capabilities. India’s technology and business services industry has flourished in the last decade. A bright future lies ahead and the industry has much to look forward to, with the potential to quadruple its revenues over the next decade. Several macroeconomic and social trends will support the rise of the IT-BPO sector in the future, in core and emerging markets.

Business Overview

Your Company is a leading Indian provider of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which the Company calls its global delivery model. Your Company offers its services to customers through industry-focused practices, including insurance, manufacturing, retail and distribution, financial services and communications, media and utilities, and through technology-focused practices. Within these practices, its service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Your Company has in-depth knowledge in its industry and technology practices. Insurance, manufacturing, retail and distribution, communications, media and utilities and financial services accounted for 24.7%, 29.0%, 17.9% and 12.8% in 2008, respectively and 29.7%, 29.0%, 13.5%, and 12.8% in 2009, respectively. The Company’s technology practices offer research, design and development services for product engineering. Through its dedicated sales and management teams in each of its industry and technology practices, your Company believes it is able to provide better client service, effectively cross-sell services to its existing clients and develop new client relationships.

Your Company has a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Your Company’s customer base has increased from 199 clients as of December 31, 2005 to 272 clients as of December 31, 2009. Several of Company’s key executives are located in its client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 93.0% and 94.0% of its revenues in 2008 and 2009.

Delivery Model

Your Company addresses its clients’ needs with its global delivery model, through which it allocates resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. Your Company believes an integral part of its delivery is its industry knowledge, which your Company refers to as its domain expertise.

Your Company refers to its own industry experts, business analysts and solutions architects who are located primarily onsite with the client as its “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by its trained professionals located normally at one or more of our nine offshore centers in India. Typically, at the initial stage of a project, your Company provides services through its onsite industry and technology experts and its transient onsite delivery personnel.

By applying its domain wedge approach, your Company delivers solutions that can be structured to scale to suit its clients’ needs. In certain cases your Company provides dedicated offshore development centers, set up for a particular client. Through these offshore development centers your Company integrates its clients’ processes and methodologies and believe it is better positioned to provide comprehensive and long-term support. Your Company maximizes the cost efficiency of its service offerings by increasing the offshore portion of the work as the client relationship matures. To complement its domain wedge, your Company has aligned a majority of its sales and marketing teams to focus on specific industry sectors.

Industry Practices, Technology Practices and Service Lines

Your Company offers its services to customers through industry practices in insurance, manufacturing, retail and distribution, financial services and communications, media and utilities, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors, or ISVs. The Company’s industry practices and technology practices are complemented by its service lines, which your Company develops in response to client requirements and technology life cycles. The Company’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Customer Relationships

Your Company has always demonstrated the ability to build and manage relationships with some of the world’s largest and best known companies. Our strategy to diversify our revenue profile is on course.

Your Company’s active client base is at 272 as of 31 December 2009 as compared to 331 as of 31 December 2008. In addition, the total number of clients that individually accounted for over $ 1.0 million in annual revenues continued to be 92 as of 31 December 2009 and as of 31 December 2008.

During 2009, your Company’s revenues from T&M projects decreased by 7.3% over revenues in 2008, while revenues from fixed price contracts increased by 12.8% over the same period. T&M projects accounted for 59.4% of the Company’s revenues in 2009, compared to 64.0% in 2008 and 62.2% of its new business was billed on a T&M basis.

Your Company’s client concentration, as measured by the proportion of revenue generated from its top ten clients, increased to 49.7% in 2009 from 45.6% in 2008. The Company’s largest client contributed 11.9% of our revenues in 2009, compared to 10.7% in 2008. During 2009, clients in the insurance, manufacturing, retail and distribution, financial services and product engineering services industries continued to contribute a large proportion of the Company’s revenues. Revenues from clients in these industries contributed 29.7%, 29.0%, 12.8% and 15% to overall revenues respectively in 2009 as compared to 24.7%, 28.9%, 12.8% and 15.7% respectively in 2008. Your Company’s clients in the communications, media and utilities industry contributed to 13.5% of its revenues in 2009 as compared to 17.9% in 2008.

During 2009, your Company continued to derive a significant proportion of its revenues from clients located in the United States. In 2009 and 2008, your Company derived 78.9% and 75.9% of its revenues from clients located in the United States.

Sales and Marketing

Your Company’s sales teams use a multi-pronged approach to market its services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. The Company has aligned a majority of its sales and marketing teams to focus on specific industries and geographies. In addition to its sales executives, your Company has industry experts and solution architects who complement its sales efforts by providing specific industry and service line expertise. Your Company’s sales efforts are also supported by its marketing professionals, who assist in brand-building and tracking the Company’s expertise.

Your Company’s senior management and dedicated account managers are actively involved in managing client relationships and business development through targeted interaction with multiple contacts throughout Company’s clients’ organizations. Your Company aims to develop its client relationships into partnerships by working closely with its clients’ managers and senior executives to formulate and execute an offshore outsourcing strategy, implement engagement models that suit their particular challenges and explore new service lines.

Your Company has 28 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 235 sales and marketing personnel who are supported by dedicated industry specialists. Your Company sets targets for its sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, the Company’s compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets. Your Company’s sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. Your Company believes that a stronger brand will facilitate the Company’s ability to gain new clients and to attract and retain talented professionals.

Personnel & Performance

Your Company strongly believes that its ability to maintain and continue its growth depends to a large extent on its strength in attracting, developing, motivating and retaining the talent. The Company operates in seven major cities in India, which enables the Company to recruit technology professionals from different parts of the country. The key elements of the Company’s human resource management strategy include recruitment, learning and development, compensation and retention.

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company uses its competitive recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allow aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

Your Company employed 13,995 employees as of 31 December 2009. Out of 13,995 employees, 11,102 were software professionals. Of these software professionals, 2,372 employees were categorized as onsite and 8,730 as offshore.

The Company’s software employees are highly-skilled and have diverse educational backgrounds. As of 31 December 2009, graduate engineers comprised 67.03%, post graduate engineers comprised 4.67%, employees with master’s degrees in computer applications or computer management comprised 12.73% and employees with masters in business administration and equivalent qualifications comprised 3.80% of its software professionals. Other degrees comprised 11.77% of its software professionals.

Your Company believes that it has a balanced mix of experience with approximately 28.6%, 33% and 38.4% of its software professionals with work experience of less than 3 years, 3 to 6 years and over 6 years, respectively, as of 31 December 2009.

Facility Expansion

In keeping with its plans for expansion, your Company has constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with ability to provide scale and service to clients from one location.

The Navi Mumbai, and the Chennai facilities are expected to accommodate up to 14,000 and 10,000 engineers, respectively, when fully completed. The Company estimates that it may spend an aggregate of approximately $ 140 million to complete these two projects. Phase I of the Navi Mumbai facility, having a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, having a capacity of 1,200 seats, is complete and partially occupied. Construction of the Noida SEZ facility is completed with capacity to accommodate 3,200 Seats and is partially occupied. As of 31 December 2009, we had spent approximately $101.3 million on the knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $55.6 million as of 31 December 2009 which will be executed over 3 years. Your Company anticipates that expenditures for its expansion plans will total approximately $20 to $25 million in 2010. In continuation of Company’s policy to have its own campus operations, your Company has acquired land in Pune, Hyderabad and Kolkata in addition to its campuses in Mumbai, Chennai and Noida. These facilities when fully built are expected to have a seating capacity for approximately 25,000 professionals.

For the Chennai facility, your Company has acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. Further, for the Mumbai facility the Company has been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai.

Corporate Developments & Accolades

Your Company became the first Indian company to receive global certification by SAP for its Application Management Services. With this competitive edge, we are uniquely placed to jointly partner with SAP to take this offering to their large customer base.

Your Company was ranked among the ‘Top 10 Best Performers in IT Services and IT Infrastructure Services’, in a survey conducted by Global Services and neoIT. It was also featured in the prestigious list of Top 100 innovative service providers of the year.

Your Company was named a ‘Challenger’ in Gartner’s Magic Quadrant for Help Desk Outsourcing, North America, 2009 Report.

Your Company was ranked as the No. 1 ‘Green Innovative Information Technology Vendor’ by the prestigious 2009 Black Book Top Green Outsourcing Vendors Survey.

Your Company was named ‘IT Supplier of the Year’ by Weyerhaeuser, a leading provider of integrated forest products.

Your Company was ranked #7 Preferred Employer in DQ-IDC’s Best Employer Survey 2009.

Your Company was conferred the #7 ‘Preferred Employer’ rank in DQ-IDC’s Best Employer Survey 2009 based on an industry-wide employee satisfaction survey. The Company was also ranked #16 ‘Best IT Employer’ after a comprehensive analysis of HR policies across the industry. This rank is significant as it indicates a jump of 13 places from last year for the Company.

The Company also received some other key recognitions during the year:

Listed in the ‘Black Book of Outsourcing – 2009’:

Ranked # 1 ‘Life Sciences Information Technology Outsourcing’ Vendor

Ranked # 1 ‘Product Development and Engineering Outsourcing’ Vendor

Ranked # 2 ‘Property and Casualty: Automotive Insurance BPO’ Player

Ranked # 4 ‘Health Insurance BPO’ Player

Ranked # 8 ‘HomeOwners BPO’ Player

Listed among the Top 10 ‘End-to-end Insurance BPO/ITO Services Providers’

Ranked among Top 15 ‘Best Managed Global Outsourcing Vendor of 2009’ in the Annual Client Experience Survey.

Listed in the ‘Global Services 100 – 2009’, instituted by Global Services and neoIT:

Ranked 7th among ‘Top 10 best performing IT Infrastructure Service Providers’

Ranked 8th among ‘Top 10 best performing IT Service Providers’.

Listed among the Top 20 India-Centric BPO players in Competitive Landscape: Business Process Outsourcing, India-2009, by Gartner.

Named a ‘Niche Player’ in Gartner’s Magic Quadrant for CRM Service Providers, North America, 2009 Report.

Ranked 40th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2009’ list.

Listed as a regional level award winner at the ‘4th Employer Branding Awards 2009-10’ under the ‘Innovative retention strategy’ and ‘Excellence in training’ categories.

Patni ESOP 2003 (Revised 2009)

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Guidelines. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, PCS Computer Systems Mexico, SA de CV and Patni Computer Systems Brasil LTDA.

During the year, the Company set up the wholly owned subsidiary in Singapore viz. Patni (Singapore) Pte. Ltd.,

Patni Telecom Solutions, Inc. and Patni Life Sciences Inc. are the subsidiaries of Patni Americas, Inc., Company’s one of the main subsidiaries.

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

Patni Computer Systems (Czech) s.r.o. is the subsidiary of Patni Computer Systems (UK) Limited.

In view of the above and by virtue of Section 4 of the Companies Act, 1956 the Company has following eleven subsidiaries (Collectively to be referred as “Subsidiary Companies”) i) Patni Americas, Inc.; ii) Patni Computer Systems (UK) Limited; iii) PCS Computer Systems Mexico, SA de CV; iv) Patni Computer Systems GmbH; v) Patni Computer Systems Brasil LTDA; vi) Patni (Singapore) Pte. Ltd.; vii) Patni Telecom Solutions, Inc.; viii) Patni Telecom Solutions (UK) Limited; ix) Patni Telecom Solutions (P) Limited; x) Patni Life Sciences, Inc.; and xi) Patni Computer Systems (Czech) s.r.o.

The Company has been granted exemption for the year ended 31 December 2009 by the Ministry of Corporate Affairs vide its letter dated 5 January 2010 from attaching to its Balance Sheet, the individual Annual Reports of each of its Subsidiary Companies. As per the terms of the said letter, a statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2009 is included in the Annual Report. The annual accounts of Subsidiary Companies and the related detailed information will be made available to any member of the Company / its Subsidiary Companies seeking such information at any point of time and are also available for inspection by any member of the Company / its Subsidiary Companies at the Registered Office of the Company. The annual accounts of the said Subsidiary Companies will also be available for inspection, as above, at the registered offices of the respective Subsidiary Companies.

Directors

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Ramesh Venkateswaran, Dr. Michael A Cusumano and Mr. Louis Theodoor van den Boog are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

Mr. Vimal Bhandari was appointed as an Additional Director of the Company w.e.f. 15 January 2010. Pursuant to provisions of Section 260 of the Companies Act, 1956, he shall hold his office till the ensuing Annual General Meeting of the Company. In view of the same, it is proposed to appoint him as a director of the Company in the forthcoming Annual General Meeting.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance requirements which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and certificate from the Company’s Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the Public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s B S R & Co., Chartered Accountants, the present statutory auditors of the Company hold office until the conclusion of the ensuing Annual General Meeting. It is proposed to reappoint them as the statutory auditors of the Company until the conclusion of the next Annual General Meeting. M/s B S R & Co., have, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for reappointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

(a) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departure;

(b) they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2009 and the profit of the Company for the period 1 January 2009 to 31 December 2009;

(c) they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d) they have prepared the annual accounts on a going concern basis.

Conservation Of Energy, Technology Absorption And Foreign Exchange Earnings/ Outgo:

A) Conservation of Energy

Your Company consumes electricity mainly for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B) Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C) Foreign Exchange Earnings/Outgo

Earnings in Foreign Currency	31 December 2009
on account of:	(Rs. in million)
Export Sale	17,395
Others	62
Total Earnings	17,457

Expenditure in Foreign Currency	31 December 2009
on account of:	(Rs. in million)
Traveling Expenses	104
Overseas Employment Expenses	2,224
Professional Fees & Consultancy Charges	435
Subscription & Registration Fees	4
Other Matters	273
Total Expenditure	3,040
Net Earnings in Foreign Currency	14,417

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Narendra K. Patni	Jeya Kumar
Chairman	Chief Executive Officer

Date: 29 April 2010

Annexure to the Directors’ Report - Employee Stock Options Plan (‘ESOP’)

Information as on 31 December 2009

(Currency: in thousands of Indian Rupees except share data)

		As of December 31, 2009
(a)	No. of options granted	14,635,292	*
(b)	Pricing formula	As per market price as defined in SEBI guidelines on ESOP or on face value of equity shares
(c)	Options vested	3,069,095	**
(d)	Options exercised	2,973,145
(e)	The total number of shares arising as a result of exercise of option	2,973,145
(f)	Options lapsed	3,277,570	***
(g)	Variation of terms of options	N/A
(h)	Money realized by exercise of options;	582,630
(i)	Total number of options in force;	8,384,577
(j)	Employee wise details of options granted to;-
	(I) senior managerial personnel during the year;	Refer Table 1
	(II) any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Refer Table 2

(III)     identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;

		Refer Table 2

Table 1

Employee Name	Equity Options Granted
Jeya Kumar	1,850,000
Surjeet Singh	63,640
Ajay Chamania	21,710
Sunil Chitale	26,020
Vijay Khare	42,860
Satish Joshi	53,360
Manish Soman	50,000

Employee Name	ADR Options Granted
Brian Stones	9,250
V Mathivanan	50,000
Naresh Lakhanpal	50,000
Derek Kemp	20,000

Table 2

Employee Name	Equity Options Granted
Jeya Kumar	1,850,000

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	41.47

				As of December 31, 2009
(i)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported			5,427,316
	Add Stock based employee compensation determined under the intrinsic value method			118,560
	Less Stock based employee compensation determined under the fair value method			173,614
	Pro-forma profit			5,372,262
	Reported earnings per equity share of Rs. 2 each
	- Basic			42.32
	- Diluted			41.47
	Pro-forma earnings per equity share of Rs. 2 each
	- Basic			41.89
	- Diluted			41.05
(m)	Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price equals or is less than the market price of the stock ****
	Weighted average exercise price	-	Equity	Rs. 202.59
	Weighted average fair value	-	Equity	Rs. 124.96
	Weighted average exercise price	-	ADR	$12.36
	Weighted average fair value	-	ADR	$8.11
(n)

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for Equity linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield			1.37% - 1.78%
	Weighted average dividend yield			1.53%
	Expected life			3.5 - 6.5 years
	Risk free interest rates			5.94% - 7.21%
	Expected volatility			37.01% - 44.16%
	Weighted Average Volatality			39.42%

The price of the underlying share in market at the time of option grant

	Grant Date	Price (Rs.)
	March 10, 2009	106
	July 6, 2009	256
	August 26, 2009	451

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for ADR linked options which are in accordance with SEBI Guidelines on ESOP

Dividend yield		1.18%- 1.64%
Weighted average dividend yield		1.61%
Expected life		1.0 - 6.5 years
Risk free interest rates		0.52% - 2.96%
Expected volatility		42.41% - 50.79%
Weighted average volatility		46.65%

The price of the underlying ADR in market at the time of option grant

		Grant Date	Price
		January 8, 2009	$5.50
		July 6, 2009	$10.59
		August 26, 2009	$18.40
		November 3, 2009	$19.35
(o)	Ratio of ADS to Equity Shares	1 ADR = 2 Shares

* Including options granted to employees, who have then seperated.

• ** Net of options lapsed.

• *** As per the plan, in the event of resignation from employment, the options lapse for individual employee. However, the said options are available to Company for reissue.

• **** For options outstanding.

Disclosures required under Clause 12.2 of SEBI ESOP Guidelines

(Currency: in thousands of Indian Rupees except share data)

		As of December 31, 2009
(a)	No. of options granted	2,743,400
(b)	Pricing formula	The Company was not publicly listed as on the date of grant of stock options. The stock options were granted at the Fair Market Value as determined by an independent agency.
(c)	Options vested	2,163,479	**
(d)	Options exercised	1,885,804
(e)	The total number of shares arising as a result of exercise of option	1,885,804
(f)	Options lapsed	579,921
(g)	Variation of terms of options	N/A
(h)	Money realized by exercise of options;	272,197
(i)	Total number of options in force;	277,675
(j)	Employee wise details of options granted to;-
	(I) senior managerial personnel;	Refer Table 1
	(II) any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil

(III)     identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;

		Nil

Table 1

Employee Name	Options Granted
Satish M. Joshi	62,000
Deepak Sogani	52,600
Sunil Chitale	37,200
Milind S. Padalkar	31,700
Nand Kumar S. Pradhan	18,000
Milind Jadhav	19,000
Douglas W. Fallon	25,000
Sukumar G. Namjoshi	20,000
Vijay P. Khare	63,300
Ajay Chamania	34,700
Sanjiv Kapur	20,000
C. R. Krishna Shastri	30,100
Kiran Patwardhan	17,000
Mrinal R. Sattawala	58,300
Sumedh Mehta	25,000
Parag S. Patel	15,000

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	41.47
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported	5,427,316
	Add Stock based employee compensation deteremined under the intrinsic value method	—
	Less Stock based employee compensation deteremined under the fair value method	—
	Pro-forma profit	5,427,316
	Reported earnings per equity share of Rs. 2 each
	- Basic	42.32
	- Diluted	41.47
	Pro-forma earnings per equity share of Rs. 2 each
	- Basic	42.32
	- Diluted	41.47
(m)	Weighted-average exercise prices and weighted-average fair values of options, separately for options whose exercise price either equals or exceeds or is less than the market price of the stock
	Weighted average exercise price	Rs. 145
	Weighted average fair value	Rs. 20.11
(n)	The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions which are in accordance with SEBI Guidelines on ESOP
	Dividend yield	0.41%
	Expected life	2-5 years
	Risk free interest rates	4.75% - 4.90%
	Volatility	Nil
12.3

As the company follows intrinsic method for accounting for compensation cost there is no impact on profits and the basic and diluted EPS, as the excercise price and market price on date of grant is the same. Further, all options under the grant have been fully vested as of December 31, 2007.

** Net of options lapsed.

Corporate Governance Report

Your Company has complied, in all material respects, with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A.   Board of Directors

1.  Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of directors. In order to ensure the independence of the Board, half of the directors are Independent Directors.

At present, the Board consists of twelve members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position / Category	Number of directorships in other companies*
Mr. Narendra K Patni(1)	Chairman	4
Mr. Jeya Kumar(2)	Chief Executive Officer	1
Mr. Gajendra K Patni(3)	Non - Executive Director	2
Mr. Ashok K Patni(3)	Non - Executive Director	3
Mr. William O Grabe(4)	Non – Executive Director	6
Mr. Louis Theodoor van den Boog(5)	Non- Executive Director	4
Mr. Arun Duggal	Independent Director	13
Mr. Pradip Shah	Independent Director	16
Mr. Ramesh Venkateswaran	Independent Director	—
Dr. Michael A Cusumano	Independent Director	1
Mr. Pradip Baijal(6)	Independent Director	2
Mr. Vimal Bhandari(7)	Independent Director	6

(1)          Mr. Narendra K Patni is promoter and Chairman.

(2)          Appointed as a Director of the Company, not liable to retire by rotation, w.e.f. 25 June 2009.

(3)          Promoter.

(4)          Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

(5)          Resigned as an Executive Director w.e.f. 20 February 2009 but continues to be Non-Executive Director.

(6)          Appointed as a Director of the Company w.e.f. 25 June 2009, liable to retire by rotation.

(7)          Pursuant to Section 260 of the Companies Act, 1956, appointed as an Additional Director of the Company w.e.f. 15 January 2010.

*                 This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

Changes in composition of the Board during the year ended 31 December 2009.

•                  Mr. Pradip Shah was subsequently re-appointed as a director (liable to retire by rotation) at the Annual General Meeting held on 25 June 2009.

•                  Mr. Jeya Kumar and Mr. Pradip Baijal were appointed as Directors of the Company w.e.f. 25 June 2009.

•                  Mr. Arun Maira ceased to be a Director of the Company w.e.f. 22 July 2009.

2.              Number of Board Committees of the Company and of other companies on which directors are Member or Chairman.

			Number of board	Number of board
	Number of board	Number of board	committees of	committees of
	committees on	committees on	other companies	other companies
Name of the director	which Chairman	which Member	on which Chairman	on which Member
Mr. Narendra K Patni	NIL	NIL	NIL	NIL
Mr. Jeya Kumar	NIL	NIL	NIL	NIL
Mr. Gajendra K Patni	NIL	NIL	NIL	1
Mr. Ashok K Patni	NIL	NIL	NIL	1
Mr. William O Grabe*	NIL	1	NIL	NIL
Mr. Louis Theodoor van den Boog	NIL	1	NIL	NIL
Mr. Arun Duggal#	NIL	1	1	2
Mr. Pradip Shah#	1	NIL	2	5
Mr. Ramesh Venkateswaran#	NIL	NIL	NIL	NIL
Dr. Michael A Cusumano	NIL	NIL	NIL	NIL
Mr. Pradip Baijal^	1	NIL	1	NIL
Mr. Vimal Bhandari#	NIL	1	1	4
Mr. Arun Maira@	NIL	NIL	NIL	NIL

* Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

# Mr. Arun Duggal ceased to be the Chairman of the Audit Committee w.e.f. 10 February 2010. However, he continues to be the Member of the Audit Committee. Mr. Pradip Shah was appointed as the Chairman of the Audit Committee w.e.f. 10 February 2010. Mr. Ramesh Venkateswaran has ceased to be the Member of the said Committee w.e.f. 10 February 2010 and as on same date, Mr. Vimal Bhandari was inducted on the Audit Committee as a Member.

^ Mr. Pradip Baijal was appointed as the Chairman of the Shareholders’/ Investors’ Grievance Committee w.e.f. 29 July 2009.

@ Mr. Arun Maira ceased to be a Director of the Company w.e.f. 22 July 2009. Consequently, he also ceased to be the Chairman of the Shareholders’/ Investors’ Grievance Committee.

Note: (As required under the Listing Agreement)

1. For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2. For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Shareholders’ / Investors’ grievance committee alone are considered.

3.              Number of board meetings held and the dates on which such meetings were held:

Four board meetings were held during the year ended 31 December 2009 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 11-12 February 2009, 28-29 April 2009, 29-30 July 2009, and 31 October 2009.

4.              Attendance of each director at the board meetings and the last AGM

			Annual General
	Total board meetings	Total board	Meeting on
Name of the director	held during tenure	meetings Attended	25 June 2009
Mr. Narendra K Patni	4	4	¸
Mr. Jeya Kumar*	2	2	¸
Mr. Gajendra K Patni	4	4	¸
Mr. Ashok K Patni	4	4	X
Mr. William O Grabe	4	2	X
Mr. Louis Theodoor van den Boog	4	4	X
Mr. Arun Duggal	4	4	¸
Mr. Pradip Shah	4	3	¸
Mr. Ramesh Venkateswaran	4	4	¸
Dr. Michael A Cusumano	4	4	X
Mr. Pradip Baijal*	2	2	¸
Mr. Vimal Bhandari#	NA	NA	NA
Mr. Arun Maira@	2	2	X
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	4	2	X

NA - Not Applicable

* Mr. Jeya Kumar & Mr. Pradip Baijal were appointed as Directors of the Company w.e.f. 25 June 2009.

# Mr. Vimal Bhandari was appointed as a Director of the Company w.e.f. 15 January 2010.

@ Mr. Arun Maira ceased to be a Director of the Company w.e.f. 22 July 2009.

5.              Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2009 as below:

		Business	Loans &
		relationship	advances
	Relationship	with the	from the
Director	with other directors	Company	Company	Sitting Fees*	Remuneration*		Commission*
Mr. Narendra K Patni	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	Refer note 3		NIL
Mr. Jeya Kumar	No	None	NIL	NIL	Refer note 2		NIL
Mr. Gajendra K Patni	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Promoter	NIL	Rs. 80,000	(1,787,696.50	)#	Rs. 8,325,000
Mr. Ashok K Patni	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Promoter	NIL	Rs. 80,000	(1,787,696.50	)#	Rs. 8,400,000
Mr. William O Grabe	No	Nominee of strategic investor	NIL	NIL	NIL		NIL
Mr. Louis Theodoor van den Boog	No	None	NIL	Rs. 140,000	Rs. 10,305,284		US$ 34,333
Mr. Arun Duggal	No	None	NIL	Rs. 160,000	NIL		US$ 50,000
Mr. Pradip Shah	No	None	NIL	Rs. 140,000	NIL		US$ 45,000
Mr. Ramesh Venkateswaran	No	None	NIL	Rs. 240,000	NIL		US$ 50,000
Dr. Michael A Cusumano	No	None	NIL	Rs. 160,000	NIL		US$ 40,000
Mr. Pradip Baijal	No	None	NIL	Rs. 80,000	NIL		US$ 22,137
Mr. Arun Maira@	No	None	NIL	Rs. 60,000	NIL		US$ 20,000

*Gross amounts subjected to applicable TDS.

@ Mr. Arun Maira ceased to be a Director of the Company w.e.f. 22 July 2009.

# Adjustment to pension liability on account of actuarial valuations.

Notes:

1. Payment to Non-Executive Directors:

The Company pays US$ 40,000 as an annual commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all non-executive directors, shall not exceed 1% of the net profits of the Company in financial year. The Independent Directors are also paid a sitting fee of Rs. 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board /Committee meetings. In addition to abovementioned commission, following are entitled for a one time annual commission as under.

•                  The Chairman of the Audit Committee: $ 10,000/ - p.a.

•                  Members of the Audit Committee: $ 5,000/- p.a.

•                  The Chairman of Compensation & Remuneration Committee: $ 5,000/- p.a.

•                  The Chairman of Shareholders’ and Investors’ Grievance Committee: $ 5,000/- p.a.

In addition to the above, the Independent directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2009).

2. Payment to Chief Executive Officer:

During the year, the Company has appointed Mr. Jeya Kumar as a ‘Manager’ with the designation as ‘Chief Executive Officer’ w.e.f. 20 February 2009 and paid remuneration to him within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

The breakup of remuneration paid to him in capacity of Chief Executive Officer of the Company is as under:

(Amounts in Rs.)

	Fixed Components
	Salary, Allowances & Perquisites	PF contribution	Pension	Total
Mr. Jeya Kumar	119,736,859	2,177,836	—	121,914,695

3. Compensation to Mr. Narendra K Patni was paid by Patni Americas Inc., a wholly owned subsidiary of the Company. The Compensation is as described in the financial statements.

Non-Executive Directors’ Shareholding in the Company for the year ended 31 December 2009

Name of Non-Executive Director	No. of Equity Shares
Mr. Narendra K Patni#	20,697,998
Mr. Gajendra K Patni#	19,345,102
Mr. Ashok K Patni#	20,048,102
Mr. William O Grabe	Nil
Mr. Louis Theodoor van den Boog*	Nil
Mr. Arun Duggal	Nil
Mr. Pradip Shah	Nil
Dr. Michael A Cusumano	Nil
Mr. Ramesh Venkateswaran	7,700
Mr. Pradip Baijal	Nil

# shareholding includes shares held by their relatives.

*Mr. van den Boog holds 48,002 equity shares of the Company as on 31 December 2009. This shareholding was acquired by Mr. van den Boog through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

Stock Options Grant

The Company had introduced PATNI ESOP 2003 for employees of the Company / subsidiaries including non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of PATNI ESOP 2003, the Company issued an initial grant of 20,000 Options each to then Independent Directors on 1 July 2004 as approved by the Board at the exercise price of Rs. 254 per share. 25% of the options granted in July 2004 as mentioned above, vested each in July 2005, July 2006, July 2007 and July 2008.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options each to other Independent Directors, at the exercise price of Rs.381 per share. 25% of the options granted in April 2005 as mentioned above, vested each in April 2006, April 2007, April 2008 and April 2009.

The Board of Directors, at its meeting held on 25 April 2006, approved the grant of 5,000 options each to then Independent Directors, at the exercise price of Rs.458 per share. 25% of the options granted in April 2006 as mentioned above, vested each in April 2007, April 2008, April 2009 and April 2010.

Subsequent to listing of Company’s ADRs on New York Stock Exchange (NYSE), Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003 - Revised 2006”) (“the Plan”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions.

Pursuant to the Plan, Mr. Arun Maira, on joining the Board, was granted 20,000 options at an exercise price of Rs. 336/- per share. The effective date of above grant was 1 July 2006. 25% of the options granted to Mr. Arun Maira vested in July 2007, July 2008 and July 2009.

The Board of Directors, at its meeting held on 24 April 2007, approved the grant of 5,000 options each to then Independent Directors, at the exercise price of Rs. 455/- per share. 25% of the options granted in April 2007 as mentioned above vested in April 2008, April 2009 and April 2010.

The Members of the Company, at their meeting held on 26 June 2008, approved the amendment to the Plan to enable the Company to issue the Restricted Stock Units (RSUs) at an exercise price of Rs. 2/- each under the Patni ESOP 2003 – Revised 2008 (the “Revised Plan”).

The Compensation and Remuneration Committee of Directors vide its resolution dated 25 November 2008, approved the grant of 96,000 RSUs to Mr. Louis Theodoor van den Boog, at an exercise price of Rs. 2/- per share. 25% of the above mentioned RSUs have been vested in November 2009. The balance 75% of the above mentioned RSUs have been vested in April 2010.

The Compensation and Remuneration Committee of Directors vide resolution dated 10 March 2009, has approved the grant of 1,500,000 Equity Linked Options at an Exercise Price of Rs. 106/- per share and 350,000 RSUs at a par value of shares i.e. Rs. 2/- per share to Mr. Jeya Kumar, CEO, under the Plan.

The Members of the Company has approved the abovementioned grant by passing special resolution at the Annual General Meeting held on 25 June 2009. 25% of abovementioned Equity Linked Options and 50% of RSUs have been vested in March 2010.

The Members of the Company, at their Meeting held on 25 June 2009, approved the resolution in which the Board of Directors of the Company are authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under a ‘Patni ESOP 2003 (Revised 2009)’ (“Revised Plan 2009”) created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP Plan. The Members also resolved that options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Revised Plan 2009.

The Board of Directors, at its meeting held on 10 February 2010, approved the grant of 20,000 options each to Mr. Vimal Bhandari and Mr. Pradip Baijal at an exercise price of Rs. 471/- each and 5,000 options each to other 4 Independent Directors as on said date, at the exercise price of Rs. 471/- per share or US$ 20.78 per ADR, as the case may be. None of the said options have been vested so far.

All the options which have been granted except the RSUs granted to Mr. Jeya Kumar, vest in four equal annual instalments beginning one year from the date of grant. The RSUs granted to Mr. Jeya Kumar will vest in two equal annual installments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

Code of Conduct:

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2009 and a declaration to this effect signed by the CEO of the Company is provided at the end of this report.

Tenure:

As per the provisions of the Companies Act, 1956 and the Articles of Association of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is two years but they are eligible for re-appointment.

In accordance with the Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni are permanent members of the Board.

Further, Mr. Louis Theodoor van den Boog was appointed as an Executive Director of the Company w.e.f. 29 April 2008. However, he ceased to be an Executive Director w.e.f. 20 February 2009 and he continues to be Non-Executive Director liable to retire by rotation.

Mr. Jeya Kumar was appointed as ‘Manager’ with the designation as ‘Chief Executive Officer’ w.e.f. 20 February 2009 for the period of five years pursuant to the provisions of the Companies Act, 1956. He was further appointed as a Director of the Company, not liable to retire by rotation, at an Annual General Meeting held on 25 June 2009.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with the then corporate governance norms. Subsequently, the Audit Committee was further reconstituted on 30 March 2005, 29 April 2008 and recently on 10 February 2010. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

Existing Charter of the Audit Committee, including terms of reference, is as under:

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Patni Computer Systems Limited, (the “Company”), in fulfilling its oversight responsibilities with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the audited financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the Company’s independent auditors’ qualifications and independence, (d) the audit of the Company’s financial statements, and the performance of the Company’s internal audit function and its independent auditors.

II. Organization

The Audit Committee shall have minimum of three Directors as its Members. All Members of the Audit Committee shall be independent directors and shall be financially literate and at least one member shall have accounting or related financial management expertise. The Board shall appoint a chairperson of the Audit Committee and in the absence of such person, the members of the Audit Committee shall appoint one of their members present as the Chairman by a vote of the majority of the full Audit Committee. The Chairman of the Audit Committee shall be present at the Annual General Meeting of the Company to answer shareholders’ queries.

The Audit Committee may invite such of the executives, as it considers appropriate (and particularly the CFO) to be present at the meetings of the committee, but on occasions it may also meet without the presence of any executives of the company. The CFO, head of Internal Audit and representative of the Statutory Auditor may be present as invitees for the meetings of the Audit Committee.

III. Meetings

The Audit Committee should meet at least four times in a year and not more than four months shall elapse between two meetings. The Quorum shall be either two members or one third of the members of the Audit Committee whichever is greater.

IV. Authority and Responsibilities

Subject to and in accordance with Clause 49 of the listing agreement

Description			Period
A.	With Respect to the Management

	1.	Review the annual financial statements before submission to the board for approval	Annually

	2.	Review the quarterly financial statements before submission to the board for approval	Quarterly

	3.	Review and discuss the major issues w.r.t accounting principles and financial statement presentations and changes in accounting principles and polices.	As appropriate

	4.	Review disagreements or on audit problems, if any, for preparation of financial statements etc	As appropriate

	5.	Review Company’s legal Compliance Report and any matters which could impact Company’s financial statements.	As appropriate

	6.	Review the Company’s Earnings press releases and other information provided to analysts and rating agencies.	As appropriate

	7.	Review and discuss w.r.t off-balance sheet transaction, arrangements, obligations etc	As appropriate

	8.	Review steps to monitor, control and manage major financial risk and corrective measures	As appropriate

B.	With Respect to the Independent Auditors

	1.	Appointment, compensation and oversight of the work of Independent Auditors	As appropriate

	2.	Evaluate Performances of Independent Auditors including lead audit partner	Annually

	3.	Ensure objectivity & independence of Independent Auditors, and receive a statement of Independence from them	Annually

	4.	Review Appropriate Internal Quality Control procedures of Independent Auditors	Annually

	5.	Confirm Rotation requirement of Partners & Independent Auditors and hiring of former employees of Independent Auditors	As appropriate

	6.	Review of any report submitted by Independent Auditors	As appropriate

	7.	Before commencement of Internal Audit, review the scope & plan of work of Independent Auditors	Annually

	8.	Post audit discussion with Independent Auditors to ascertain areas of concern	Annually

	9.	Review Alternative Accounting treatments of Financial information reported in US GAAP and treatment advised by Independent Auditors	As appropriate

	10.	Ensuring the quality and appropriateness of the Company’s accounting and financial disclosures	As appropriate

C.	With Respect to the Internal Auditors

	1.	Appointment of Head of Internal Audit and review of scope of work and his responsibilities	Annually

	2.	Review the scope & plan of work of Internal Audit Group including staffing & budget	At least Annually

	3.	Evaluate Performance of Internal Audit Group	At least Annually

	4.	In discussion with internal auditors Review of the adequacy of Company’s internal controls	As appropriate

	5.	Review the process of complaints regarding internal accounting controls and auditing matters	As appropriate

	6.	Review effectiveness of the Company’s internal control over financial reporting	Annually

	7.	Review Management certification and disclosures	Annually

	8.	Review on the issues raised in management letters and corrective steps	As appropriate

	9.	Review on significant findings of the Internal Audit Group	As appropriate

Description			Period
D.	Other

	1.	Review all related party transactions required under SEC rules and SEBI	Annually

	2.	Examine reasons behind any substantial defaults	As appropriate

	3.	Review the details of investment surplus fund and IPO proceeds	As appropriate

	4.	Recommend to BOD amendment to, or waiver of, Company’s code of Ethics.	As appropriate

	5.	Review adequacy of Charter annually and review its performance	Annually

	6.	Report regularly with respect to the quality or integrity of the Company’s financial statements & perform other activities.	As appropriate

	7.	Review the financial statements of any material non-listed Indian subsidiary	As appropriate

V. Resources

The Audit Committee shall have the sole authority to retain or terminate consultants to assist the Audit Committee in its functions. The terms of engagement and payment terms of such consultants will be determined by the Audit Committee.

The Company Secretary shall act as the Secretary to the Audit Committee.

2. Composition, names of Members and Chairman

The Board of Directors of the Company at its Meeting held on 10 February 2010 has, inter alia, approved following changes in the composition of the Audit Committee of the Directors:

•                  Mr. Arun Duggal has ceased to be the Chairman of the Audit Committee. However, he continues to be the Member of the Audit Committee;

•                  Mr. Pradip Shah has been appointed as the Chairman of the Audit Committee;

•                  Mr. Vimal Bhandari, an independent Director, has been appointed as a Member of the Audit Committee; and

•                  Mr. Ramesh Venkateswaran has ceased to be the Member of the Audit Committee.

Accordingly, the current composition of the Audit Committee of the Company is as under:

Name of the Member	Designation	Category
Mr. Pradip Shah	Chairman	Independent Director
Mr. Arun Duggal	Member	Independent Director
Mr. Vimal Bhandari	Member	Independent Director

3. Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2009.

	Total Committee	Total
	meetings held	Committee
	during tenure	meetings
Name of the Member	of member	attended
Mr. Pradip Shah	4	4
Mr. Arun Duggal	4	4
Mr. Vimal Bhandari	—	—
Mr. Ramesh Venkateswaran	4	4

C.            Compensation and Remuneration Committee

1. Brief description of terms of reference and remuneration policy

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

The Committee has three non–executive members with all being independent and the Chairman of the Committee is an Independent Director. Mr. Arun Maira ceased to be the Member of Compensation and Remuneration Committee w.e.f. 22 July 2009 and Mr. Pradip Baijal was inducted as a Member of the said Committee w.e.f. 29 July 2009. Mr. Jeya Kumar was inducted as a Permanent Invitee of the Committee w.e.f. 29 July 2009.

2. Present Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Ramesh Venkateswaran	Chairman	Independent Director
Dr. Michael A Cusumano	Member	Independent Director
Mr. Pradip Baijal	Member	Independent Director

3. Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2009

	Total Committee	Total
	meetings held	Committee
	during tenure	meetings
Name of the Member	of member	attended
Mr. Ramesh Venkateswaran	4	4
Dr. Michael A Cusumano	4	4
Mr. Pradip Baijal	1	1
Mr. Arun Maira	2	1

D.            Shareholders’/ Investors’ Grievance Committee

Shareholders’/Investors’ Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006, 30 October 2007, 29 April 2008, 22 October 2008 and recently on 29 July 2009. The Committee consists of three directors, the majority being non-executive directors. The Chairman of the Committee is an Independent Director. The Committee met on 31 October 2009 to ensure timely and efficient resolving of investor complaints.

1.              Name of non-executive director heading the Committee:

Mr. Pradip Baijal was appointed as the Chairman of the Committee w.e.f. 29 July 2009. Mr. Arun Maira ceased to be the Chairman of the said Committee w.e.f. 22 July 2009.

2.              Present Composition, names of the Members and Chairman:

Name of the Member	Designation	Category
Mr. Pradip Baijal	Chairman	Independent Director
Mr. Louis Theodoor van den Boog	Member	Non - Executive Director
Mr. William O Grabe*	Member	Non - Executive Director

*Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

3.              Name and designation of Compliance Officer

Mr. Arun Kanakal, Vice President & Company Secretary

Akruti Softech Park, MIDC Cross Road No.21,

MIDC, Andheri (East),

Mumbai - 400 093.

Tel: 91 022 66930500

Fax: 91 022 28321750

E-mail: arun.kanakal@patni.com

4.              Details of investors’ queries / complaints received and resolved during the year ended 31 December 2009:

This information has been provided under Shareholders’ Information.

E. General Body Meetings

1. Details of last three Annual General Meetings of the Company:

Annual General Meetings for the last three years

Date	25 June 2009	26 June 2008	21 June 2007
Location	Hotel Le Meridien, R.B.M.Road,	Hotel Le Meridien, R.B.M.Road,	Hotel Le Meridien, R.B.M.Road,
	Opposite Pune Railway Station,	Opposite Pune Railway Station,	Opposite Pune Railway Station,
	Pune – 411 001	Pune – 411 001	Pune – 411 001
Time	11.30 am	11.30 am	11.30 am

2. Whether any special resolution passed in the previous three AGMs?

Yes

3. Whether any special resolution passed last year through postal ballot – details of voting pattern?

No

4. Who conducted the postal ballot?

Not Applicable

5. Whether any special resolution is proposed to be conducted through postal ballot?

No

6. Procedure for postal ballot?

Not Applicable

F. Disclosures

1.              Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which form part of this Annual Report.

2.              Details of non-compliance by the company, penalties and strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company.

3.              As stated earlier, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The provisions relating to Whistle Blower Policy have been adequately provided and no personnel has been denied access to the Audit Committee.

4.              Disclosure on non-mandatory requirements:

a)              None of the independent director on the Board of the Company has served for a tenure exceeding nine years. The Company has ensured that the person who is being appointed as an independent director has the requisite qualifications and experience which would be of use to the Company and which in the opinion of the Company, would enable him to contribute effectively to the Company in his capacity as an Independent Director.

b)             The Company has set up a Compensation & Remuneration committee, details of which are provided elsewhere in this Report.

c)              We publish our quarterly and half yearly results in widely circulated newspapers and also display our results on our website. We did not send half yearly results to the shareholders in the year 2009.

d)             The financial statements of the Company are unqualified.

e)              As stated earlier, the Company has adopted a Whistle Blower Policy and has established the necessary mechanism for employees to report concerns about any malpractice, impropriety, abuse etc. The said Policy is also appropriately communicated within the Company across all levels and has been displayed on Company’s intranet and website.

G. Shareholders’ Information

Date and time of AGM	:	23 June 2010, Wednesday at 11.30 a.m.
Venue	:	Hotel Le Meridien, R.B.M.Road, Behind Pune Railway Station, Pune - 411001
Financial year	:	1 January 2009 to 31 December 2009
Book closure dates	:	16 June 2010 to 23 June 2010 (both days inclusive)
Registered office	:	S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006
Dividend payment date	:	On or after 28 June 2010, but within the statutory time limit of 30 days
Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.
Website address	:	www.patni.com

Means of communication

The Company’s website www.patni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company has been sharing the relevant information on the “Corporate Filing and Dissemination Systems website viz. www.corpfiling.co.in” launched by BSE and NSE.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers), Navshakti and Maharashtra Times (Vernacular newspapers).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2009, there were 38,176 shareholders holding our equity shares.

The Company’s shares fall under category B of scrip in BSE and are listed on the following stock exchanges:

In India:

1. Bombay Stock Exchange Limited (BSE)

Phiroze Jeejeebhoy Towers

Dalal Street, Fort

Mumbai – 400001

Tel: 91 22 2272 1233/1234

Fax: 91 22 2272 3719

Website: www.bseindia.com

2. National Stock Exchange of India Limited (NSE)

Exchange Plaza,

Plot No.C/1, G Block,

Bandra Kurla Complex, Bandra (E)

Mumbai – 400 051

Tel: 91 22 2659 8235 / 36

Fax: 91 22 2659 8237 / 38

Website : www.nseindia.com

Outside India:

The Company’s ADSs are listed on:

The New York Stock Exchange (NYSE)

11 Wall Street, New York

NY 10005, US.

Tel: 1 212 6563000

Website: www.nyse.com

Listing fees for the year 2009-10 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:

BSE	: 532517
NSE	: PATNI
ISIN nos. in NSDL and CDSL	: INE660F01012
NYSE (ADR)	: PTI

Reuters:

Prime
Symbol	Company name	Exchange
PTNI.NS	PATNI COMPUTER SYSTEMS LTD	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS LTD	BSE
PTI.N	PATNI COMPUTER SYSTEMS LTD	New York Stock Exchange

Bloomberg Code: PATNI:IN, PTI:US.

Dematerialisation of equity shares

The Company’s shares are under compulsory dematerialisation list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialisation of shares. As on 31 December 2009, 99.99% shares were held in electronic form.

Contact Details:

For any queries regarding shares:

Registrar and Transfer Agent:

Karvy Computershare Private Limited

Unit : Patni Computer Systems Limited

Plot No.17 - 24, Vittal Rao Nagar, Madhapur

Hyderabad - 500 081, India.

Tel: 91 40 2342 0815-820

Fax: 91 40 2342 0814

Email: igkcpl@karvy.com

Company Secretary and Compliance Officer:

Arun Kanakal

Patni Computer Systems Limited

Akruti Softech Park,

MIDC Cross Road No.21,

Andheri (East), Mumbai – 400093

Tel: 91 22 6693 0500

Email : investors.redressal@patni.com

For queries relating to Financial Statements:

Tanmoy Chowdhury

Patni Computer Systems Limited

Akruti Softech Park,

MIDC Cross Road No.21,

Andheri (East), Mumbai – 400093

Tel: 91 22 6693 0500

Email: investors.redressal@patni.com

Investor correspondence in the U.S.:

Gaurav Agarwal

Patni Computer Systems Limited

One Broadway,

Cambridge MA 02142

Tel: 1 617 914 8360

e-mail : ir@patni.com

Name and address of the Depositary Bank for the purpose of ADS:

The Bank of New York Mellon Investor Services

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

Toll Free Tel # for domestic callers: 1 888 269 2377

International Callers can call: 1 201 680 6825

Email: shrrelations@bnymellon.com

Websites: http://www.bnymellon.com\shareowner

Name and address of the Custodian in India for the purpose of ADS:

The Hongkong and Shanghai Banking Corporation Ltd

Custody and Clearing

HSBC Securities Services

2nd Floor, ‘Shiv’, Plot No 139-140 B

Western Express Highway, Sahar Road Junction,

Vile Parle (E), Mumbai - 400 057

Tel: 91 22 4035 7637/40/49/27

Fax: 91 22 4035 7469/ 70

Dividend

The Board of Directors is pleased to recommend the payment of dividend for the year ended 31 December 2009 @ Rs. 3 per share or 150 percent. This dividend, if approved at the Annual General Meeting, shall be paid to all eligible Members whose names appear on the Register of Members on 15 June 2010.

Dividend through Electronic Clearing Service (ECS):

The Company shall provide the facility of ECS to those shareholders in the locations where ECS is available.

For balance locations, the Company shall issue dividend warrants. These warrants will be valid for a period of 90 days from the payment date. On the expiry of the validity period of the dividend warrants, these may be sent back to our Registrars and Transfer Agents for issue of demand drafts in lieu of the same at:

Karvy Computershare Private Limited

Unit : Patni Computer Systems Limited

Plot No.17 - 24

Vittal Rao Nagar, Madhapur

Hyderabad - 500 081, India

Tel: 91 40 2342 0815-820

Fax: 91 40 2342 0814

Email: igkcpl@karvy.com

Patni Insider Trading Policy:

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is continuously monitoring its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2009 to 31 December 2009:

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	44	44	0
Non-Receipt of Annual Report	12	12	0
Non-Receipt of Securities	0	0	0
Non-Receipt of Refund Order	5	5	0
Non- Receipt of Electronic Credit	0	0	0
Receipt of Refund Orders/DWs for corrections	13	13	0
Complaints Received from SEBI	0	0	0
Complaints Received from Stock Exchanges	0	0	0
Total	74	74	0

Shareholding Pattern as on 31 December 2009:

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	60,091,202	46.54
Mutual Funds/ UTI	7,654,442	5.93
Financial Institutions /Banks	10,550	0.01
Insurance Companies	1,428,954	1.11
Foreign Institutional Investors	15,492,659	12.00
Bodies Corporate	1,528,563	1.18
Individuals	3,159,974	2.45
NRIs	129,182	0.10
Foreign Corporate Bodies	2,752,081	2.13
Directors	7,700	0.00
Trusts and Clearing Members	134,199	0.10
Shares underlying ADRs*	36,555,172	28.31
Others	181,354	0.14
Total	129,126,032	100.00

* Includes 20,161,868 underlying shares held by Bank of New York for General Atlantic Mauritius Limited being the beneficiary.

Market Price Data:

Monthly highs, lows and volumes for Financial Year 2009

		BSE			NSE		Total Volume
	High	Low	Volume	High	Low	Volume	(BSE+NSE)
Month	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.	Nos.
January-09	142.90	108.00	387,508	142.00	109.00	1,404,122	1,791,630
February-09	125.50	97.00	1,000,131	126.05	96.55	2,144,553	3,144,684
March-09	131.95	94.00	8,386,144	132.00	94.00	7,688,524	16,074,668
April-09	171.10	127.05	1,063,223	171.40	125.10	3,628,842	4,692,065
May-09	230.70	152.00	3,973,660	231.90	158.20	10,156,227	14,129,887
June-09	279.50	199.15	1,820,810	279.50	198.40	6,466,440	8,287,250
July-09	368.45	240.05	4,710,704	368.60	239.90	16,439,314	21,150,018
August-09	463.00	335.00	7,374,711	464.70	336.00	25,325,379	32,700,090
September-09	488.00	391.00	5,354,247	488.70	349.80	22,015,927	27,370,174
October-09	522.70	391.00	3,311,662	477.20	389.05	16,049,271	19,360,933
November-09	515.00	418.00	4,186,272	518.85	415.55	19,597,293	23,783,565
December-09	496.00	440.20	1,824,179	495.45	440.00	8,669,771	10,493,950

Market movement:

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty from 1 January 2009 to 31 December 2009

Patni Price Vs. Sensex

525
438
352
265
179
92
01/01/09
16/02/09
02/04/09
22/05/09
03/07/09
14/08/09
29/09/09
13/11/09
29/12/09
Patni Computer Systems
Sensex

Patni Price Vs. Nifty

521
435
349
264
178
92
01/01/09
16/02/09
02/04/09
22/05/09
03/07/09
14/08/09
29/09/09
13/11/09
29/12/09
Patni Computer Systems
Nifty

Distribution of shareholding as on 31 December 2009

No. of equity shares held		No. of shareholders	%	No. of shares	%
1 –	5000	37,819	99.06	2,830,612	2.19
5001 –	10000	104	0.27	397,463	0.31
10001 –	20000	62	0.16	433,923	0.34
20001 –	30000	24	0.06	290,915	0.23
30001 –	40000	12	0.03	220,292	0.17
40001 –	50000	7	0.02	157,636	0.12
50001 –	100000	34	0.09	1,205,611	0.93
100001 a	nd above	114	0.30	123,589,580	95.71
Total		38,176	100.00	129,126,032	100.00

Outstanding ADRs

Our ADRs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2009, Outstanding ADRs are 8,196,652. Each ADR represents two underlying Equity Shares.

We have entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of Rs. 2/- each with the Depositary. The Depositary has executed and delivered to General Atlantic 20,161,868 ADRs representing such equity shares where each ADR represents one equity share of Rs.2 per share.

The addresses of offices / locations are given elsewhere in this Annual Report.

ANNUAL DECLARATION BY CEO PURSUANT TO CLAUSE 49(I)(D)(ii) OF THE LISTING AGREEMENT

As per the requirements of Clause 49(I)(D)(ii) of the Listing Agreement, I, Jeya Kumar, Chief Executive Officer of the Company, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2009.

Sd/-

Jeya Kumar

Chief Executive Officer

Date: 27 April 2010

Auditors’ Certificate on Corporate Governance

To the Members of Patni Computer Systems Limited

We have examined the compliance of conditions of Corporate Governance by Patni Computer Systems Limited (‘the Company’) for the year ended on 31 December 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For B S R & Co.

Chartered Accountants

Firm’s Registration No: 101248W

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

29 April 2010

The Board of Directors,

Patni Computer Systems Limited

Akruti Softech Park, MIDC Cross Road No. 21,

Andheri (E), Mumbai – 400 093.

Sub: Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company for the year ended 31 December 2009

We, Jeya Kumar, Chief Executive Officer (CEO) and Surjeet Singh, Chief Financial Officer (CFO), of Patni Computer Systems Limited, certify that:

(a)   We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.      these financial statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

ii.     these statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)   There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company’s code of conduct.

(c)   We are responsible for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)   We have indicated to the auditors and the Audit Committee:

i.      significant changes in internal control over financial reporting during the year;

ii.     significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii.    instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting.

Sd/-	Sd/-

Jeya Kumar	Surjeet Singh
Chief Executive Officer	Chief Financial Officer

Place: Mumbai
Date: 10 February 2010

Financial Section

PATNI COMPUTER SYSTEMS LIMITED

Standalone Financials under Indian GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2009, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (“the Act”), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

a)     we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

b)    in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)     the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)    in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in subsection (3C) of Section 211 of the Act;

e)     on the basis of written representation received from the directors of the Company, as at 31 December 2009 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 December 2009 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act, and

f)     in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i)      in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2009;

ii)     in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii)    in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.

Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
11 February 2010	Membership No: 032815

Annexure to the Auditors’ Report

(Referred to in our report of even date)

1      a)     The Company has maintained proper records showing full particulars, including quantitative details and situation, of fixed assets.

b)    The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

c)     Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2      The Company is a service company, primarily rendering IT consulting and software development services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

3      The Company has neither granted nor taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the register maintained under Section 301 of the Act.

4      In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5      a)     In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act, have been entered in the register required to be maintained under that section.

b)    In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6      The Company has not accepted any deposits from the public.

7      In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8      The Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Act, for any of the services rendered by the Company.

9      a)     According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Investor Education and Protection Fund.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues were in arrears as at 31 December 2009 for a period of more than six months from the date they became payable.

There were no dues on account of cess under section 441A of the Act, since the date from which the

PATNI COMPUTER SYSTEMS LIMITED

aforesaid section comes into force has not yet been notified by the Central Government.

b)    According to the information and explanations given to us, the following dues of Income-tax have not been deposited by the Company on account of disputes:

Name of statute	Nature of dues	Demand (Rs. in million)	Amount paid (Rs. in million)	Period	Forum where dispute is pending
Income tax Act, 1961	Income tax	274	—	Assessment	Income Tax
				year 2002-03	Appellate
					Tribunal
Income tax Act, 1961	Income tax	459	66	Assessment	Commissioner
				year 2003-04	of Income Tax
					Appeals
					(Demand stayed)
Income tax Act, 1961	Income tax	18	—	Assessment	Commissioner
				year 2003-04	of Income Tax
					Appeals
Income tax Act, 1961	Income tax	630	—	Assessment	Income Tax
				year 2004-05	Appellate
					Tribunal
Income tax Act, 1961	Income tax	1,131	171	Assessment	Commissioner
				year 2005-06	of Income tax
					Appeals
					(Demand stayed)

10    The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11    The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year.

12    The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13    In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi/ mutual benefit fund/ society.

14    According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments.

15    According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

16    The Company did not have any term loans outstanding during the year.

17    According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long term investment.

18    The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Companies Act, 1956.

19    The Company did not have any outstanding debentures during the year.

20    We have verified the end-use of money raised by public issue as disclosed in the notes to the financial statements.

21    According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

For B S R & Co.

Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
11 February 2010	Membership No: 032815

Balance Sheet as at 31 December 2009

(Currency: Rs. in thousands except share data)

	Note	2009	2008
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	258,252	256,210
Stock options outstanding		118,828	268
Reserves and surplus	4	31,660,399	24,955,494
		32,037,479	25,211,972
Loan funds
Secured loans	5	9,447	17,548
Deferred tax liability	17	51,401	133,746
		32,098,327	25,363,266
APPLICATION OF FUNDS
Fixed assets
Gross block	6	10,845,555	9,459,708
Less: Accumulated depreciation		4,773,617	4,192,478
Net block		6,071,938	5,267,230
Capital work-in-progress (Includes capital advances)		1,336,582	2,470,742
		7,408,520	7,737,972
Investments	7	22,673,955	16,521,947
Deferred tax asset, net	17	118,363	174,657
Current assets, loans and advances
Sundry debtors	8	3,395,803	5,593,827
Cash and bank balances	9	1,040,456	1,018,721
Unbilled Revenue		354,596	536,455
Loans and advances	10	1,917,602	1,079,769
		6,708,457	8,228,772
Less: Current liabilities and provisions
Current liabilities	11	2,763,141	5,216,046
Provisions	12	2,047,827	2,084,036
		4,810,968	7,300,082
Net current assets		1,897,489	928,690
		32,098,327	25,363,266

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

PATNI COMPUTER SYSTEMS LIMITED

Profit and Loss Account for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	Note	2009	2008
INCOME
Sales and service income		17,348,606	15,410,234
Other income	13	1,173,415	1,073,422
		18,522,021	16,483,656
EXPENDITURE
Personnel costs	14	8,124,686	7,426,623
Selling, general and administration costs	15	3,592,204	3,981,014
Depreciation	6	919,884	878,322
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	67,453	64,805
		12,704,146	12,350,683
Profit for the year before taxation		5,817,875	4,132,973
Provision for taxation	17	810,754	514,458
MAT credit entitlement	17	(434,179)	(320,392)
Provision for taxation - Fringe benefits		13,984	47,370
Profit for the year after taxation		5,427,316	3,891,537
Profit and loss account, brought forward		15,459,042	12,406,473
Amount available for appropriation		20,886,358	16,298,010
Adjustment on account of employee benefits		—	—
Proposed Dividend on equity shares		387,383	384,473
Dividend tax		65,836	65,341
Transfer to general reserve		542,731	389,154
Profit and loss account, carried forward		19,890,408	15,459,042
Earnings per equity share of Rs. 2 each
- Basic		42.32	28.70
- Diluted		41.47	28.65
Weighted average number of equity shares outstanding during the year
- Basic		128,254,916	135,590,677
- Diluted		130,878,553	135,815,016

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

Cash Flow Statement for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	2009	2008
Cash flows from operating activities
Profit before taxation	5,817,875	4,132,973
Adjustments:
Depreciation, net of transfer from revaluation reserve	919,805	878,241
Profit on sale of fixed assets, net	11,441	(15,024)
Profit on sale of investments, net	(471,493)	(396,666)
Loss/(Profit) on revaluation of investments	(28)	67
ESOP Compensation Cost	118,560	268
Dividend income	(481,407)	(484,132)
Interest income	(23,266)	(17,787)
Interest expense	893	1,379
Provision for doubtful Debts & advances	13,885	14,391
Deferred cancellation gains relating to roll-over cash flow hedges	202,686	—
Unrealised foreign exchange loss/(gain)	(327,143)	860,668
Operating cash flows before working capital changes	5,781,808	4,974,378
Decrease/(Increase) in sundry debtors	2,030,487	(740,699)
Decrease/(Increase) in Cost in unbilled revenue	181,860	(227,408)
(Increase)/Decrease in loans and advances	(176,506)	233,782
Increase in Advance Billings	32,396	54,699
Increase/(Decrease) in Sundry Creditors-others	74,107	(70,551)
(Decrease)/Increase in Advance from Customers	(26,621)	45,204
(Decrease)/Increase in payables to subsidiary companies	(913,606)	704,378
Increase in other liabilities	118,807	239,222
(Decrease)/Increase in Provision for retirement benefits	(45,606)	64,348
Cash generated from operations	7,057,126	5,277,353
Income taxes paid (including Fringe Benefit Tax)	(884,934)	(495,179)
Net cash provided by operating activities (A)	6,172,192	4,782,174
Cash flows from investing activities
Purchase of fixed assets	(779,267)	(1,781,512)
Sale of fixed assets	12,076	166,780
Purchase of non trade investments	(52,361,488)	(39,864,040)
Purchase of Investments in a Subsidiary	(291,273)	—
Sale of non trade investments	46,972,275	39,570,426
Dividend received	481,407	484,132
Interest received	14,890	17,353
Net cash used in investing activities (B)	(5,951,380)	(1,406,861)

PATNI COMPUTER SYSTEMS LIMITED

Cash Flow Statement (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	2009	2008
Cash flows from financing activities
Issue of equity shares	259,257	5,824
Payments for Buy back of Shares	—	(2,370,000)
Dividend paid, including dividend tax	(449,341)	(487,953)
Interest paid	(893)	(1,379)
Proceeds from finance lease obligations incurred	2,786	6,501
Finance lease obligations repaid	(10,886)	(12,738)
Net cash used in financing activities (C)	(199,077)	(2,859,745)
Net increase in cash and cash equivalents during the year (A+B+C)	21,735	515,568
Cash and cash equivalents at the beginning of the year	1,018,721	503,153
Cash and cash equivalents at the end of the year	1,040,456	1,018,721

Notes to the Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2009	2008
Cash in hand	2,335	51,690
Balance with banks:
- Current accounts	747,141	848,729
- Exchange earners foreign currency account	566,535	291,655
- Effect of changes in Exchange rate	(275,555)	(173,353)
	1,040,456	1,018,721

The accompanying notes form an integral part of this consolidated cash flow statement.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

Notes to the Financial Statements for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

1       Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a private limited company into a public limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc.), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany and Patni Computer Systems Brasil Ltda., a company incorporated in Brazil. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc, a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc - USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc., (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, U.S.A, for consideration in cash.

In July 2007, Patni UK acquired business and assets of Logan Orviss International (‘LOI’), a European telecommunications consulting services company in a business combination. In March 2008, Patni UK has set up a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV. Patni also operates through foreign branch offices in USA, Japan, Sweden, Korea, Netherlands, Australia, Finland, Turkey, Ireland, Romania and Switzerland. In June 2009, the company has set up a 100% subsidiary in Singapore named Patni (Singapore) Pte Ltd.

Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology services (comprising independent software vendors and product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

2       Significant accounting policies

2.1    Basis of preparation of financial statements

The accompanying financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (‘SEBI’) and Generally Accepted Accounting Principles (‘GAAP’) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’) and relevant provisions of Companies Act, 1956, to the extent applicable.

The preparation of the financial statements in accordance with GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2    Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the year of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below :-

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	8
Office equipments	5
Vehicles	4-5

In case of assets costing upto Rs. 1,000, these are charged to expenses. Assets above Rs. 1,000 and upto Rs. 5,000 are being

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

capitalised as part of a larger capital investment programme and depreciated at the rates provided above.

2.3    Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4    Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.5    Revenue and cost recognition

The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset “Unbilled revenue”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings”, represents billings in excess of revenues recognised.

Revenue on maintenance contracts is recognised rateably over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified year. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related revenues are earned, as services performed during set up year do not result in the culmination of a separate earnings process.

The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognised as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognised when the Company’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.6    Employee retirement and other benefits

Defined Contribution Plans:

Contributions to defined contribution retirement benefit schemes are recognised as an expense in the profit and loss account during the period in which the employee renders the related service. e.g. Superannuation scheme and Provident fund.

Defined Benefit Plans:

Gratuity, pension, sick leave and leave encashment schemes are defined benefits. The present value of the obligation under such defined benefit plans is determined based on actuarial valuation carried out by an independent actuary at the balance sheet date

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Actuarial gains and losses are recognised immediately in the Profit and loss account.

2.7    Foreign currency transactions

India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account.

Foreign branch office operations

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognised in the profit and loss account.

2.8    Derivative and hedge accounting

The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions. The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after April 1, 2009 and mandatory in respect of accounting periods commencing on or after 1 April 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standard) Rules, 2006.

On 1 January 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (1 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 – relating to Contingencies, AS 11 – relating to forward contracts and AS 13 until AS 30 becomes mandatory. Consequent to the adoption of the Standard, the resulting gain of Rs. 19,133 has been adjusted to the shareholder’s fund as on 1 January 2008.

Effective 1 January 2008, based on the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognised directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognised in the profit and loss account as they arose.

2.9    Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.10  Taxation

Income tax expense comprises of current tax expense & deferred tax expense or credit computed in accordance with the relevant provisions of the Income Tax Act, 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961. The Fringe Benefit Tax has been abolished from 1 April 2009.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. These exemptions expire on various dates between years 2005 and 2011. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (SEZ) in India. For units started in an SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 10 years on fulfilment of certain conditions.

In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.11  Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.12  Provisions and contingent liabilities

The Company creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

2.13  Employee stock options

The Company determines the compensation cost based on intrinsic value method. The compensation cost is amortised on a straight line basis over the vesting period.

3       Share capital

	2009	2008
Authorised
250,000,000 (2008: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
129,126,032 (2008: 128,105,007) equity shares of Rs. 2 each fully paid	258,252	256,210
	258,252	256,210

1)     Of the above, 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)     In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)     The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)     In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard,

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)     In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalisation of share premium aggregating Rs. 74,281.

6)     In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)     In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)     In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of the section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 21,914, has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

9)     Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money. Refer note 24 for employee stock compensation plans.

4       Reserves and surplus

	2009	2008
Building revaluation reserve
- Balance brought forward	1,272	1,353
- Transfer to profit and loss account	(81)	(81)
	1,191	1,272
Capital redemption reserve
- Balance carried forward	275,215	253,301
- Transfer from general reserve on account of share buy back (Refer note 3)	—	21,914
	275,215	275,215
Share premium
- Balance brought forward	8,625,435	10,965,988
- Share premium received on issue of equity shares	257,216	7,533
- Share premium utilised for buyback of shares (Refer note 3)	—	(2,348,086)
	8,882,651	8,625,435
Hedging Reserve	26,007	(1,447,666)
General reserve
- Balance brought forward	2,042,196	1,674,956
- Transfer from Profit & Loss account	542,731	389,154
- Transfer to Capital Redemption Reserve on account of share buy back (Refer note 3)	—	(21,914)
	2,584,927	2,042,196
Profit and loss account, balance carried forward	19,890,408	15,459,042
	31,660,399	24,955,494

5       Secured loans

	2009	2008
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	9,447	17,548

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

6      Fixed assets

			Buildings		Computers
			and		and other			Furniture		Assets	Total as at	Total as at
	Land	Land	leasehold	Computer	service	Electrical	Office	and		held for	31 December	31 December
	(Freehold)	(Leasehold)	improvements	software	equipments	installations	equipments	fixtures	Vehicles	sale	2009	2008
Gross block
As at 1 January 2009	171	674,378	2,987,684	1,202,709	2,008,097	816,507	870,994	828,595	70,573	—	9,459,708	8,439,918
Additions	—	154,457	881,445	333,797	113,302	70,273	81,885	103,579	9,371	—	1,748,109	1,346,714
Deletions	—	43	10,376	96,488	150,712	12,250	46,429	22,869	23,095	—	362,262	326,924
As at 31 December 2009	171	828,792	3,858,753	1,440,018	1,970,687	874,530	906,450	909,305	56,849	—	10,845,555	9,459,708
Accumulated depreciation
As at 1 January 2009	—	25,730	314,074	1,003,398	1,585,970	285,363	485,069	449,395	43,479	—	4,192,478	3,489,324
Charge	—	(1,020)	111,253	199,886	269,161	100,263	140,671	88,193	11,477	—	919,884	878,322
Deletions	—	4	5,895	95,610	148,300	7,835	44,340	16,311	20,450	—	338,745	175,168
As at 31 December 2009	—	24,706	419,432	1,107,674	1,706,831	377,791	581,400	521,277	34,506	—	4,773,617	4,192,478
Net block as at 31 December 2009	171	804,086	3,439,321	332,344	263,856	496,739	325,050	388,028	22,343	—	6,071,938	5,267,230
Net block as at 31 December 2008	171	648,648	2,673,610	199,311	422,127	531,144	385,925	379,200	27,094	—	5,267,230

Note:

1.  Gross block of vehicles as of 31 December 2009 includes assets acquired on lease, refer note 22.

7      Investments

	2009	2008
Long term (Unquoted, at cost)
Trade
Investment in Subsidiary companies
9,350 (2008: 9,350) equity shares fully paid of Patni Americas, Inc. (no par value)	4,605,465	4,605,465
6,153,350 (2008: 6,153,350) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	492,369	492,369
Contribution of Euro 2,150,000 (2008: Euro 150,000) towards Capital of Patni Computer Systems – Gmbh	137,302	6,076
Contribution of Pesos 31,146,176 (2008: Nil) towards PCS Computer Systems Mexico SA de CV	93,360	—
2,000,000 (2008: Nil) equity shares of 1 SGD each fully paid up of Patni (Singapore) Pte Limited	66,687	—
	5,395,183	5,103,910
Others
Investment
NABARD Term Deposit 10%	138,006	—
12.75 Percent Prakausali Investments NCD	250,000	—
Nil units (2008: 13,500) in NABARD Bonds	—	135,000
	388,006	135,000
Non-trade
Investment in Mutual Funds
20,000,000 units (2008: Nil) of Kotak Fixed Maturity Plan 13 Months Series 5 - Growth	200,000
15,000,000 units (2008: Nil) of IDFC-Fixed Maturity Plan-Thirteen Months Series 1 - Plan B Growth	150,000
7,144,745 units (2008: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
3,718,503 units (2008: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	39,624	39,624
Nil units (2008: 35,000,000) of Kotak Fixed Maturity Plan 15 Months Ser 4 Institutional Growth	—	350,000
Nil units (2008: 25,000,000) of DSPML Fixed Maturity Plan 12 1/2 Months Series 1 Institutional Growth	—	250,000
Nil units (2008: 24,550,000) of IDFC Fixed Maturity Plan Yearly Series 20 - Plan B - Growth	—	245,500

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                Investments (Contd.)

	2009	2008
Nil units (2008: 20,000,000) of DWS Fixed Term Fund -Series 47 - Institutional Growth	—	200,000
Nil units (2008: 20,000,000) of DSP BlackRock Fixed Maturity Plan - 13 Months - Series 1 - Institutional Plan - Growth	—	200,000
Nil units (2008: 20,000,000) of Reliance Fixed Horizon Fund VII - Series 4 - Institutional growth	—	200,000
Nil units (2008: 15,000,000) of Lotus India Fixed Maturity Plan-15 Months Series II Institutional Growth	—	150,000
Nil units (2008: 14,190,973) of - OISID HSBC Cash Fund - Institutional Plus - Growth	—	150,000
Nil units (2008: 13,000,000) of Templeton Fixed Horizon Fund Series 7-Plan D-Institutional-Growth	—	130,000
Nil units (2008: 10,002,193) of Birla Fixed Term Plan - Institutional - Series AK - Growth	—	100,022
Nil units (2008: 10,000,000) of ABN Amro Fixed Term Plan Series 10 Plan E Institutional Growth 29719/83	—	100,000
Nil units (2008: 10,000,000) of Birla Fixed Term Plan- Institutional - Series AM- Growth	—	100,000
Nil units (2008: 10,000,000) of DSP BlackRock Fixed Maturity Plan - 15 Months - Series 2 - Institutional Plan - Growth	—	100,000
Nil units (2008: 10,000,000) of DWS Fixed Term Fund -Series 46 - Institutional Growth	—	100,000
Nil units (2008: 10,000,000) of Standard Chartered Fixed Maturity Plan yearly Series 17 plan B Growth	—	100,000
Nil units (2008: 10,000,000) of JM Fixed Maturity Plan Series VII-15 Months- Plan 1 Growth plan (286) 7021966294	—	100,000
Nil units (2008: 10,000,000) of JM Fixed Maturity Fund Series XI-13 Months Plan 1 Institutional Growth Plan 320	—	100,000
Nil units (2008: 10,000,000) of Kotak Fixed Maturity Plan 14M Series 4 Institutional-Growth Option	—	100,000
Nil units (2008: 10,000,000) of ICICI Prudential Fixed Maturity Plan Series 43-13 Months Plan D Institutional Growth	—	100,000
Nil units (2008: 10,000,000) of Templeton Fixed Horizon Fund Series 7-Plan C-Institutional-Growth	—	100,000
Nil units (2008: 10,000,000) of Birla Fixed Term Plan - Institutional - Series AE - Growth	—	100,000
Nil units (2008: 9,000,000) of Standard Chartered Fixed Maturity Plan yearly Series 19 plan B Growth	—	90,000
Nil units (2008: 8,400,000) of Kotak Fixed Maturity Plan 13 Months Series 3 Institutional-Growth Option	—	84,000
Nil units (2008: 8,000,000) of Reliance Fixed Horizon Fund VII - Series 1 - Institutional growth	—	80,000
Nil units (2008: 7,000,000) of Lotus India Fixed Maturity Plan-375 Days Series VII-Institutional Growth	—	70,000
Nil units (2008: 7,000,000) of ICICI Prudential Fixed Maturity Plan Series 41 - Fourteen Months Plan Institutional Cumulative	—	70,000
Nil units (2008: 6,000,000) of Lotus India Fixed Maturity Plan-4 Months Series III-Institutional Growth	—	60,000
Nil units (2008: 5,000,000) of Kotak Fixed Maturity Plan 14 Months Series 3 Institutional-Growth Option	—	50,000
Nil units (2008: 5,000,000) of Lotus India Fixed Maturity Plan-13 Months Series IV-Institutional Growth	—	50,000
Nil units (2008: 5,000,000) of ICICI Prudential Fixed Maturity Plan Series 43 - Thirteen Months Plan B Institutional Growth	—	50,000
Nil units (2008: 5,000,000) of Tata Fixed Investment Plan - 1 Scheme A-Institutional Plan-Growth	—	50,000
Total	489,624	3,869,146
Current (Unquoted, at lower of cost or fair value)
Non-trade
Investment in Mutual Funds
278,953,675 units (2008: Nil) of IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	2,789,823	—
180,835,202 units (2008: Nil) of DWS Ultra Short Term Fund - Institutional Dividend	1,809,529	—
124,066,657 units (2008: Nil) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	1,243,102	—
119,362,231 units (2008: Nil) of Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	1,194,029	—
8,612,915 units (2008: Nil) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	908,070	—
89,455,239 units (2008: Nil) of Kotak Floater Long-Term-Weekly Dividend	901,544	—
65,235,287 units (2008: Nil) of Religare Ultra Short Term Fund - Institutional - Daily Dividend	653,377	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                Investments (Contd.)

	2009	2008
33,108,810 units (2008: Nil) of Kotak Floater Long-Term-Weekly Dividend	333,705	—
2,987,967 units (2008: Nil) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	315,024	—
2,103,537 units (2008: Nil) of ICICI Prudential Floating Rate Plan D - Daily Dividend	210,447	—
18,914,676 units (2008: Nil) of DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	200,000	—
17,193,229 units (2008: Nil) of HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	193,141	—
17,215,204 units (2008: Nil) of IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	172,152	—
15,016,114 units (2008: Nil) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	150,417	—
7,747,789 units (2008: Nil) of Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment	77,568	—
571,327 units (2008: Nil) of ICICI Prudential Institutional Liquid Plan-Super Institutional Daily Dividend	57,147	—
96,327,280 units (2008: 53,583,436) of Reliance Medium Term Fund - Weekly Dividend Plan	1,647,057	916,151
146,135,601 units (2008: 43,168,290) of Tata Floater Fund-Weekly Dividend	1,473,504	435,309
61,309,771 units (2008: 8,779,708) of Birla Sun Life Short Term Fund-Institutional Daily Dividend	613,435	87,845
60,564,419 units (2008: 479,266) of ABN Amro Money Plus Institutional weekly Dividend	605,783	4,793
20,747,240 units (2008: 15,797,760) of Tata Floater Fund-Weekly Dividend	209,160	159,266
101,754 units (2008: 679,425) of TATA Liquid Super High Investment Fund - Daily Dividend	113,407	757,232
4,745,712 units (2008: 30,537,286) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend	48,644	310,675
1,632,230 units (2008: 5,261,129) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	16,338	52,665
Nil units (2008: 67,954,590) of Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	—	680,871
Nil units (2008: 63,009,161) of ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend Reinvest Dividend	—	630,123
Nil units (2008: 41,693,161) of Reliance Liquidity Fund -Daily Dividend Reinvestment Option	—	417,061
Nil units (2008: 35,477,058) of Prudential Flexible Income Plan Dividend-Weekly	—	374,113
Nil units (2008: 32,330,373) of Prudential Flexible Income Plan Dividend-Weekly	—	341,122
Nil units (2008: 30,393,581) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	—	304,394
Nil units (2008: 29,977,116) of Prudential ICICI Floating Rate Fund Plan D-Dividend Daily	—	299,834
Nil units (2008: 18,903,846) of GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend	—	200,033
Nil units (2008: 16,948,854) of ABN Amro Money Plus Institutional -Weekly Dividend	—	169,497
Nil units (2008: 16,020,865) of Kotak Quarterly Interval Plan Series 6 Dividend	—	160,211
Nil units (2008: 15,263,928) of JM Money Manager Fund -Super Plus Plan-Weekly Dividend	—	155,569
Nil units (2008: 14,202,082) of Kotak Flexi Debt Scheme Institutional - Weekly Dividend	—	142,571
Nil units (2008: 12,500,000) of P1363 ICICI Prudential Interval Fund IV Quarterly Interval Plan C Institutional Dividend	—	125,000
Nil units (2008: 10,724,975) of Kotak Quarterly Interval Plan Series 3 Dividend	—	107,338
Nil units (2008: 10,349,812) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	—	104,499
Nil units (2008: 10,090,682) of Kotak Quarterly Interval Plan Series 6 Dividend	—	100,907
Nil units (2008: 9,852,753) of Kotak Quarterly Interval Plan Series 3 Dividend	—	98,542
Nil units (2008: 5,441,733) of Templeton India ultra short bond fund super institutional plan Daily Dividend	—	54,519
Nil units (2008: 5,101,957) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	—	51,513
Nil units (2008: 5,034,502) of DWS liquid plus fund - institutional weekly dividend	—	50,751
Nil units (2008: 2,219,580) of DWS liquid plus fund - institutional weekly dividend	—	22,295
Nil units (2008: 4,176) of DSPML Liquid Plus-Institutional Premium -Weekly Dividend	—	4,180
Total	15,936,403	7,318,879

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                Investments (Contd.)

	2009	2008
Others
Investment in others
5000 units (2008: 1000) of Canara Bank Certificates of Deposit	465,181	95,482
Total	465,181	95,482
Total	22,674,397	16,522,417
Less: Provision for decline in the fair value of investments	(442)	(470)
Total	22,673,955	16,521,947
Aggregate value of unquoted investments	22,673,955	16,521,947
Refer note 26 for summary of investments purchased and sold during the year.

8      Sundry debtors (Unsecured)

	2009	2008
Debts outstanding for a period exceeding six months
- considered good	25,271	667,375
- considered doubtful	5,941	29,297
	31,212	696,672
Other debts
- considered good	3,370,532	4,926,452
- considered doubtful	7,367	—
	3,409,111	5,623,124
Less: Provision for doubtful debts	13,308	29,297
	3,395,803	5,593,827

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate Rs. 1,617,440 (2008: Rs. 3,899,060). This consists of debts due from Patni Americas, Inc. aggregating Rs. 1,186,337 (2008: Rs. 3,286,057); Patni Computer Systems (UK) Limited aggregating Rs. 315,002 (2008: Rs. 298,910), Patni Computer Systems Gmbh aggregating Rs. 26,944 (2008: Rs. 103,694), Patni Telecom Solutions Pvt Ltd. Rs. 10,099 (2008: Rs. 176,895) and Patni Life Science, Inc. Rs. 74,727 (2008: Rs. 25,078), Patni Telecom Solutions Inc Rs. 614 (2008: Rs. Nil), Patni Telecom Solutions (UK) Limited Rs. 3,717 (2008: Nil)

9      Cash and bank balances

	2009	2008
Cash on hand	2,335	51,690
Balances with scheduled banks
- in current accounts	391,578	261,270
- in term deposit account	475	50,000
Balances with Non-scheduled banks
- in current accounts (Refer Note 27)	646,068	655,761
	1,040,456	1,018,721

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

10   Loans and advances (Unsecured)

	2009	2008
Advances recoverable in cash or in kind or for value to be received	164,176	200,191
Security deposits with companies under the same management :
Ashoka Computer Systems Private Limited (Maximum amount of outstanding during the year; Rs. 591, 2008: Rs. 591)	591	591
PCS Cullinet Private Limited (Maximum amount of outstanding during the year; Rs. 627, 2008: Rs. 627)	627	627
PCS Finance Private Limited (Maximum amount of outstanding during the year; Rs. 501, 2008: Rs. 501)	501	501
Ravi and Ashok Enterprises (Maximum amount of outstanding during the year; Rs. 30, 2008: Rs. 30)	30	30
	1,749	1,749
MAT Credit entitlement [Refer note 17(b)]	1,025,567	591,388
Interest accrued on Investments	10,657	2,281
Other deposits	220,263	246,542
Deposit with tax authorities	236,986	—
Loan to employees	8,549	3,019
Advance payments of income-tax	157,182	37,352
Derivative Assets	98,933	—
	1,924,062	1,082,522
Less: Provision for doubtful loans and advances	6,460	2,753
	1,917,602	1,079,769

11   Current liabilities

	2009	2008
Sundry creditors	155,041	267,387
Payable to subsidiary companies	201,069	1,114,675
Billings in excess of cost and estimated earnings	152,861	120,466
Advance from customers	13,247	40,191
Unclaimed dividend *	770	475
Derivative Liability	343,374	1,873,475
Other liabilities	1,896,779	1,799,377
	2,763,141	5,216,046

*      There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12   Provisions

	2009	2008
Provision for taxation (net of advance tax: Rs. 2,424,996; 2008: Rs. 1,582,063)	1,175,392	1,169,579
Provision for retirement benefits	419,222	464,828
Dividend on equity shares	387,378	384,315
Dividend tax	65,835	65,314
	2,047,827	2,084,036

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

13   Other income

	2009	2008
Dividend on non-trade investments	481,407	484,132
Profit on sale of non-trade investments, net	471,493	396,666
Interest from:
- Loan to employees	226	806
- Bank deposits (tax deducted at source Rs. 1494; 2008: Rs. 98)	14,868	1,736
- Others (Refer note 30)	66,993	145,355
Miscellaneous income	138,428	44,727
	1,173,415	1,073,422

14   Personnel costs

	2009	2008
Salaries, bonus and allowances, including overseas employee expenses	7,662,769	6,833,783
Contribution to provident and other funds	228,043	228,050
Staff welfare	197,469	222,489
Pension, gratuity and leave encashment costs	36,405	142,301
	8,124,686	7,426,623

15   Selling, general and administration costs

	2009	2008
Travel and conveyance	671,121	712,712
Outsourced service charges	538,624	459,709
Legal and professional fees	164,127	150,515
Rent	396,497	415,252
Communication	188,904	184,645
Electricity	306,456	295,047
Advertisement and publicity	53,198	63,297
Software consumables	15,599	22,257
Rates and taxes	61,599	53,103
Recruitment charges	46,846	84,827
Insurance	47,694	46,166
Training fees	33,919	43,368
Printing and stationery	20,283	36,859
Subscription, registration and license fee	13,561	14,284
Repairs and maintenance
- computers	128,739	121,177
- building	33,244	61,524
- others	8,408	14,819
Provision for doubtful debts and advances	13,885	14,391
Foreign exchange (gain)/loss, net	469,356	879,454
Gain/Loss on sale of fixed assets	11,441	(15,024)
Miscellaneous expenses	368,703	322,632
	3,592,204	3,981,014

16   Interest costs

	2009	2008
Interest on finance lease obligations	866	1,147
Interest on bank overdrafts	26	232
Interest on tax assessments (Refer note 30)	66,277	58,745
Interest on others	284	4,681
	67,453	64,805

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

17   Taxes

	2009	2008
a) Provision for tax expense consists of the following:
Current taxes
- Indian (Refer Note c)	677,047	426,024
- Foreign	162,668	33,613
	839,715	459,637
Deferred tax expense / (credit)
- Indian	56,133	(58,408)
- Foreign	(85,094)	113,229
	(28,961)	54,821
	810,754	514,458
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	91,985	117,329
Provision for bad and doubtful debts	523	1,294
Carry forward capital loss	—	13,563
Carry forward loss	4,368	—
Unrealised loss on derivative contracts	103,016	107,544
Depreciation	(82,708)	(65,546)
Others	1,179	473
Total deferred tax asset, net	118,363	174,657
US branch profit taxes	(84,181)	(171,479)
Others	32,780	37,733
Total deferred tax liability	(51,401)	(133,746)

b)

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 434,179 (2008: Rs. 320,392) as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

c)

During the year the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same the Company has reversed the relevant tax provisions amounting to Rs. 114,393 relating to the above issue for all years upto AY 2006-07.

18   Auditors remuneration

	2009	2008
Remuneration to auditors consists of the following:
Audit fees	10,608	10,692
Taxation	2,330	3,350
Other services	232	230
Reimbursement of expenses	184	305
	13,354	14,577

19          Segmental information

In accordance with paragraph 4 of Accounting standard 17 “Segment Reporting” issued by the ICAI, the Company has presented segmental information only on the basis of the consolidated financial statements (refer note 20 of the consolidated financial statements)

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20          Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Subsidiaries	1)	Patni Americas, Inc., USA
		2)	Patni Computer Systems (UK) Limited
		3)	Patni Computer Systems GmbH
		4)	Patni Telecom Solutions Inc., USA
		5)	Patni Telecom Solutions (UK) Limited
		6)	Patni Telecom Solutions Private Limited
		7)	Patni Life Sciences Inc., USA
		8)	Patni Computer Systems Brasil Ltda.
		9)	Patni Computer Systems (Czech) s.r.o
		10)	PCS Computer Systems, Mexico, SA de CV
		11)	Patni (Singapore) Pte Ltd
2	Affiliates	1)	PCS Technology Limited and its subsidiaries
		2)	Ashoka Computer Systems Private Limited
		3)	PCS Cullinet Private Limited
		4)	PCS Finance Private Limited
		5)	Ravi & Ashok Enterprises
		6)	iSolutions Inc.
3	Key management personnel	1)	Mr Narendra K Patni
		2)	Mr Ashok K Patni
		3)	Mr Gajendra K Patni
		4)	Mr William Grabe
		5)	Mr Arun Duggal
		6)	Mr Michael Cusumano
		7)	Mr Arun Maira (1)
		8)	Mr Pradip Shah
		9)	Mr Ramesh Venkateswaran
		10)	Mr Louis Theodoor van den Boog (2)
		11)	Mr Abhay Havaldar
		12)	Mr Jeya Kumar (3)
		13)	Mr Pradeep Baijal (4)
4	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
5	Others	1)	Ravindra Patni Family Trust

(1)          Ceased to be director with effect from 22 July 2009

(2)          Ceased to be Executive director with effect from 20 February 2009 and now Non executive director.

(3)          Appointed as Chief Executive Officer with effect from 20 February 2009 and as Executive Director from 25 June 2009

(4)          Appointed as Director with effect from 25 June 2009

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20     Related party transactions (Contd.)

(b) Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest
Transactions during the year ended 31 December 2009
Investments	291,273	—	—	—
Remuneration	—	—	128,645	—
No of ESOP’s granted	—	—	1,500,000	—
No of RSUs granted	—	—	350,000	—
Commission expense	—	—	29,345	—
Sitting fees paid	—	—	1,420	—
Sales and service income	6,151,774	—	—	20,173
Purchase of fixed assets	65	—	—	—
Professional fees expense	9,664	—	—	—
Amount incurred on behalf of subsidiaries	199,041	—	—	—
Rent and other expenses	19,266	3,629	—	—
Dividend Paid	—	54,766	42,366	157,533
Amounts incurred by subsidiary on behalf of the Company	2,022,010	—	—	—
Deposit paid	261	—	—	—
Balances at 31 December 2009
Investments	5,395,183	—	—	—
Security deposits paid	—	1,748	—	—
Debtors	1,617,440	—	—	3,156
Deposits	5,240	—	—	—
Amounts payable	201,069	2,262	—	—
Remuneration payable to the directors	—	—	53,584	—
Commission Payable	—	—	4,177	—
Provision for pension benefits	—	—	125,133	—
Proposed dividend	—	54,766	40,266	153,984
Stock Option Outstanding	—	—	28,079	—
Transactions during the year ended 31 December 2008
Remuneration	—	—	41,743	—
No of RSUs granted	—	—	96,000	—
Commission expense	—	—	33,966	—
Sitting fees paid	—	—	940	—
Sales and service income	6,191,254	—	—	19,822
Professional fees expense	8,941	—	—	—
Reimbursement of expenses by subsidiaries	258,006	—	—	—
Rent and other expenses	—	3,560	—	—
Deposit received back	—	—	—	3,000
Dividend Paid	—	54,766	44,863	152,031
Amounts incurred by subsidiary on behalf of the Company	1,471,537	—	—	—
Amounts repaid to subsidiary	5,264	—	—	—
Balances at 31 December 2008
Investments	5,103,910	—	—	—
Security deposits paid	—	1,748	—	—
Deposits	5,240	—	—	—
Debtors	3,899,060	—	—	5,028
Amounts payable	1,115,055	1,214	—	244
Proposed dividend	—	54,766	44,863	152,031
Remuneration payable to the directors	—	—	1,953	—
Commission Payable	—	—	25,866	—
Stock Option Outstanding			268
Provision for pension benefits	—	—	134,821	—

Capital Commitment to subsidiary company during the year ended 31 December 2009, not included above Rs. 1298; (2008: Rs. 538). Refer note 28 for Managerial remuneration

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2009	2008
Transactions during the year
i)	Remuneration
	Mr Jeya Kumar	121,915	—
	Mr Louis Theodoor van den Boog	—	41,743
ii)	No of ESOP’s granted
	Mr Jeya Kumar	1,500,000	—
	No of RSU’s granted
	Mr Jeya Kumar	350,000	—
	Mr Louis Theodoor van den Boog	—	96,000
iii)	Commission expense
	Mr A K Patni	8,400	11,200
	Mr G K Patni	8,325	11,100
iv)	Sitting Fees paid
	Mr Arun Duggal	200	120
	Mr Michael Cusumano	220	120
	Mr Arun Maira	—	120
	Mr Pradip Shah	220	160
	Mr Ramesh Venkateswaran	300	200
v)	Sales and service income
	Subsidiaries
	Patni Americas, Inc., USA	5,364,572	5,571,477
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	20,173	19,822
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
	Arihant G Patni	15,846	15,846
	Vasundhara A Patni	15,000	—
	Key Management Personnel
	Mr A K Patni	23,771	27,270
	Mr G K Patni	12,268	11,267
	Mr N K Patni	6,326	6,326
vii)	Professional fees expense
	Patni Americas,Inc., USA	9,664	8,941
viii)	Reimbursement of expenses by subsidiaries
	Patni Americas, Inc., USA	72,805	84,990
	Patni Telecom Solutions Private Limited	89,961	139,492
	Patni Computer Systems (UK) Limited	29,557	30,896
ix)	Rent and other expenses
	Subsidiaries
	Patni Telecom Solutions Private Limited	19,266	—
	Affiliates
	Ashoka Computer Systems Private Limited	1,134	1,022
	PCS Cullinet Private Limited	1,403	1,529
	PCS Finance Private Limited	972	890
x)	Repayment to subsidiaries
	Patni Telecom Solutions Private Limited	—	5,264
xi)	Amounts incurred by subsidiary on behalf of the Company
	Patni Americas, Inc., USA	1,623,996	1,217,263
xii)	Deposit Paid
	Patni Computer Systems (UK) Limited	261	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2009	2008
Transactions during the year
xiii)	Investments
	Investment - Capital of Patni Computer Systems – Gmbh	131,226	—
	Investments - Patni (Singapore) Pte Limited	66,687	—
	Investments - PCS Computer Systems Mexico SA de CV	93,360	—
xiv)	Deposit received back
	Parties with substantial interest :
	Mr S M Patni	—	3,000
Balances as at the year end
i)	Investments
	Patni Americas, Inc., USA	4,605,465	4,605,465
ii)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Private Limited	501	501
iii)	Deposits received
	Patni Telecom Solutions Private Limited	5,240	5,240
iv)	Debtors
	Subsidiaries :
	Patni Americas, Inc., USA	1,186,336	3,286,057
	Patni Computer Systems (UK) Limited	315,002	—
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	3,156	5,028
v)	Amounts payable
	Subsidiaries :
	Patni Americas, Inc., USA	158,056	957,924
	Affiliates :
	PCS Cullinet Private Limited	951	589
	Ashoka Computer Systems Private Limited	657	301
	PCS Finance Private Limited	563	263
vi)	Proposed dividend
	Affiliates :
	iSolutions Inc.	54,766	54,766
	Key Management Personnel
	Mr Ashok K Patni	21,671	27,270
	Mr G K Patni	12,268	11,267
	Mr N K Patni	6,326	6,326
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
	Arihant G Patni	14,671	15,845
	Vasundhara A Patni	15,000	—
vii)	Remuneration payable to the directors
	Mr Jeya Kumar	53,584	—
	Mr Louis Theodoor van den Boog	—	1,953
viii)	Commission payable to the directors
	Mr Ashok K Patni	—	11,200
	Mr Gajendra K Patni	—	11,100
	Mr Arun Duggal	933	948
	Mr Michael Cusumano	466	443
	Mr Pradip Shah	700	695
	Mr Ramesh Venkateswaran	933	987
	Mr Loek Van Den Boog	466	—
	Mr Pradeep Baijal	566	—

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2009	2008
Balances as at the year end
ix)	Stock Option Outstanding
	Mr Jeya Kumar	22,289	—
	Mr Louis Theodoor van den Boog	5,791	268
x)	Provision for pension benefits
	Mr Ashok K Patni	68,679	70,466
	Mr Gajendra K Patni	56,455	64,354

21          Reconciliation of basic and diluted shares used in computing earnings per share

	2009	2008
Number of shares considered as basic weighted average shares outstanding	128,254,916	135,590,677
Add: Effect of dilutive issues of stock options	2,623,637	224,339
Number of shares considered as weighted average shares and potential shares outstanding	130,878,553	135,815,016

22          Leases

The Company has acquired certain vehicles under finance lease for a non-cancelable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. Fixed assets include the following amounts in relation to the above leased assets:

As at	2009	2008
Gross block of vehicles	27,492	43,692
Less: Accumulated depreciation	17,936	26,295
Net block	9,556	17,397

Future minimum lease payments in respect of the above assets as at 31 December 2009 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	5,779	550	5,229
Amount due in the period between one year and five years	4,508	289	4,218
	10,287	839	9,447

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancelable operating leases as at 31 December 2009 are summarised below:

As at	2009	2008
Amount due within one year from the balance sheet date	141,228	308,086
Amount due in the period between one year and five years	263,433	333,743
Amount due beyond five years	—	20,480
	404,661	662,309

Rent expense for all operating leases for the year ended 31 December 2009 aggregated Rs. 379,330 (2008: Rs. 399,762)

23          Contingent liabilities and capital commitments

	2009	2008
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,585,843	2,442,808
Foreign currency forward contracts	14,883,003	14,164,407
Foreign currency option contracts	465,200	5,579,879
Bank guarantees	76,994	55,838
Tax contingency	2,482,297	2,482,297

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at the balance sheet date.

In December 2008 the Company received a Demand of approximately Rs. 458,665 for the Assessment Year 2003-04 including an interest demand of Rs. 258,644 and another Demand in January 2009 of approximately Rs. 1,131,763 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 421,972. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 as per the earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 28 February 2010 or settlement of appeal whichever is earlier. As per stay of demand order, till December 2009 the Company has paid sum of Rs. 66,000 for the Assessment Year 2003-04 and Rs. 170,986 for the Assessment year 2005-06 as such the matter is under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 630,166 for AY 2004-05 and Rs. 261,703 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (DRP) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

24          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service and performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006. In June 2009 at the Annual General Meeting the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008” plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2009
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

24          Employee stock compensation plans (Contd.)

Stock options* activity under the plan is as follows:

	Year ended 31 December 2009
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Granted during the year	40,000	134	90
	1,500,000	106	90
	1,830,700	2	76
	499,600	339-493	90
Forfeited during the year	(54,800)	2	—
	(40,000)	134	—
	(35,145)	145	—
	(251,350)	254-338	—
	(345,650)	339-493	—
Exercised during the year	125,000	2	—
	76,000	112	—
	212,705	145	—
	293,650	254-338	—
	352,250	339-493	—
Outstanding at the end of the year	277,675	145	24
	2,279,076	254-338	40
	1,806,926	339-493	57
	2,246,900	2	72
	274,000	112	82
	1,500,000	106	80
Exercisable at the end of the year	24,000	2	59
	11,500	112	59
	277,675	145	24
	1,711,444	254-338	30
	1,044,476	339-493	41

	Year ended 31 December 2008
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	583,826	145	47
	2,135,869	254-338	53
	2,416,055	339-493	71
Granted during the year	—	145	—
Granted during the year	962,900	254-338	90
Granted during the year	350,000	112	90
Granted during the year	596,000	2	90
Forfeited during the year	(16,051)	145	—
Forfeited during the year	(274,693)	254-338	—
Forfeited during the year	(410,829)	339-493	—
Exercised during the year	(42,250)	145	—
Outstanding at the end of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Exercisable at the end of the year	525,525	145	35
Exercisable at the end of the year	1,885,276	254-338	40
Exercisable at the end of the year	1,261,219	339-493	37

* Includes stock options granted to employees of subsidiary companies

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

24          Employee stock compensation plans (Contd.)

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2009	2008
Profit for the year after taxation as reported	5,427,316	3,891,537
Add Stock based employee compensation determined under the intrinsic value method	118,560	268
Less Stock based employee compensation determined under the fair value method	173,614	77,747
Pro-forma profit	5,372,262	3,814,058
Reported earnings per equity share of Rs. 2 each
- Basic	42.32	28.70
- Diluted	41.47	28.65
Pro-forma earnings per equity share of Rs. 2 each
- Basic	41.89	28.13
- Diluted	41.05	28.08

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for Equity Linked Options:

	2009	2008
Dividend yield	1.37%-1.78%	0.68%-1.09%
Weighted average dividend yield	1.53%	0.93%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	5.94%-7.21%	7.10%-7.37%
Volatility	37.01%-44.16%	33.01%-39.45%
Weighted Average Volatility	39.42%	37.35%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2009	2008
Dividend yield	1.18%-1.64%	0.68%
Weighted average dividend yield	1.61%	0.68%
Expected life	1.0-6.5 years	3.5-6.5 years
Risk free interest rates	0.52%-2.96%	3.04%-3.51%
Volatility	42.41%-50.79%	41.36%-44.76%
Weighted average volatility	47%	42.90%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2009	2008
Personnel Cost	118,560	268

On 18 August 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from 1 April 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after 1 April 2009, the shares issued, or allocated and transferred by the Company, are no longer subject to FBT.

25          Amounts due to micro, small and medium enterprises

As at 31 December 2009, the company has no outstanding dues to any vendors registered with appropriate authority under the Micro, Small and Medium Enterprises Development Act 2006. There have been no delays in settlement of dues to such vendors, warranting any payment of interest as provided in the above Act (2008: Nil).

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2009 (non-trade)

		Year ended 31 December 2009
		Units	Cost of purchase
A)	Long Term
	Investment in Mutual Funds
	G661 IDFC - Fixed Maturity Plan -Thirteen Months Series 1 - Plan B Growth	15,000,000	150,000
	Kotak Fixed Maturity Plan 13Months Series 5 - Growth	20,000,000	200,000
	Total	35,000,000	350,000
	Investment in Others
	Nabard Term Deposit 10%	—	138,006
	12.75pc Prakausali Investments NCD	250	250,000
	Total	250	388,006
B)	Current
	Investment in Mutual Funds
	Kotak Quarterly Interval Plan Series 2 - Dividend	33,631,919	336,319
	1351 ICICI Prudential Interval Fund IV - Quarterly Interval Plan B - Institutional Dividend	15,235,050	152,351
	Fortis Money Plus Fund-Institutional Plan-Weekly Dividend Option	60,085,153	600,989
	Fortis Money Plus Fund-Institutional Plan-Weekly Dividend Option	130,876	1,309
	M47 ABN Amro Overnight Fund - Institutional Plus - Daily Dividend	47,879,402	478,938
	Birla Sun Life Liquid Plus-Institutional Plan- Weekly Dividend	199,472	1,995
	Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	150,891,724	1,509,411
	Birla Sun Life Liquid Plus-Institutional Plan- Weekly Dividend	1,130,328	11,306
	Birla Sun Life Short Term Fund- Institutional Plan - Daily Dividend	52,530,063	525,590
	B503DD Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend -Reinvestment	359,094,513	3,597,947
	DSP BlackRock Liquid Plus Fund - Institutional Plan - Weekly Dividend	31	31
	DWS Liquid Plus Fund- Institutional Plan - Weekly Dividend	13,347	135
	DWS Liquid Plus Fund- Institutional Plan - Weekly Dividend	34,243	345
	DWS Ultra Short Term Fund - Institutional Daily Dividend	35,377,955	354,413
	D170 DSP BlackRock Strategic Bond Fund - Institutional Plan - Weekly Dividend	501,053	502,737
	DWS Insta Cash Plus Fund-Institutional Plan-Daily Dividend	191,450,449	1,920,408
	DWS Ultra Short Term Fund - Institutional Weekly Dividend	51,868,414	522,840
	Deutsche Insta Cash Plus Fund - Weekly Dividend -2101197131	12,009,313	120,713
	DWS Ultra Short Term Fund - Institutional Dividend	200,765,248	2,008,959
	DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	18,914,676	200,000
	IDFC-Liquid Plus Fund-Treasury Plan-Plan B-Weekly Dividend	21,721,711	219,258
	IDFC-Liquid Plus Fund-Treasury Plan-Plan B-Weekly Dividend	119,006,832	1,201,272
	IDFC CF Daily-Dividend (Institutional Plan)	7,507,195	79,438
	GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 730278/08	29,204,859	309,034
	IDFC Cash Fund Institutional Plan B Daily Dividend	18,508,892	195,854
	GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 21349/70	32,361,688	342,438
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 730278/08	17,197,147	172,130
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 21349/70	168,796,070	1,689,578
	GCCD IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 21349/70	176,878,544	1,769,228
	G98 IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	17,215,204	172,152
	G98 IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	278,953,675	2,789,823
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	15,574,723	156,013
	HDFC Liquid Fund-Premium Plan - Dividend-Daily	12,237,006	150,023
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	178,943,484	1,792,948
	HDFC Liquid Fund-Premium Plan - Dividend-Daily	143,645,568	1,761,066
	HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	23,557,893	264,642
	HSBC Cash Fund Institutional Plus Daily Dividend	6,426,776	64,301

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments purchased during the year ended 31 December 2009 (non-trade)

		Year ended 31 December 2009
		Units	Cost of purchase
B)	Current (Contd..)
	Investment in Mutual Funds
	JM Money Manager Fund - Super Plus Plan - Dividend option - Weekly dividend	26,270,815	269,865
	JM Money Manager Fund - Super Plus Plan - Dividend option - Weekly dividend	227,570	2,329
	JM High Liquidity Fund - Super Institutional Plan - Daily Dividend (92)	14,976,847	150,016
	Kotak Liquid (Institutional Premium) - Daily Dividend Folio No. 281827/68	111,892,675	1,368,235
	Kotak Quarterly Interval Plan Series 6 - Dividend	196,419	1,964
	Kotak Quarterly Interval Plan Series 3 - Dividend	119,736	1,197
	Kotak Quarterly Interval Plan Series 3 - Dividend	130,336	1,303
	Kotak Quarterly Interval Plan Series 6 - Dividend	123,714	1,237
	ICICI Prudential Interval Fund IV - Quarterly Interval Plan C - Institutional Dividend	314,125	3,141
	Kotak Flexi Debt - Institutional Plan Weekly Dividend	20,379	205
	Kotak Floater Long-Term-Weekly Dividend	200,805,015	2,023,842
	Kotak Floater Long-Term-Weekly Dividend	33,108,810	333,705
	Religare Ultra Short Term Fund - Institutional - Daily Dividend	89,696,882	898,377
	Religare Liquid Fund - Super Institutional Daily Dividend	37,719,338	377,435
	Lotus India Liquid Plus Fund-Institutional Premium -weekly dividend 126758	14,242,590	142,517
	ICICI Prudential Flexible Income Plan-Weekly Dividend Plan	133,602,179	1,408,648
	ICICI Prudential Flexible Income Plan-Weekly Dividend Plan	1,234,013	13,008
	ICICI Prudential Floating Rate Plan-D - Dividend Daily	10,922,981	109,253
	32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvest Dividend	173,639,769	1,736,663
	I526 ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	16,107,493	1,698,233
	I542 ICICI Prudential Floating Rate Plan D - Daily Dividend	2,103,537	210,447
	I526 ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	2,987,967	315,024
	I564 ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	3,143,761	314,455
	Reliance Liquidity Fund-Dividend Plan-Daily Dividend Reinvestment	349,200,122	3,493,084
	Reliance Medium Term Fund- Weekly Dividend Plan	119,651,815	2,045,892
	Tata Floater Fund Weekly Dividend	226,993,592	2,288,847
	Tata Floater Fund Weekly Dividend	4,949,480	49,894
	Templeton India Ultra-short Bond Fund - Super Institutional - Dividend	148,674	1,488
	Tata Liquid Super High Investment Plan - Daily	3,593,363	4,004,875
	Tata Liquid Super High Investment Plan - Daily 2108400/73	36,798	41,012
	Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment 3109903669658	25,726,933	257,568
	Total	4,103,368,227	49,539,693
	Investment in Others
	Reliance Capital Ltd- CP	200	98,209
	Bank of India Cert of Deposit	5,000	464,569
	Canara Bank Cert of Deposit	7,500	697,772
	Syndicate Bank Cert of Deposit	5,000	463,314
	9.75% ICICI Home Finance Bonds	1,000,000	100,000
	9.25% IDBI Bank Ltd 2014	100	102,491
	8.45% IRFC 2018	50	49,750
	9.90% Syndicate Bank Bonds	50	51,750
	11.15% Union Bank Bonds	50	55,940
	Total	1,017,950	2,083,795

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2009 (non-trade)

		Year ended 31 December 2009
		Units	Sale value	Cost of purchase
A)	Long term
	Mutual Funds
	Fortis Fixed Term Plan - Series 10 - Plan E - Institutional Plan – Growth Option	10,000,000	110,769	100,000
	Birla Sun Life Fixed Term Plan - Series AE- Institutional Growth	10,000,000	112,908	100,000
	Birla Sun Life Fixed Term Plan - Series AK Institutional Growth	10,002,193	111,147	100,022
	Birla Sun Life Fixed Term Plan - Series AM Institutional Growth	10,000,000	111,615	100,000
	DSP BlackRock Fixed Maturity Plan - 15Months - Series 2 -Institutional Plan - Growth	10,000,000	112,251	100,000
	DWS Fixed Term Fund Series 46 - Institutional Plan- Growth Option	10,000,000	110,643	100,000
	DWS Fixed Term Fund Series 47- Institutional Plan - Growth Option	20,000,000	219,804	200,000
	DSP BlackRock Fixed Maturity Plan - 13Months - Series 1 -Institutional Plan - Growth	20,000,000	221,476	200,000
	DSP BlackRock Fixed Maturity Plan - 12 1/2 Months - Series 1 - Institutional Plan - Growth	25,000,000	275,645	250,000
	IDFC Fixed Maturity Plan - Yearly Series 19 - Plan B - Growth	9,000,000	99,402	90,000
	IDFC Fixed Maturity Plan - Yearly Series 17 - Plan B - Growth	10,000,000	110,611	100,000
	JM Fixed Maturity Fund - Series VII - 15 Months plan 1 (JM Fixed Maturity Fund - VII - 15M1) - Institutional plan - Growth option	10,000,000	111,456	100,000
	JM Fixed Maturity Fund - Series XI - 13 Months plan 1 (JM Fixed Maturity Fund - XI - 13M1) - Institutional plan - Growth option	10,000,000	110,632	100,000
	Kotak Fixed Monthsaturity Plan 14 Months Series 3 Institutional Plan - Growth	5,000,000	55,521	50,000
	Kotak Fixed Monthsaturity Plan 14 Months Series 4 - Institutional - Growth	10,000,000	111,593	100,000
	Kotak Fixed Monthsaturity Plan 13 Months Series 3 Institutional Plan - Growth	8,400,000	93,093	84,000
	Kotak Fixed Monthsaturity Plan 15 Months Series 4 Institutional - Growth	35,000,000	392,020	350,000
	Religare Fixed Monthsaturity Plan-14 Months-Series-III - Institutional Growth	6,000,000	66,721	60,000
	Religare Fixed Monthsaturity Plan-13 Months-Series-IV - Institutional Growth	5,000,000	55,323	50,000
	Religare Fixed Maturity Plan-375 days-Series-VII - Institutional Growth	7,000,000	77,071	70,000
	Religare Fixed Monthsaturity Plan-15 Months-Series-II-Institutional-Growth	15,000,000	167,561	150,000
	ICICI Prudential Fixed Maturity Plan series 41 - 14 Months Plan - Institutional Growth Option	7,000,000	77,605	70,000
	ICICI Prudential Fixed Maturity Plan series 43 - 13 Months Plan B - Institutional Growth Option	5,000,000	55,438	50,000
	ICICI Prudential Fixed Maturity Plan series 43 - 13 Months Plan D - Retail Growth Option	10,000,000	110,452	100,000
	Reliance Fixed Horizon Fund - VII - Series 1-Institutional Plan-Growth Option	8,000,000	89,350	80,000
	Reliance Fixed Horizon Fund - VII - Series 4-Institutional Plan-Growth Option	20,000,000	221,482	200,000
	IDFC Fixed Maturity Plan - Yearly Series 20 - Plan B - Growth	24,550,000	270,293	245,500
	Tata Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth	5,000,000	55,445	50,000
	Templeton Fixed Horizon Fund - Series VII - Plan C - Institutional Plan - Dividend	10,000,000	110,585	100,000
	Templeton Fixed Horizon Fund - Series VII - Plan D - Institutional Plan - Dividend	13,000,000	142,332	130,000
	HSBC Cash Fund - Institutional. Plus - Growth	14,190,973	195,559	150,000
	Total	372,143,166	4,165,803	3,729,522

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2009 (non-trade)

		Year ended 31 December 2009
		Units	Sale value	Cost of purchase
B)	Current
	Mutual Funds
	Kotak Quarterly Interval Plan Series 2 - Dividend	33,631,919	336,319	336,319
	1351 ICICI Prudential Interval Fund IV - Quarterly Interval Plan B - Institutional Dividend	15,235,050	152,351	152,351
	Fortis Money Plus Fund-Institutional Plan-Weekly Dividend Option	17,079,730	170,978	170,805
	M47 ABN Amro Overnight Fund - Institutional Plus -Daily Dividend	47,879,402	478,938	478,938
	Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	3,828,372	38,300	38,322
	Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	31,529,493	315,600	315,382
	Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	31,523,909	315,461	315,700
	B503DD Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend -Reinvestment	427,049,103	4,278,818	4,278,818
	DSP BlackRock Money Manager Fund - Institutional Plan - Weekly Dividend	4,207	4,215	4,211
	DWS Liquid Plus Fund- Institutional Plan - Weekly Dividend	2,232,927	22,518	22,430
	DWS Liquid Plus Fund- Institutional Plan - Weekly Dividend	5,068,745	51,108	51,096
	DWS Ultra Short Term Fund - Institutional Daily Dividend	35,377,955	354,413	354,413
	D170 DSP BlackRock Strategic Bond Fund - Institutional Plan - Weekly Dividend	501,053	502,908	502,737
	DWS Insta Cash Plus Fund-Institutional Plan-Daily Dividend -	191,450,449	1,920,408	1,920,408
	DWS Ultra Short Term Fund - Institutional Weekly Dividend	51,868,414	522,854	522,840
	Deutsche Insta Cash Plus Fund - Weekly Dividend -2101197131	12,009,313	120,713	120,713
	DWS Ultra Short Term Fund - Institutional Dividend	19,930,046	200,000	199,430
	IDFC-Liquid Plus Fund-Treasury Plan-Plan B-Weekly Dividend	26,823,668	269,551	270,771
	IDFC-Liquid Plus Fund-Treasury Plan-Plan B-Weekly Dividend	129,356,644	1,298,355	1,305,771
	IDFC CF Daily-Dividend(Institutional Plan)	26,411,040	279,471	279,471
	GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 730278/08	29,204,859	309,034	309,034
	IDFC Cash Fund Institutional Plan B Daily Dividend	18,508,892	195,854	195,854
	GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 21349/70	32,361,688	342,438	342,438
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 730278/08	17,197,147	172,152	172,130
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 21349/70	168,796,070	1,689,733	1,689,578
	GCCD IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 21349/70	176,878,544	1,769,228	1,769,228
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	558,609	5,600	5,596
	HDFC Liquid Fund-Premium Plan - Dividend-Daily	12,237,006	150,023	150,023
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	54,876,827	550,000	549,846
	HDFC Liquid Fund-Premium Plan - Dividend-Daily	143,645,568	1,761,066	1,761,066
	HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	6,364,664	71,500	71,501
	HSBC Cash Fund Institutional Plus Daily Dividend	6,426,776	64,304	64,301
	JM Money Manager Fund - Super Plus Plan - Dividend option - Weekly dividend	52,062,389	535,000	531,895
	JM Money Manager Fund - Super Plus Plan - Dividend option -Weekly dividend	15,491,498	158,846	157,898
	JM High Liquidity Fund - Super Institutional Plan - Daily Dividend (92)	14,976,847	150,016	150,016

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2009 (non-trade)

		Year ended 31 December 2009
		Units	Sale value	Cost of purchase
B)	Current (Contd..)
	Mutual Funds (Contd..)
	Kotak Liquid (Institutional Premium) - Daily Dividend Folio No. 281827/68	111,892,675	1,368,235	1,368,235
	Kotak Flexi Debt - Institutional Plan Weekly Dividend	14,222,461	142,728	142,775
	Kotak Floater Long-Term-Weekly Dividend	111,349,775	1,122,330	1,122,298
	Religare Ultra Short Term Fund - Institutional - Daily Dividend	24,461,595	245,000	245,000
	Religare Liquid Fund - Super Institutional Daily Dividend	37,719,338	377,435	377,435
	Lotus India Liquid Plus Fund-Institutional Premium-Weekly Dividend 126758	14,242,590	142,517	142,517
	ICICI Prudential Flexible Income Plan-Weekly Dividend Plan	169,079,237	1,783,177	1,782,761
	ICICI Prudential Flexible Income Plan-Weekly Dividend Plan	33,564,386	354,026	354,130
	ICICI Prudential Floating Rate Plan-D - Dividend Daily	40,900,096	409,135	409,087
	32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvest Dividend	236,648,929	2,366,871	2,366,786
	I526 ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	7,494,578	790,000	790,163
	I564 ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	2,572,434	257,300	257,308
	Reliance Liquidity Fund-Dividend Plan-Daily Dividend Reinvestment	390,893,284	3,910,145	3,910,145
	Reliance Medium Term Fund- Weekly Dividend Plan	76,907,971	1,315,000	1,314,987
	Tata Floater Fund Weekly Dividend	124,026,281	1,250,500	1,250,652
	Templeton India Ultra-short Bond Fund - Super Institutional - Dividend	5,590,407	55,969	56,007
	Tata Liquid Super High Investment Plan - Daily	4,171,033	4,648,700	4,648,700
	Tata Liquid Super High Investment Plan - Daily 2108400/73	36,798	41,012	41,012
	Templeton India Ultra Short Bond Fund Super Institutional Plan Daily Dividend Reinvestment	17,979,144	180,000	180,000
	Kotak Quarterly Interval Plan Series 6 - Dividend	16,217,285	162,173	162,175
	Kotak Quarterly Interval Plan Series 3 - Dividend	9,972,489	99,725	99,739
	Kotak Quarterly Interval Plan Series 3 - Dividend	10,855,311	108,553	108,641
	Kotak Quarterly Interval Plan Series 6 - Dividend	10,214,396	102,144	102,144
	ICICI Prudential Interval Fund IV - Quarterly Interval Plan C - Institutional Dividend	12,814,125	128,141	128,141
	Total	3,342,205,443	40,918,889	40,922,168
	Others
	11.15% Union Bank Bonds	50	56,013	55,940
	8.45% IRFC 2018	50	50,450	49,750
	9.25% IDBI Bank Ltd 2014	100	103,078	102,491
	9.75% ICICI Home Finance Bonds	100	101,900	100,000
	9.90% Syndicate Bank Bonds	50	51,844	51,750
	Bank of India Cert of Deposit	5,000	476,511	464,569
	Canara Bank CD	3,500	341,366	328,072
	Nabard Bond	13,500	135,000	135,000
	Reliance Capital Ltd- CP	200	99,463	98,209
	Syndicate Bank Cert of Deposit	5,000	471,964	463,314
	Total	27,550	1,887,589	1,849,095

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

27   Names of other banks, balances at year end and maximum amount of outstanding during the year

	2009	2008
Fleet Bank, Boston, USA (formerly Bank Boston - USA)
(Maximum balance outstanding during the year: Rs. 511,252; 2008: Rs. 387,993)	227,621	303,497
Bank of Tokyo Mitsubishi Limited - Japan
(Maximum balance outstanding during the year: Rs. 81,922; 2008: Rs. 105,584)	19,406	61,920
Bank of Tokyo Mitsubishi Limited - Keihiguchi-Japan
(Maximum balance outstanding during the year: Rs. 33,123; 2008: Rs. 23,217)	1,058	16,449
Bank of Tokyo Mitsubishi UFJ - Japan
(Maximum balance outstanding during the year: Rs. 52,998; 2008: Rs. 44,663)	38,586	45,042
The Japan Net Bank
(Maximum balance outstanding during the year: Rs. 160; 2008: Rs. 1,014)	—	159
ANZ Bank Australia - Australia 013-030-1982-72801
(Maximum balance outstanding during the year Rs. 36,150; 2008: Rs. 42,044)	2,870	4,755
ANZ Bank Australia - Australia 013-030-1982-72828
(Maximum balance outstanding during the year Rs. 93,839; 2008: Rs. 117,064)	92,043	51,324
Handels Bank - Kista Sweden 585-341-338
(Maximum balance outstanding during the year Rs. 3,333; 2008: Rs. 10,571)	1,577	3,333
Handels Bank - Kista Sweden 585-130-558
(Maximum balance outstanding during the year Rs. 4,014; 2008: Rs.9,302)	874	46
Handels Bank - Kista Sweden 43671179 (Euro account)
(Maximum balance outstanding during the year Rs. 22,316; 2008: Rs. 20,041)	14,183	22,316
Handelsbanken -Finland-A/c 313130-1290477
(Maximum balance outstanding during the year Rs. 92,691; 2008: Rs. 104,441)	74,062	99,358
Korea Exchange Bank - 611-016-118-609
(Maximum balance outstanding during the year: Rs. 1,799.; 2008: Rs. 1855)	1,812	1,752
ABN AMRO Bank N.V.-Netherlands A/c 43.47.90.427
(Maximum balance outstanding during the year: Rs. 41,421; 2008 : Rs. 54,541)	19,208	15,869
ABN AMRO Bank -Netherlands A/c 209
(Maximum balance outstanding during the year: Rs. 45; 2008: Rs. 43)	28	45
Standard Chartered Bank N.Y.
(Maximum balance outstanding during the year: Rs. 29,335; 2008: Rs. 30,712)	—	29,896
Türkiye Garanti bankasiUSD-860
(Maximum balance outstanding during the year: Rs. 71,147; 2008: Rs. Nil)	37,028	—
Türkiye Garanti bankasiTL-727
(Maximum balance outstanding during the year: Rs. 1,078; 2008: Rs. Nil)	530	—
AK Bank – USD A/C 166- 64931
(Maximum balance outstanding during the year: Rs. 110,453; 2008: Rs. Nil)	109,980	—
AK Bank – TRL A/C 166- 64930
(Maximum balance outstanding during the year: Rs. 3; 2008: Rs. Nil)	3	—
Credit Suisse-0842-1449715-71
(Maximum balance outstanding during the year: Rs. 5,338; 2008: Rs. Nil)	5,199	—
	646,068	655,761

28   Supplementary statutory information

i) Managerial remuneration

	2009	2008
Salaries and allowances	130,042	41,743
Contribution to provident fund	2,178	—
	132,220	41,743

a)              Managerial remuneration does not include Rs. 82,745 (including pension provision Rs. 26,338 and leave provision Rs. 4,379); (2008 : Rs. 140,454, including provision for pension : Rs. 68,508 and leave provisions Rs. 29,475) paid/accrued to manager by the subsidiary company during the year ended 31 December 2009.

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

28          Supplementary statutory information (Contd.)

b)             Sitting fees paid to non executive directors not included above aggregated Rs. 1420 (2008: Rs. 940) during the year ended 31 December 2009.

c)              Commission expense in respect of Non-Executive directors not included above aggregated Rs. 29,345 (2008: Rs. 33,966).

d)             Decrease in provision for pension liability aggregating to Rs. 3,575 for the year 2009 towards the pension plan of two non whole-time directors Mr Ashok K Patni and Mr Gajendra K Patni has not been included above, since such pension liability arose on account of services rendered prior to their appointment as non whole-time directors.

f)                Computation of Net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors :-

Net profit after tax from ordinary activities		5,427,316
Add:
1. Managerial remuneration	132,220
2. Depreciation as per books of accounts	919,805
3. Commission to Non-Wholetime Directors	29,345
4. Pension expense *	(3,575)
5. Directors Sitting Fees	1,420
6. Provision for Dimunition in Investment	(28)
7. Loss on sale of Fixed assets	11,441
7. Provision for Doubtful debts	13,885
8. Provision for taxation	390,560	1,495,073
		6,922,389
Less:
1. Depreciation under Section 350 of the Companies Act	919,805
2. Profit on sale of non-trade investments	471,493	1,391,298
Net profit on which commission payable		5,531,091
Commission payable to Non whole-time directors
Maximum allowed as per the Companies Act, 1956 at 1%		55,311
Commission expense in Profit & Loss Account in respect of Non whole-time directors		29,345

* Pension expense to founder directors Mr Ashok K Patni and Mr Gajendra K Patni.

ii) Value of imported and indigenous software consumables

	2009		2008
Imported	1.36%	212	0.69%	154
Indigenous	98.64%	15,387	99.31%	22,103
	100.00%	15,599	100.00%	22,257

iii) Value of imports calculated on C.I.F. basis:

	2009	2008
Capital goods	127,418	259,076
Software consumables	212	154
	127,630	259,230

iv) Expenditure in foreign currency

	2009	2008
Overseas employee expenses	2,224,244	1,746,192
Travelling	104,237	182,539
Professional fees and consultancy charges	434,623	369,918
Subscription and registration fees	3,450	3,272
Others	273,170	217,197
	3,039,724	2,519,118

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

28   Supplementary statutory information (Contd.)

v) Earnings in foreign currency

	2009	2008
Sales and services income (on FOB basis)	17,395,396	15,189,620
Interest received	58,325	137,200
Other Income	3,806	2
	17,457,527	15,326,822

vi) Dividend remitted in foreign currency

	2009	2008
Number of non-resident shareholders	1	1
Number of equity shares held on which dividend was due (paid up value of Rs. 2 each)	18,255,396	18,255,396
Period to which dividend relates
- Final dividend
1 January 2008 to 31 December 2008	54,766	—
1 January 2007 to 31 December 2007	—	54,766
	54,766	54,766

29   Statement of Utilisation of ADS Funds as of 31 December 2009

	No. of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1 Held as short term investments			1,000,893
2 Utilised for Capital expenditure for office facilities			4,248,140
3 Exchange loss			120,823
Total			5,369,856

30          Change in estimates

During the year ended 31 December 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the year ended 31 December 2008 as change in estimate:

	2009	2008
Reversal of interest expense (i)	—	(113,412)
Increase in interest expense	—	18,210
Decrease in income taxes - current	—	(319,027)
Increase in income taxes - deferred	—	66,423
Total	—	(347,806)

The Statute of limitation period for the March, 2006 tax return of the US Branch of the Company expired in December, 2009 i.e. on expiry of 3 years from the date of filing which was 15 December 2006. Hence the company has reversed the provision for that year on account of taxes & interest in December, 2009. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2009 on account of above:

	2009	2008
Reversal of interest expense (i)	(55,816)	—
Increase in interest expense	—	—
Decrease in income taxes - current	(344,960)	—
Increase in income taxes - deferred	8,892	—
Total	(391,884)	—

(i) Included in ‘Other Income’

During the year the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same the Company has reversed the relevant tax provisions amounting to Rs. 114,393.

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

31          Disclosure pursuant to AS-7, ‘Construction Contracts’ ( Revised ) in respect of revenue contracts for customised software development

		2009	2008
i	Contract Revenue recognised for the year	2,682,526	2,459,912
ii	Aggregate amount of contract costs incurred for all contracts in progress as at year end.	1,382,586	1,110,100
iii	Recognised Profits (less recognised losses) for all contracts in progress as at year end.	712,013	758,041

32          Employee Benefit Plans

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

As at 31 December	2009	2008
Present Value of Funded Obligations	303,087	287,516
Fair Value of Plan Assets	(273,266)	(223,136)
Net Liability	29,821	64,380
Amounts recognised in Balance Sheet
Provision for Gratuity	29,821	64,380

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2009	2008
Current Service Cost	50,837	48,370
Interest on Defined Benefit Obligations	17,432	21,515
Expected Return on Plan Assets	(15,582)	(15,937)
Net Actuarial Losses / (Gains) recognised in the Year	(27,246)	(17,046)
Total Included in “Employee Benefit Expense”	25,441	36,902

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2009	2008
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	287,516	255,999
Current Service Cost	50,837	48,370
Interest Cost	17,432	21,515
Actuarial Losses/(Gain)	(28,789)	(10,143)
Benefits Paid	(23,909)	(28,225)
Closing Defined Benefit Obligation	303,087	287,516
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	223,136	228,521
Expected Return on Plan Assets	15,582	15,937
Actuarial Gain /(Losses)	(1,543)	6,904
Contributions by Employer	60,000	—
Benefits Paid	(23,909)	(28,225)
Closing Fair Value of Plan Assets	273,266	223,137
Expected Employer’s Contribution Next Year	50,000	50,000
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	6.55%	5.85%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary Increase Rate (p.a.)	6.00%	8% for first 3 years, and 7% thereafter.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

32   Employee Benefit Plans (Contd.)

Composition of plan assets:

	2009	%	2008	%
Central Government Securities	3,042	1%	6,143	3%
Investment in Government Securities based funds	200,808	74%	164,031	73%
Public Sector / Financials Institutions / Bank bonds	69,416	25%	52,963	24%
	273,266	100%	223,137	100%

Pension Benefits

Founder Directors of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. The plan is not funded.

Amount to be recognised in Balance Sheet

As at 31 December	2009	2008
Present Value of Unfunded Obligations	125,133	134,821
Amounts recognised in Balance Sheet
Provision for Pension	125,133	134,821

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2009	2008
Current Service Cost	—	—
Interest on Defined Benefit Obligations	7,708	7,707
Net Actuarial Losses / (Gains) recognised in the Year	(11,284)	31,394
Total Included in “Employee Benefit Expense”	(3,576)	39,101

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2009	2008
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	134,821	101,831
Current Service Cost	—	—
Interest Cost	7,708	7,707
Actuarial Losses/(Gain)	(11,284)	31,394
Benefits Paid	(6,112)	(6,112)
Closing Defined Benefit Obligation	125,133	134,820
Expected Employer’s Contribution Next Year	6,112	6,112
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	6.55%	5.85%
Salary Increase Rate (p.a.)	0.00%	0.00%

33          The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

34          Prior year comparatives

Previous period figures have been appropriately reclassified to conform to the current year’s presentations.

Balance Sheet Abstract and Company’s General Business Profile

I. Registration Details

Registration No.	20127	State Code	11

Balance Sheet Date	31	12	2009
Date	Month	Year

II. Capital raised during the year

Public issue	Right issue
NIL	NIL

Bonus issue	Private placement
NIL	NIL

III. Position of mobilisation and deployment of funds

Total liabilities	Total assets
36909295	36909295

Sources of funds

Paid-up capital including share application money	Reserves and surplus
258252	31660399

Secured loans	Unsecured loans
9447	NIL

Deferred Tax Liability
51401

Application of funds

Net fixed assets	Investments
7408520	22673955

Net current assets	Deferred Tax Assets
1897489	118363

Accumulated losses	Miscellaneous expenditure
NIL	NIL

IV. Performance of Company

Turnover	Total expenditure
18522021	12704146

+ / –	Profit before tax	+ / –	Profit after tax
+	5817875	+	5427316

Earning per share in Rs.	Dividend @ %
42.32	150%

V. Generic names of three principal products of the Company (As per monetary terms)

Item no ITC code	NIL	Product description	Computer Software and Services

For and on behalf of the Board of Directors

		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Mumbai	Arun Duggal	Surjeet Singh	Arun Kanakal
11 February 2010	Director	Chief Financial Officer	Company Secretary

PATNI COMPUTER SYSTEMS LIMITED

Statement pursuant to section 212 of the Companies Act, 1956 relating to subsidiary companies

(Rs. in thousands)

								Investment Other than		Profit/(Loss)		Profit/(Loss)
Sr.		Reporting	Exchange	Share		Total	Total	Investment		before	Tax	after	Proposed
No.	Name of Subsidiary	Currency	Rate	capital	Reserves	Assets	Liabilities	in Subsidiary	Turnover	taxation	Provision	taxation	Dividend	Country
1	Patni Americas, Inc.	1USD = Rs.	46.52	2,638,934	2,438,427	8,581,528	3,445,599	—	15,816,179	699,693	(258,847)	958,541	—	USA
2	Patni Computer Systems (UK) Limited	1GBP = Rs.	75.33	497,817	(241,201)	1,180,993	917,791	—	2,119,947	(168,738)	27,832	(196,570)	—	UK
3	Patni Computer Systems GmbH	1EUR = Rs.	67.07	131,320	(132,233)	84,106	85,019	—	202,009	(67,598)	(3,829)	(63,769)	—	Germany
4	Patni Telecom Solutions Private Limited	INR	1.00	4,198	1,113,340	1,339,400	220,499	473,173	660,433	(14,530)	(1,840)	(12,691)	—	India
5	Patni Telecom Solutions Inc.	1USD = Rs.	46.52	17,312	767,288	931,401	142,199	—	370,311	(62,656)	(24,406)	(38,250)	—	USA
6	Patni Telecom Solutions (UK) Limited	1GBP = Rs.	75.33	5,821	226,535	496,133	262,811	—	510,544	(88,315)	4,724	(93,039)	—	UK
7	Patni Life Sciences Inc.	1USD = Rs.	46.52	534,146	(247,159)	526,451	237,771	—	802,515	(42,295)	(12,988)	(29,307)		USA
8	Patni Computer Systems Brasil Ltda.	1BRL = Rs.	0.04	—	—	—	—	—	—			—	—	Brazil
9	Patni Computer Systems (Czech) s.r.o.	1CZK = Rs.	2.53	1,871	(1,737)	1,304	1,170	—	—	(1,146)	—	(1,146)	—	Czech Republic
10	PCS Computer Systems Mexico SA de CV	1MXN = Rs.	3.55	—	(38,004)	62,073	7,056	—	—	(36,730)	—	(36,730)	—	Mexico
11	Patni (Singapore) Pte Ltd	1SGD = Rs.	33.20	67,189	(48,650)	37,493	18,953	—	—	(48,218)	(12)	(48,206)	—	Singapore
	Total			3,898,608	3,836,606	13,240,882	5,338,868	473,173	20,481,938	169,467	(269,366)	438,833

For and on behalf of the Board of Directors

Mumbai	Jeya Kumar	Pradip Shah	Surjeet Singh	Arun Kanakal
29 April 2010	Chief Executive Officer	Director	Chief Financial Officer	Company Secretary

Management’s Discussion and Analysis of the Consolidated Financials under Indian GAAP

Industry Structure and developments

Global Markets Overview

According to the Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook report by Gartner, the headline from this IT spending forecast update is that incrementally improved global economic conditions should support a modestly larger increase in overall IT spending in 2010 compared to 2009. Following an estimated decline of 4.6% in global IT spending in 2009, our forecast for overall IT spending growth worldwide in 2010 has been increased to 4.6% this quarter versus 3.3% last quarter.

However, the relative weakness of the U.S. dollar in 2H09, which we project forward in our forecast, means that headline dollar growth in IT spending in 2010 will benefit from an exchange rate effect, which makes the growth forecast look more robust than the increase in IT spending expressed in constant dollars. When expressed in constant dollars, which excludes the impact of exchange rate movements, we have actually reduced our forecast for global IT spending in 2010 from 1.7% last quarter to 1.5% this quarter.

In addition according to the Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook report by Gartner, during the next two years IT vendors need to:

•                  Prepare business and marketing plans for 2010 with multiple contingencies to mitigate potential down-side risk and capitalise on potential up-side opportunity, because the speed and breadth of the recovery expected in 2010 is still highly uncertain. Indicators of economic and business health, underlying the IT market recovery, are still mixed and the market environment is unstable.

•                  Plan marketing campaigns, and sales and service engagements in 2010 with clearer value propositions aimed at CFOs and strategic business unit (SBU) leaders.

•                  Compose and train account teams to execute in the changed sales environment. This deep and prolonged recession is changing IT buying centers’ composition, values and dynamics

•                  Develop and/or expand financial models for project justification and sales training on selling to the financial buyer and business leader.

•                  Focus delivery organisations on the “lean” delivery of IT, with accelerated time to value, to appeal to the cost optimisation and business goals of the IT buying center.

The global economic outlook continues to improve and, along with that recovery, there are signs that business executive confidence is returning. However, consumer confidence will remain fragile for much of 2010 with unemployment set to rise further as job creation lags behind the economic recovery.

Inventory re-stocking began in 2Q09 and will continue to provide positive impetus to IT spending growth in the first half of 2010. We expect end market demand to begin to gather pace from the second half of 2010 as the economic recovery takes hold, while delayed spending will be “switched back on” and pent up demand will be released. Emerging economies, which suffered more moderate recessions than mature countries and regions such as the U.S. and Western Europe, will lead the recovery. Later, as IT spending priorities shift from cost optimisation to supporting business growth in a healthier global economy, spending on new technologies will accelerate.

(Disclaimer The Gartner Report described herein, Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice)

IT Industry Outlook

Nasscom Strategic Review 2010 states that the year 2009 ushered turbulence, with countries around the world plunging into the recession. The housing bubble burst, followed by the financial crisis creating a domino effect that, but, brought the world to a standstill. While robust fundamentals ensured that the recession impact on India was relatively moderate, in an increasingly globalised environment, it could not escape declining GDP growth, rising unemployment and weakened consumer demand. However, prompt action by governments across the world and stimulus packages helped to contain this downfall and make way for revival by the end of 2009.

The industry is estimated to aggregate revenues of $73.1 billion in FY2010, with the IT software and services industry accounting for $63.7 billion of revenues. During this period, direct employment is expected to reach nearly 2.3 million, an addition of 90,000 employees, while indirect job creation is estimated at 8.2 million. As a proportion of national GDP, the sector revenues have grown from 1.2% in FY1998 to an estimated 6.1% in FY2010. Its share of total Indian exports (merchandise plus services) increased from less than 4% in FY1998 to almost 26% in FY2010.

Export revenues are estimated to gross $ 50.1billion in FY2010, growing by 5.4%over FY2009, and contributing 69% of the total IT-BPO revenues. Software and services exports (including BPO) are expected to account for over 99% of total exports, employing around 1.8 million employees.

The industry’s vertical market mix is well balanced across several mature and emerging sectors. 2009 saw increased adoption of

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

outsourcing from not only our biggest segment i.e., the Banking, Financial Services and Insurance (BFSI), but also new emerging verticals of retail healthcare and utilities.

According to the report ,the beginning of the new decade heralds the slow, but steady end of the worst recession in the past 60 years. Global GDP, after declining by 1.1% in 2009, is expected to increase by 3.1% in 2010,and 4.2% in 2011, with developing economies growing thrice as fast as the developed economies. Improving economic conditions signifying return of consumer confidence and renewal of business growth, is expected to drive IT spending going forward. IT services is expected to grow by 2.4% in 2010, and 4.2% in 2011 as companies coming out of recession harness the need for information technology to create competitive advantage. Organisations now recognise IT’s contribution to economic performance extending beyond managing expenditures. They expect IT to play a role in reducing enterprise costs, not merely with cost cutting but by changing business processes, workforce practices and information use. Movement toward SaaS and cloud computing, shared services, and more selective outsourcing will take firmer shape as near-term priorities to address constrained IT budgets.

Government IT spending continues to rise across the world, focusing on infrastructure, and security. Other areas of spending include BPM, data management, on demand ERP, virtualisation, and efforts to increase and deliver enterprise managed services on IP networks. Business process outsourcing spending in 2010 is expected to be increasingly driven by F&A segment and procurement, followed by HR outsourcing. Providers will increase their focus on developing platform BPO solutions across verticals and services.

Growth in outsourcing is expected to supersede overall IT spend reaffirming its potential to not only support short term, tactical goals of cost savings, but also long term advantages of increased competitiveness, efficiencies and access to emerging markets. Within outsourcing, off shoring will see increased acceptance as off shore based providers grow and traditional service providers ramp up off shore delivery capabilities. India’s technology and business services industry has flourished in the last decade. A bright future lies ahead and the industry has much to look forward to, with the potential to quadruple its revenues over the next decade. Several macro-economic and social trends will support the rise of the IT-BPO sector in the future, in core and emerging markets.

Opportunities and Threats

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our nine offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximise the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, retail and distribution, financial services and communications, media and utilities. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. We also focus on technology practices, specifically in product engineering services.

Successful Client Relationships

We have demonstrated the ability to build and manage our client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalise on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool,

in terms of seniority and location, to maximise our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chairman (previously also our Chief Executive Officer) is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of which are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select from targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernisation in other service lines.

Optimise and Expand Delivery Capability

We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximise reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

While our “Patni” brand is an established and recognised brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities which considerably widen our industry and technology practices.

Competition

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•                  Indian IT services companies, such as Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, HCL Technologies Limited and Tech Mahindra;

•                  International IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation and Sapient Corporation;

•                  divisions of large multinational technology firms such as IBM, and Hewlett Packard Company, or Hewlett Packard;

•                  in-house IT departments of large corporations;

•                  other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•                  offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and

•                  involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors have set up operations in India. Further, a number of our international competitors with existing operations in India have ramped up their presence as offshore operations in India have become an important element of their delivery strategy.

Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than we do. Clients may prefer vendors that have delivery centers located globally or are based in countries that are more cost-competitive than India. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to client needs

Segment-wise Performance

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing, retail and distribution, communications, media and utilities and financial services and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, retail and distribution, communications, media and utilities and financial services industries. In addition, we market our services to clients through our technology practices, comprising our product engineering practice. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments

	Year ended 31 December
	2007	2008	2009
Industry Practice
Insurance	23.6%	24.7%	29.7%
Manufacturing Retail & Distribution(1)	27.0%	28.9%	29.0%
Financial Services	14.1%	12.8%	12.8%
Communications, Media and Utilities(2)	18.3%	17.9%	13.5%
Technology Practice
Product Engineering	17.0%	15.7%	15.0%
Total	100.0%	100.0%	100.0%

(1)          From 1 January 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2)          From 1 January 2009, we have renamed our communications, media and entertainment practice as communications, media and utilities.

Outlook, Risks and Concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal control systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorisation and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee which is a sub-committee to Board of Directors consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures coupled with transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal controls over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition	(Rs. in thousands except share data)

	Year ended	Year ended
	31 Dec. 2009	31 Dec. 2008
Share capital
Balance at the beginning of the year	256,210	278,019
Shares issued during the year
— ESOP plan	2,402	105
Buyback of shares	—	(21,914)
Balance at the close of the year	258,252	256,210

The Company has established the ‘Patni ESOP 2003’ plan, under which it issued 1,021,025 shares to -107 employees and 1 director during the year. The Company is authorised to issue up to 11,142,085 equity shares to eligible employees under its ESOP plan. In June 2009 at the Annual General Meeting the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008” plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 1,021,025 shares.

Reserves and surplus

The Company transferred an amount of Rs. 542.7 million from its profit for the year to the general reserve, while Rs. 4,870.2 million was retained in the profit and loss account.

Secured loans

The Company acquires vehicles under finance lease for a non-cancelable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of Rs. 66.6 million as of 31 December 2009. The deferred tax liability represents timing differences arising out of Costs and estimated earnings in excess of billings, Depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortised, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

(Rs. in thousands)

	Year ended 31 Dec. 2009	Year ended 31 Dec. 2008
Balance at the beginning of the year	4,907,344	4,278,413
Effect of foreign currency translation	(142,039)	628,931
Balance at the end of the year	4,765,305	4,907,344

Fixed Assets	(Rs. in thousands)

	Year ended 31 December		Increase/ (Decrease)
	2009	2008	%
Gross block
Land – freehold	171	171	0.0
– leasehold	828,791	674,377	22.9
Buildings and leasehold improvements	4,044,734	3,138,834	28.9
Computers, software and other service equipment	4,112,578	3,872,301	6.2
Electrical installations	918,645	835,305	10.0
Office equipments	1,070,113	1,023,153	4.6
Furniture and fixtures	1,034,286	936,012	10.5
Vehicles	65,408	77,851	(16.0)
Intangible asset	1,052,355	1,094,141	(3.8)
Total	13,127,081	11,652,145	12.7
Less: Accumulated depreciation	6,194,696	5,168,419	19.9
Add: Capital work-in-progress	1,336,711	2,501,851	(46.6)
Net fixed assets	8,269,096	8,985,577	(8.0)

During 2009, the Company added Rs. 1,474.9 million to its gross block of assets. This is represented by Rs. 972 million on acquisition of fixed assets in Noida SEZ, capitalisation of Rs. 972 million mainly comprised of building of Rs. 879 million and the balance towards air conditioners, electrical installations, furniture & fixtures, plant & machinery hardware and plant & machinery software.

The Net increase of Rs. 154 million under Land Leasehold is mainly due to capitalisation of Kokapeta Land in Hyderabad.

The Net increase of Rs. 226 million under Computer Software is mainly due to capitalisation of software licenses.

The net decrease of Rs. 1,134 million under CWIP due to capitalisation of Noida SEZ.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments increased to Rs. 17,751.9 million as of 31 December 2009 compared to Rs. 11,771.3 million as of 31 December 2008.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of Rs. 893.3 million as of 31 December 2009. This relates to the subsidiary companies, Patni Americas Inc. USA, Patni Computer Systems (Gmbh), Patni Telecom Solutions Private Limited (India), Patni Telecom Solutions Inc (USA) and Patni Life Sciences Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues , billings in excess of cost and estimated earnings, accrued expenses and carry forward losses, unrealized loss on derivatives, employee stock option costs, depreciations.

Sundry debtors

Sundry debtors of Rs. 5,089.7 million (net of provision for doubtful debts amounting to Rs. 134.3 million) represents 16.2 per cent of revenues for the year ended 31 December 2009. During the year, the debts outstanding for a period exceeding six months decreased to 1.6 per cent of gross debtors as compared to 7.2 per cent in the previous year. Provision for doubtful debts as a percentage of sundry debtors increase to 2.7 per cent from 2.6 per cent in the previous year.

The age profile of debtors is given below:

	Year ended	Year ended
	31 Dec.	31 Dec.
Period in days	2009	2008
0-180	98.4%	92.8%
More than 180	1.6%	7.2%
Total	100.0%	100.0%

Cash and bank balances

The Company recorded cash and bank balances of Rs. 2,952.6 million and Rs. 2,931.8 million as at 31 December 2009 and 2008, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As at 31 December 2009 and 2008, the Company had cash and cash equivalents (cash and bank balances including short term investments) of Rs. 19,826.9 million and Rs. 10,696.8 million, respectively. Cash and cash equivalents represent 47.9 per cent and 38.8 per cent of total assets as at 31 December 2009 and 2008, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognised by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings decreased to Rs. 918.2 million during the year ended 31 December 2009 compared to Rs. 1,494.8 million in the year ended 31 December 2008 mainly due to the consistent efforts on timely collections from the customers due to the credit crisis prevailing in the global markets.

Loans and advances

During the year ended 31 December 2009 advances recoverable in cash or kind decreased to Rs. 380.4 million from Rs. 423.4 million as at 31 December 2008.

During the year ended 31 December 2009 Security deposits decreased to Rs. 290.5 million from Rs. 314.8 million as at 31 December 2008.

Loan to the Company’s employees which were outstanding as at 31 December 2009 was Rs. 40.1 million from Rs. 43.8 million as at 31 December 2008.

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961, the company has recognised “MAT credit entitlement” of Rs. 1,071 million as at 31 December 2009 (2008: Rs. 631.9 million).

During the year ended 31 December 2009 amount paid to tax authorities increased to Rs. 254.2 million from Rs. Nil million as at 31 December 2008.

During the year ended 31 December 2009 derivative Assets of increased to Rs. 97.5 million from Rs. 3.7 million as at 31 December 2008 relate to Mark to Market gain on foreign exchange contracts.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of Rs. 283.0 million, which represent amounts payable to vendors for goods or services rendered. Billings in excess of cost and estimated earnings of Rs. 266.0 million denotes billings in excess of revenues recognised. Advances received from customers of Rs. 54.6 million include amounts received from customers for the delivery of future services. Deferred revenues of Rs. 219.0 million relate to revenues for set up activities that are deferred and recognised over the period in which the fees are earned and also include volume discounts earned by the customers. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Derivative liability of Rs. 343.4 million relate to Marked to market loss on foreign exchange contracts. Other liabilities of Rs. 3,483.6 million include provisions for employee related and other costs.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax) as of 31 December 2009 was Rs. 1,302.3 million.

As at 31 December 2009, provision for retirement benefits decreased to Rs. 1,210.3 million from Rs. 1,379.0 million as at 31 December 2008.

Dividend on equity shares of Rs. 387.4 million represents dividend payable to shareholders of the Company recommended by the Board of Directors and will be paid on approval by the shareholders at the annual general meeting. Dividend tax denotes taxes payable on the proposed dividend for 2009.

Results of Operations

The following table sets forth certain financial information for the year ended 31 December 2009 as a percentage of revenues, calculated from the consolidated financial statements:

(Rs. in thousands)

	Amount	% of income
Sales and service income	31,461,457	96.0%
Other income	1,294,216	4.0%
Total income	32,755,673	100%
Personnel cost	18,357,288	56.0%
Selling, general and administration cost	6,913,024	21.1%
Depreciation	1,420,905	4.3%
Transfer from revaluation reserves	(81)	—
Interest costs	77,200	0.2%
Total expenses	26,768,336	81.7%
Profit for the year before taxation	5,987,337	18.3%
Provision for taxation	121,195	0.4%
Profit for the year after taxation	5,866,142	17.9%

Income

The Company’s sales and service income was Rs. 31,461.5 million in 2009 from Rs. 31,172.7 million in 2008. Clients from the insurance, manufacturing, and financial services industries contribute a large proportion of our sales and service income. In 2009, revenues from these clients together contributed 71.5 per cent of our revenues.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2009, the company derived 78.9 per cent of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. The Company added 56 new clients during 2009.

Other income was Rs. 1,294.2 million in 2009 from Rs. 1,288.4 million in 2008. During 2009, other income comprised interest and dividend income of Rs. 597.8 million, and IRS interest reversal of Rs. 78.8 million on account of completion of assessment by IRS for the years ended 2005 and 2006 of Patni Americas Inc. Gain of Rs. 470.2 million on the sale of investments and other miscellaneous income of Rs. 147.4 million.

Personnel costs

Personnel costs were Rs. 18,357.3 million and Rs. 18,328.7 million in 2009 and 2008, respectively. These costs represent 56.0 per cent and 56.5 per cent of the Company’s total income in 2009 and 2008, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of Rs. 6,913.0 million and Rs. 8,127.5 million, representing and 21.1 per cent and 25.0 per cent of total income in 2009 and 2008, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation

The Company provided Rs. 1,420.9 million and Rs. 1,141.5 million towards depreciation for 2009 and 2008, respectively. Depreciation as a percentage of gross block of fixed assets was 10.8 per cent and 9.8 per cent for 2009 and 2008, respectively.

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on management estimate, the expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of Rs. 237.56 million for the year ended 31 December 2009 has been recorded and included under depreciation in the consolidated profit and loss account.

Interest

The Company incurred interest costs of Rs. 77.2 million and Rs. 79.0 million in 2009 and 2008, respectively. These costs mainly comprise interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

Provision for tax expense consists of the following:

(Rs. in thousands)

	2009	2008
Current taxes
- Indian	682,004	453,764
- Foreign	(87,814)	273,508
	594,190	727,272
Deferred tax expense /(credit)
- Indian	29,457	(64,652)
- Foreign	(79,155)	40,094
	(49,698)	(24,558)
	544,492	702,714

In 2009 the Company had tax reversals amounting to Rs. 856.3 million of which Rs. 406.3 million was on account of completion of assessment by the IRS for the years ended 2005 and 2006 of Patni Americas Inc, Rs. 336 million was on account of expiry of statute of limitation with regard to year ended 31 March 2006 of the US Branch of the Company and Rs. 114 million was on account of favourable order received by the Company from Income tax Appellate Tribunal allowing a set off of section, 10A losses against the taxable business income.

The Company benefits from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of the Company’s pre-tax income has not been subject to significant tax in recent years.

The company has recognised “MAT credit entitlement” of Rs. 439.1 million for the year ended December 2009 (2008 : Rs. 347.8 million) by crediting to the Profit and loss account.

The company has recognised “Fringe Benefit Tax” of Rs. 15.8 million for the year ended 31 December 2009 (2008 :- Rs. 49.4 million).

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on 31 March 2011.

The Company recorded net deferred tax credit of Rs. (49.7) million and Rs. (24.6) million for 2009 and 2008, respectively.

Net Profit

Net profit was Rs. 5,866.1 million and Rs. 4,380.1 million in 2009 and 2008, respectively. Net profit as a percentage of total income was 17.9 per cent and 13.5 per cent in 2009 and 2008, respectively.

Development in Human Resources

As of 31 December 2009 we had 13,995 employees. Of these 11,102 were software professionals, of which 2,372 employees were onsite and 8,730 offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Financials under Indian GAAP

Auditors’ Report

To the Board of Directors of

Patni Computer Systems Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2009, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and on the basis of information and explanation given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i                     in the case of the consolidated Balance Sheet, of the state of affairs of the Patni group as at 31 December 2009;

ii                  in the case of the consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii               in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.

Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

11 February 2010

Consolidated Balance Sheet as at 31 December 2009

(Currency: Rs. in thousands except share data)

	Note	2009	2008
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	258,252	256,210
Stock options outstanding		190,913	1,662
Reserves and surplus	4	35,060,229	28,143,233
		35,509,394	28,401,105
Loan funds
Secured loans	5	9,447	17,548
Deferred tax liability	17	66,589	133,746
		35,585,430	28,552,399
APPLICATION OF FUNDS
Goodwill	18	4,765,305	4,907,344
Fixed assets
Gross block	6	13,127,081	11,652,145
Less: Accumulated depreciation		6,194,696	5,168,419
Net block		6,932,385	6,483,726
Capital work-in-progress and capital advances		1,336,711	2,501,851
		8,269,096	8,985,577
Investments	7	17,751,943	11,771,334
Deferred tax asset, net	17	893,334	945,241
Current assets, loans and advances
Sundry debtors	8	5,089,734	5,450,920
Cash and bank balances	9	2,952,622	2,931,750
Unbilled revenue	20	918,184	1,494,846
Loans and advances	10	2,561,375	2,006,508
		11,521,915	11,884,024
Less: Current liabilities and provisions
Current liabilities	11	4,650,366	6,327,839
Provisions	12	2,965,797	3,613,282
		7,616,163	9,941,121
Net current assets		3,905,752	1,942,903
		35,585,430	28,552,399

The accompanying notes form an integral part of this Consolidated Balance Sheet.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	Note	2009	2008
INCOME
Sales and service income		31,461,457	31,172,682
Other income	13	1,294,216	1,288,421
		32,755,673	32,461,103
EXPENDITURE
Personnel costs	14	18,357,288	18,328,658
Selling, general and administration costs	15	6,913,024	8,127,528
Depreciation 6		1,420,905	1,141,533
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	77,200	78,959
		26,768,336	27,676,597
Profit for the year before taxation		5,987,337	4,784,506
Provision for taxation	17	544,492	702,714
MAT credit entitlement	17	(439,135)	(347,772)
Provision for taxation-fringe benefits		15,838	49,424
Profit for the year after taxation		5,866,142	4,380,140
Profit and loss account, brought forward		18,102,057	14,560,885
Amount available for appropriation		23,968,199	18,941,025
Proposed dividend on equity shares		387,383	384,473
Dividend tax		65,836	65,341
Transfer to general reserve		542,731	389,154
Profit and loss account, carried forward		22,972,249	18,102,057
Earnings per equity share of Rs. 2 each	22
- Basic		45.74	32.30
- Diluted		44.93	32.25
Weighted average number of equity shares used in computing earnings per equity share
- Basic		128,254,916	135,590,677
- Diluted		130,560,132	135,815,016

The accompanying notes form an integral part of this Consolidated Profit and Loss Account.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

Consolidated Cash Flow Statement for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	2009	2008
Cash flows from operating activities
Profit before taxation	5,987,337	4,784,506
Adjustments:
Depreciation, net of transfer from revaluation reserve	1,066,732	1,018,654
Loss /(profit) on sale of fixed assets, net	11,415	(15,027)
(Profit) on sale of investments, net	(470,185)	(394,050)
(Profit) /loss on revaluation of investments	(2)	100
Amortisation of intangible assets	354,092	122,798
Dividend income	(503,388)	(505,963)
Interest income	(26,492)	(46,187)
Interest expense	1,534	1,568
Provision for doubtful debts and advances	105,450	76,682
Employee stock compensation costs	203,007	1,662
Deferred cancellation gains relating to roll-over cash flow hedges	202,686	—
Unrealised foreign exchange (gain)/loss	(334,542)	878,669
Operating cash flows before working capital changes	6,597,644	5,923,412
(Increase) / decrease in sundry debtors	(23,853)	656,243
Decrease / (increase) in unbilled revenue	584,073	(141,468)
(Increase) /decrease in loans and advances	(166,369)	311,198
(Decrease) /increase in billings in excess of cost and estimated earnings	(22,257)	133,912
Increase /(decrease) in sundry creditors	78,606	(167,266)
(Decrease) /increase in advance from customers	(8,829)	18,239
Increase /(decrease) in other liabilities	88,674	(74,660)
(Decrease)/increase in provision for retirement benefits	(139,099)	221,326
Cash generated from operations	6,988,590	6,880,936
Income taxes paid	(863,613)	(1,066,897)
Net cash provided by operating activities (A)	6,124,977	5,814,039
Cash flows from investing activities
Purchase of fixed assets	(920,311)	(1,895,342)
Proceeds from sale of fixed assets	13,140	166,780
Purchase of non trade investments	(54,072,111)	(42,234,642)
Proceeds from sale of non trade investments	48,561,690	42,404,914
Dividend received	503,388	505,963
Interest received	18,237	49,803
Net cash (used) in investing activities (B)	(5,895,967)	(1,002,524)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

	2009	2008
Cash flows from financing activities
Proceeds from issuance of share capital	259,257	5,824
Payment for buyback of shares	—	(2,370,000)
Dividend paid, including dividend tax	(449,341)	(487,953)
Interest paid	(1,534)	(1,568)
Proceeds from long term borrowings	2,786	6,501
Finance lease obligations repaid	(10,886)	(12,738)
Net cash (used in) financing activities (C)	(199,718)	(2,859,934)
Effect of changes in exchange rates (D)	(8,420)	(305,688)
Net increase in cash and cash equivalents during the year (A+B+C+D)	20,872	1,645,894
Cash and cash equivalents at the beginning of the year	2,931,750	1,285,857
Cash and cash equivalents at the end of the year	2,952,622	2,931,750

Notes to the Consolidated Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2009	2008
Cash and cheques in hand	5,412	52,539
Balance with banks:
- Current accounts	2,578,270	2,619,412
- Exchange earners foreign currency account	602,918	424,095
- Effect of changes in Exchange rate	(233,978)	(164,296)
	2,952,622	2,931,750

The accompanying notes form an integral part of this consolidated cash flow statement.

As per attached report of even date.

For and on behalf of the Board of Directors
For B S R & Co.
Chartered Accountants
		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajan Ramkrishna
Partner	Arun Duggal	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
11 February 2010

Notes to the Consolidated Financial Statements for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

1      Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc.), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany and Patni Computer Systems Brasil Ltda, a company incorporated in Brazil. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc. a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc., USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc, (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash.

In July 2007, Patni UK acquired business and assets of Logan Orviss International (‘LOI’), a European telecommunications consulting services company in a business combination. In March 2008, Patni UK set up a subsidiary in Czech Republic, named Patni Computer Systems (Czech) s.r.o. In December 2008, the company set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV. Patni also operates through foreign branch offices in USA, Japan, Sweden, Korea, Netherlands, Australia, Finland, Dubai, South Africa,Turkey, Ireland, Romania and Switzerland. In June 2009, the Company has set up a subsidiary in Singapore named Patni (Singapore) Pte Ltd.

Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Group provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology services (comprising independent software vendors and product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

2      Significant accounting policies

2.1  Basis of preparation of consolidated financial statements

The accompanying consolidated financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (‘SEBI’) and Generally Accepted Accounting Principles (‘GAAP’) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’) and relevant provisions of Companies Act, 1956, to the extent applicable.  The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2  Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited and its subsidiaries. The subsidiaries considered in the consolidated financial statements as at 31 December 2009 are summarised below:

Name of the subsidiary	Country of incorporation	% shareholding

Patni Americas Inc.	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
Patni Telecom Solutions Inc.	USA	100
Patni Telecom Solutions Private Ltd.	India	100
Patni Telecom Solutions (UK) Ltd.	UK	100
Patni Life Sciences Inc.	USA	100
Patni Computer Systems Brasil Ltda	Brazil	100
Patni Computer Systems (Czech) s.r.o.	Czech Republic	100
PCS Computer Systems Mexico. S.A.	Mexico	100
Patni (Singapore) Pte Ltd.	Singapore	100

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21-“Consolidated Financial Statements”(‘AS-21’) for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3                               Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings of Patni, which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	3-8
Office equipments	3-8
Vehicles	4-5

Intangible Assets

Intangible assets acquired either through business acquisition or individually are amortised over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortised over a period of 3-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.4                               Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.5                               Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.6                               Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.7                               Revenue and cost recognition

The Group derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and- material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions,

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognised. With effect from 1 January 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

Revenue from maintenance contracts is recognised ratebly over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Group estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time based and transaction priced contracts. Revenue is recognised as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.8                               Employee retirement and other benefits

Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

Patni provides for gratuity, a defined benefit retirement plan (the “Gratuity”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972 the Gratuity plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employee, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation carried out by an independent actuary at the balance sheet date using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Based upon actuarial valuation, the Company contributes all the ascertained liabilities to the Patni Computer Systems Employees Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments a permitted by law. Actuarial gains and losses are recongnised immediately in the profit & loss account.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. The plan is not funded. Actuarial gains and losses are recongnised immediately in the profit & loss account.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

2.9                               Foreign currency transactions and translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are converted at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end conversion of monetary assets and monetary liabilities are recognised in the consolidated profit and loss account.

The consolidated financial statements are reported in Indian rupees. The transaction of the local currency of each of the integral foreign branches within the group into Indian rupees is performed in respect of assets and liabilities other than fixed assets using the exchange rate in effect at the year end and revenue and expense items other than depreciation cost using prevailing exchange rate at the date of transactions. Fixed assets are translated at exchange rates on the date of transactions and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from the translation of financial statements of foreign branches are recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11 (revised 2003), the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)              Income and expense items are translated by using an appropriate monthly weighted average exchange rate for the periods.

b)             Assets and liabilities, both monetary and non-monetary, are translated at the closing rate.

c)              All resulting exchange differences are accumulated in a foreign currency translation reserve which is included under Reserves and Surplus.

2.10                        Derivative and hedge accounting

The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions. The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after 1 April 2009 and mandatory in respect of accounting periods commencing on or after 1 April 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standard) Rules, 2006.

On 1 January 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (1 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 - relating to Contingencies, AS 11 - relating to forward contracts and AS 13 until AS 30 becomes mandatory. Consequent to the adoption of the Standard, the resulting gain of Rs. 19,133 has been adjusted to the shareholder’s fund as on 1 January 2008.

Effective 1 January 2008, based on the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognised directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognised in the profit and loss account as they arose.

2.11                        Investments

Long-term investments are stated at cost, and provision for diminution is made when, in the management’s opinion, there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.12                        Taxation

Income tax expense comprises of current tax expense & deferred tax expense or credit computed in accordance with the relevant provisions of the Income Tax Act, 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recongnised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2011. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (‘SEZ’) in India. For units started in an SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 5 years on fulfilment of certain conditions. This unit will enjoy the above tax holiday from the time they start operations and their sun set clause. In 2008, the Company started such a unit in the Noida Special Economic Zone.

In these regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.13                        Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.14                        Provisions and contingent liabilities

The Group creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

2.15                        Employee stock options

The company determines the compensation cost based on intrinsic value method. The Stock based compensation expense is recognised over the vesting term of each separately vesting portion of the award.

3                                         Share capital

	2009	2008
Authorised
250,000,000 (2008: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
129,126,032 (2008: 128,105,007) equity shares of Rs. 2 each fully paid	258,252	256,210
	258,252	256,210

1)              Of the above, 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)              In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)              The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalisation of share premium aggregating Rs. 74,281.

6)              In February 2004, Patni made an initial public offering (‘IPO’)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

3                Share capital (Contd.)

of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.  In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)              In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000, The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008.

9)              During 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of Section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 21,914, has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

10)        Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money. Refer note 25 for employee stock compensation plans.

4                                         Reserves and surplus

	2009	2008
Building revaluation reserve
- Balance brought forward from previous year	1,272	1,353
- Transfer to profit and loss account	(81)	(81)
	1,191	1,272
Capital redemption reserve
- Balance brought forward from previous year	275,215	253,301
- Transfer from general reserve	—	21,914
	275,215	275,215
Share premium
- Balance brought forward from previous year	8,625,436	10,965,989
- Share premium received on issue of equity shares	257,215	7,533
- Transfer from stock option outstanding	13,756	—
- Share premium utilised for buyback of shares (Refer note 3)	—	(2,348,086)
	8,896,407	8,625,436
Hedging Reserve
- Balance brought forward from previous year	(1,447,666)	—
- Movement during the year	1,473,673	(1,447,666)
	26,007	(1,447,666)
General reserve
- Balance brought forward from previous year	2,042,196	1,674,956
- Transfer from profit and loss account	542,731	389,154
- Transfer to Capital Redemption Reserve on account of share buy back (Refer note 3)	—	(21,914)
	2,584,927	2,042,196
Foreign currency translation reserve	304,233	544,723
Profit and loss account, balance carried forward	22,972,249	18,102,057
	35,060,229	28,143,233

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

5                                         Secured loans

	2009	2008
Lease obligation in relation to vehicles acquired under finance lease (Refer note 23).	9,447	17,548

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6                                         Fixed assets

			Buildings	Computer
			and	and other				Furniture			Total as at	Total as at
	Land	Land	leasehold	service	Computer	Electrical	Office	and		Intangible	31 December	31 December
	(Freehold)	(Leasehold)	improvements	equipments	software	installations	equipments	fixtures	Vehicles	Assets	2009	2008
Gross block
As at 1 January 2009	171	674,377	3,138,834	2,481,141	1,391,160	835,305	1,023,153	936,012	77,851	1,094,141	11,652,145	10,240,277
Additions / Adjustments *	—	154,457	916,276	143,662	354,797	95,590	98,491	121,143	13,745	(41,786)	1,856,375	1,744,453
Deletions	—	43	10,376	159,934	98,248	12,250	51,531	22,869	26,188	—	381,439	332,585
As at 31 December 2009	171	828,791	4,044,734	2,464,869	1,647,709	918,645	1,070,113	1,034,286	65,408	1,052,355	13,127,081	11,652,145
Accumulated depreciation
As at 1 January 2009	—	25,730	390,721	1,980,828	1,144,665	293,650	596,694	511,340	49,604	175,189	5,168,419	4,099,918
Charge for the year	—	(1,020)	130,210	326,834	233,033	107,993	158,280	99,141	12,343	354,092	1,420,905	1,141,533
Deletions / Adjustments*	—	(4)	(8,316)	(170,213)	(101,367)	(7,939)	(49,430)	(18,869)	(23,855)	(14,636)	(394,628)	(73,032)
As at 31 December 2009	—	24,706	512,615	2,137,449	1,276,331	393,704	705,543	591,612	38,091	514,645	6,194,696	5,168,419
Net block as at 31 December 2009	171	804,085	3,532,119	327,420	371,378	524,941	364,570	442,674	27,317	537,710	6,932,385	6,483,726
Net block as at 31 December 2008	171	648,647	2,748,113	500,313	246,495	541,655	426,459	424,672	28,247	918,952	6,483,726

Notes:

(1)                                  Gross block of vehicles as of 31 December 2009 includes assets acquired on lease, refer note 23.

* Above additions to gross block and deletions in accumulated depreciation include exchange fluctuation adjustments amounting to Rs. 70,812 (2008: Rs. (311,997) and Rs. 41,630 (2008: Rs. (155,436)

7                                         Investments

	2009	2008
Long term (Unquoted, at cost)
Non-trade
Investment in Shares
Nil shares (2008: 3,649,636) of Series B-3 Preferred stock of Visage Mobile Inc.	—	36,563
Less : Provision for diminution in value of investment	—	(34,431)
Total	—	2,132
Others
Investment
NABARD Term Deposit 10%	138,006	—
12.75 percent Prakausali Investments NCD	250,000	—
Nil units (2008 : 13,500) in NABARD Bonds	—	135,000
	388,006	135,000
Non-trade
Investment in Mutual Funds
20,000,000 units (2008: Nil) of Kotak Fixed Maturity Plan 13Months Series 5 - Growth	200,000
15,000,000 units (2008: Nil) of IDFC - Fixed Maturity Plan-Thirteen Months Series 1 - Plan B Growth	150,000
7,144,745 units (2008: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
3,718,503 units (2008: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	39,624	39,624
Nil units (2008: 35,000,000) of Kotak Fixed Maturity Plan 15months Series 4 Institutional Growth	—	350,000
Nil units (2008: 25,000,000) of DSPML Fixed Maturity Plan
12 1/2 Months Series 1 Institutional Growth	—	250,000
Nil units (2008: 24,550,000) of G567 IDFC Fixed Maturity Plan Yearly Series 20 - Plan B - Growth	—	245,500
Nil units (2008: 20,000,000) of DWS Fixed Term Fund -Series 47 - Institutional Growth	—	200,000

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                                         Investments (Contd.)

	2009	2008
Nil units (2008: 20,000,000) of DSP BlackRock Fixed Maturity Plan - 13Months - Series 1 - Institutional Plan - Growth	—	200,000
Nil units (2008: 20,000,000) of Reliance Fixed Horizon Fund VII - Series 4 - Institutional growth	—	200,000
Nil units (2008: 15,000,000) of Lotus India Fixed Maturity Plan - 15 Months Series II Institutional Growth	—	150,000
Nil units (2008: 13,000,000) of Templeton Fixed Horizon Fund Series 7- Plan D- Institutional - Growth	—	130,000
Nil units (2008: 10,002,193) of B895IG Birla Fixed Term Plan-Institutional - Series AK - Growth	—	100,022
Nil units (2008: 10,000,000) of ABN Amro Fixed Term Plan Series 10 Plan E Institutional Growth 29719/83	—	100,000
Nil units (2008: 10,000,000) of B897IG Birla Fixed Term Plan-Institutional - SERIES AM- Growth	—	100,000
Nil units (2008: 10,000,000) of DSP BlackRock Fixed Maturity Plan - 15Months - Series 2 - Institutional Plan - Growth	—	100,000
Nil units (2008: 10,000,000) of DWS Fixed Term Fund -Series 46 - Institutional Growth	—	100,000
Nil units (2008: 10,000,000) of G551 Standard Chartered Fixed Maturity Plan yearly Series 17 plan B Growth	—	100,000
Nil units (2008: 10,000,000) of JM Fixed Maturity Plan Series VII-15Months- Plan 1 Growth plan (286) 7021966294	—	100,000
Nil units (2008: 10,000,000) of JM Fixed Maturity Fund Series XI-13 Months Plan 1 Institutional Growth Plan 320	—	100,000
Nil units (2008: 10,000,000) of Kotak Fixed Maturity Plan 14 Months Series 4 Institutional-Growth Option	—	100,000
Nil units (2008: 10,000,000) of ICICI Prudential Fixed Maturity Plan Series 43-13 Months Plan D Institutional Growth	—	100,000
Nil units (2008: 10,000,000) of Templeton Fixed Horizon Fund Series 7- Plan C- Institutional - Growth	—	100,000
Nil units (2008: 10,000,000) of B882G Birla Fixed Term Plan - Institutional - Series AE - Growth	—	100,000
Nil units (2008: 9,000,000) of G561 Standard Chartered Fixed Maturity Plan yearly Series 19 plan B Growth	—	90,000
Nil units (2008: 8,400,000) of Kotak Fixed Maturity Plan 13 Months Series 3 Institutional-Growth Option	—	84,000
Nil units (2008: 8,000,000) of Reliance Fixed Horizon Fund VII - Series 1 - Institutional growth	—	80,000
Nil units (2008: 7,000,000) of Lotus India Fixed Maturity Plan - 375 Days Series VII - Institutional Growth	—	70,000
Nil units (2008: 7,000,000) of 1140 ICICI Prudential Fixed Maturity Plan Series 41 - Fourteen Months Plan Institutional Cumulative	—	70,000
Nil units (2008: 6,000,000) of Lotus India Fixed Maturity Plan - 14 Months Series III - Institutional Growth	—	60,000
Nil units (2008: 5,000,000) of Kotak Fixed Maturity Plan 14 Months Series 3 Institutional-Growth Option	—	50,000
Nil units (2008: 5,000,000) of Lotus India Fixed Maturity Plan - 13 Months Series IV - Institutional Growth	—	50,000
Nil units (2008: 5,000,000) of P1157 ICICI Prudential Fixed Maturity Plan Series 43 - Thirteen Months Plan B Institutional Growth	—	50,000
Nil units (2008: 5,000,000) of Tata Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth	—	50,000
Nil units (2008: 14,190,973) of H16 - Oisid Hsbc Cash Fund - Institutional Plus - Growth	—	150,000
Total	489,624	3,869,146
Current (Unquoted, at lower of cost or fair value)
Non-trade
Investment in Mutual Funds
278,953,675 units (2008: Nil) of G98 IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	2,789,823	—
180,835,202 units (2008: Nil) of DWS Ultra Short Term Fund - Institutional Dividend	1,809,529	—

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                                         Investments (Contd.)

	2009	2008
124,066,657 units (2008: Nil) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	1,243,102	—
119,362,231 units (2008: Nil) of Birla Sun Life Savings Fund-Institutional Plan- Weekly Dividend	1,194,029	—
8,612,915 units (2008: Nil) of I526 ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	908,070	—
89,455,239 units (2008: Nil) of Kotak Floater Long-Term-Weekly Dividend	901,544	—
65,235,287 units (2008: Nil) of Religare Ultra Short Term Fund - Institutional - Daily Dividend	653,377	—
33,108,810 units (2008: Nil) of Kotak Floater Long-Term-Weekly Dividend	333,705	—
2,987,967 units (2008: Nil) of I526 ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	315,024	—
2,103,537 units (2008: Nil) of I542 ICICI Prudential Floating Rate Plan D - Daily Dividend	210,447	—
18,914,676 units (2008: Nil) of DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	200,000	—
17,193,229 units (2008: Nil) of HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	193,141	—
17,215,204 units (2008: Nil) of G98 IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	172,152	—
15,016,114 units (2008: Nil) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	150,417	—
7,747,789 units (2008: Nil) of Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment 3109903669658	77,568	—
571,327 units (2008: Nil) of I564 ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	57,147	—
96,327,280 units (2008: 53,583,436) of Reliance Medium Term Fund - Weekly Dividend Plan	1,647,057	916,151
101,754 units (2008: 679,425) of TLSD01 TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	113,407	757,232
61,309,771 units (2008: 8,779,708) of B85DD Birla Sun Life Short Term Fund - Institutional Daily Dividend	613,435	87,845
1,632,230 units (2008: 5,261,129) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1013038717	16,338	52,665
4,745,712 units (2008: 30,537,286) of JM Money Manager Fund-Super Plus Plan- Weekly Dividend-7021966294	48,644	310,675
60,564,419 units (2008: 479,266) of ABN Amro Money Plus Institutional- Weekly Dividend in 29719 folio	605,783	4,793
20,747,240 units (2008: 15,797,760) of Tata Floater Fund-Weekly Dividend 2108400/73	209,160	159,266
146,135,601 units (2008: 43,168,290) of Tata Floater Fund-Weekly Dividend 441363/58	1,473,504	435,309
Nil units (2008: 67,954,590) of B503DD Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	—	680,872
Nil units (2008: 63,009,161) of 32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend Reinvest Dividend	—	630,123
Nil units (2008: 41,693,161) of Reliance Liquidity Fund -Daily Dividend Reinvestment Option	—	417,061
Nil units (2008: 29,977,116) of Pru ICICI Floating Rate Fund Plan D-Dividend Daily	—	299,834
Nil units (2008: 18,903,846) of GCDB IDFC Cash Fund-Institutional Plan B -Daily Dividend 21349/70	—	200,033
Nil units (2008: 16,020,865) of Kotak Quarterly Interval Plan Series 6 Dividend	—	160,211
Nil units (2008: 14,202,082) of Kotak Flexi Debt Scheme Institutional - Weekly Dividend	—	142,571
Nil units (2008: 12,500,000) of P1363 ICICI Prudential Interval Fund IV Quarterly Interval Plan C Institutional Dividend 2350363/35	—	125,000
Nil units (2008: 10,724,975) of Kotak Quarterly Interval Plan Series 3 Dividend 281827/68	—	107,338
Nil units (2008: 10,349,812) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend 21349/70	—	104,499
Nil units (2008: 10,090,682) of Kotak Quarterly Interval Plan Series 6 Dividend 281827/68	—	100,907
Nil units (2008: 9,852,753) of Kotak Quarterly Interval Plan Series 3 Dividend	—	98,542
Nil units (2008: 5,441,733) of Templeton India ultra short bond fund super institutional plan Daily Dividend	—	54,519

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

7                                         Investments (Contd.)

	2009	2008
Nil units (2008: 5,101,957) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	—	51,513
Nil units (2008: 5,034,502) of DWS liquid plus fund - institutional weekly dividend 2101581702	—	50,751
Nil units (2008: 2,219,580) of DWS liquid plus fund - institutional weekly dividend - DB253	—	22,295
Nil units (2008: 4,176) of DSPML Liquid Plus-Institutional Premium-Weekly Dividend-88136/14	—	4,180
Nil units (2008: 16,948,854) of ABN Amro Money Plus Institutional-Weekly Dividend in 275269/51	—	169,497
Nil units (2008: 15,263,928) of JM Money Manager Fund -Super Plus Plan-Weekly Dividend-7023145875	—	155,569
Nil units (2008: 32,330,373) of Prudential Flexible Income Plan Dividend-Weekly-2582230	—	341,122
Nil units (2008: 35,477,058) of Prudential Flexible Income Plan Dividend-Weekly-2350363	—	374,113
Nil units (2008: 30,393,581) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	—	304,394
Nil units (2008: 7,088,942) IDFC Cash Fund - Investment Plan B Weekly Dividend		75,012
7,675,678 units (2008: 7,828,179) TATA Floater Fund - Weekly Dividend	77,383	78,920
539,844 units (2008: 6,733,461) ICICI Prudential Flexible Income Plan Weekly Dividend	56,916	71,008
6,461,527 units (2008: 5,900,366) Birla Sunlife Liquid Plus Institutional Weekly Dividend	64,673	59,089
3,702,211 units (2008: 3,906,360) Reliance Medium Term Fund - Weekly Dividend	63,327	66,879
7,764,598 units (2008: Nil) IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	77,645
6,913,474 units (2008: Nil) HDFC Cash Management Fund - Treasury Advantage Plan - Wholesale Weekly Dividend	69,280
639,925 units (2008: Nil) ICICI Prudential Institutional Liquid Plan-Super Institutional Daily Dividend	64,006
Total	16,409,633	7,669,788
Non-trade
Investment in Global Treasury Funds
Royal Bank of Scotland - Sterling Money Fund	—	237
Royal Bank of Scotland -US dollar Money Fund	—	36
Royal Bank of Scotland -EUR Money Fund	—	16
Total	—	289
Others
Investment in others
5000 units (2008: 1000) of Canara Bank Certificates of Deposit	465,181	95,482
Total	465,181	95,482
Grand total	17,752,444	11,771,837
Less: Provision for decline in the fair value of investments	(501)	(503)
Aggregate value of unquoted investments	17,751,943	11,771,334

8                                         Sundry debtors (Unsecured)

	2009	2008
Debts outstanding for a period exceeding six months
- considered good	14,282	257,871
- considered doubtful	66,905	142,479
	81,187	400,350
Other debts
- considered good	5,075,452	5,193,049
- considered doubtful	67,410	—
	5,224,049	5,593,399
Less: Provision for doubtful debts	134,315	142,479
	5,089,734	5,450,920

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

9                                         Cash and bank balances

	2009	2008
Cash on hand	5,412	52,539
Balances with scheduled banks
- in current accounts	557,751	481,046
- in deposit account	475	50,000
Balances with other banks
- in current accounts	2,388,984	2,348,110
- in deposit account	—	55
	2,952,622	2,931,750

10                                  Loans and advances (Unsecured)

	2009	2008
Advances recoverable in cash or in kind or for value to be received	380,362	423,353
Security deposits	290,489	314,810
Loan to employees	40,052	43,799
MAT Credit entitlement (Refer note 17b)	1,071,034	631,899
Deposit with tax authorities	254,207	—
Advance Income Taxes	436,209	585,776
Derivative Assets	97,548	3,677
Others	11,268	21,604
	2,581,169	2,024,918
Less: Provision for doubtful loans and advances	19,794	18,410
	2,561,375	2,006,508

11                                  Current liabilities

	2009	2008
Sundry creditors*	282,949	435,741
Billings in excess of cost and estimated earnings	265,993	292,519
Advance from customers	54,600	65,124
Unclaimed dividend**	770	476
Derivative liabilities	343,374	1,873,475
Other liabilities	3,702,680	3,660,504
	4,650,366	6,327,839

*                 Sundry creditors include Rs. 13,628 (2008 Rs. Nil) being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

**          There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12                                  Provisions

	2009	2008
Provision for taxation	1,302,269	1,784,684
Provision for retirement benefits	1,210,315	1,378,969
Dividend on equity shares	387,378	384,315
Dividend tax	65,835	65,314
	2,965,797	3,613,282

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

13                                  Other income

	2009	2008
Dividend on non-trade investments	503,388	505,963
Profit on sale of non-trade investments, net Interest from:	470,185	394,050
- Loan to employees	254	846
- Bank deposits	17,589	12,297
- Others (Refer note 27)	152,144	325,588
Interest from securities	3,246	10,513
Miscellaneous income	147,410	39,164
	1,294,216	1,288,421

14                                  Personnel costs

	2009	2008
Salaries, bonus and allowances, including overseas employee expenses	17,637,896	17,042,994
Contribution to provident and other funds	393,686	403,285
Staff welfares	214,917	252,596
Pension, gratuity and leave encashment costs	110,789	629,783
	18,357,288	18,328,658

15                                  Selling, general and administration costs

	2009	2008
Outsourced service charges	1,772,177	2,499,653
Travel and conveyance	1,158,502	1,354,948
Legal and professional fees	455,403	467,873
Postage and communication	579,677	584,577
Rent	622,188	642,856
Foreign exchange loss, net	458,154	807,253
Electricity	326,302	316,331
Rates and taxes	89,576	77,357
Software consumables	16,366	23,453
Advertisement and publicity	137,715	178,565
Insurance	114,592	119,183
Recruitment charges	124,726	162,555
Repairs and maintenance
- computers	136,196	86,939
- building	40,273	69,254
- others	72,478	80,926
Printing and stationery	30,813	34,595
Provision for doubtful debts and advances	105,450	76,682
Training fees	41,961	62,485
Commission	28,736	28,134
Subscription, registration and license fee	36,015	37,554
Auditors’ remuneration (Refer note below)	58,517	73,343
Loss /(Profit) on sale of fixed assets, net	11,415	(15,027)
Miscellaneous expenses	495,792	358,039
	6,913,024	8,127,528

Note:

Auditors’ remuneration includes remuneration of subsidiary companies’ auditors.

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

16                                  Interest costs

	2009	2008
Interest on finance lease obligations	866	1,147
Interest on overdraft from banks	39	274
Interest on tax assessments (Refer note 27)	67,441	72,710
Interest on others	8,854	4,828
	77,200	78,959

17                                  Taxes

	2009	2008
a) Provision for tax expense consists of the following:
Current taxes
- Indian	682,004	453,764
- Foreign	(87,814)	273,508
	594,190	727,272
Deferred tax expense / (credit)
- Indian	29,457	(64,652)
- Foreign	(79,155)	40,094
	(49,698)	(24,558)
	544,492	702,714
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	368,271	450,160
Provision for bad and doubtful debts	45,972	28,155
Deferred revenue, net	23,575	8,965
Intangible Assets	124,217	20,053
Unbilled revenue	2,747	5,920
Accrued expenses	229,863	221,179
Carry forward loss	24,607	137,621
Unrealized loss on derivatives	103,015	107,544
Employee stock compensation costs	24,895	—
Depreciation	(63,416)	(54,813)
Others	9,588	20,457
Total deferred tax asset, net	893,334	945,241
US branch profit taxes	(84,180)	(171,479)
Others	17,591	37,733
Total deferred tax liability, net	(66,589)	(133,746)

b)             Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 439,135 (2008 : Rs. 347,772) as an asset by crediting to the Profit and loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the ICAI.

18                                  Business acquisitions

Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On 2 July 2007, the Company acquired business and assets of LOI, a European telecommunications consulting services company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of Rs. 349,099 (including direct expenses of Rs. 34,419) was paid in cash.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarised below:

Intangible assets
- Customer contracts and non contractual customer relationships	55,625
- Intellectual property rights	32,075	87,700
Goodwill		261,399
Total purchase price		349,099

Goodwill generated from the above acquisition was allocated to “Communications, Media and Utilities” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed Rs. 608,482 till June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the year ended 30 June 2008, and 30 June 2009 an amount of Rs. 5,448 and Rs. 5,760 respectively has been accrued as compensation cost for these employees. Further, based on the assessment of revenue targets expected to be achieved for the year ending 30 June 2010, an additional amount of Rs. 1,931 has been recorded as selling, general and administrative expenses for these employees for the year ended 31 December 2009.

Acquisition of Taratec

On 23 July 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of Rs. 638,342 (including direct acquisition related expenses of Rs. 17,331), was paid in cash on 23 July 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over a period of three years, and calculated based on achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed Rs. 614,064 and accordingly, Patni USA will record the contingent payments, other than payments to certain employees under the incentive plan mentioned below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed Rs. 162,820 through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved till the year ended 31 July 2008, and 31 July 2009, the management has concluded that no compensation cost is required to be accrued for these employees. Further based on the assessment for the revenue and margin targets expected to be achieved for the year ending 31 July 2010 the management has concluded that no compensation cost is required to be accrued for these employees for the year ended 31 December 2009.

The purchase price, net of cash acquired of Rs. 115,770 has been allocated to the acquired assets and assumed liabilities based on management’s estimates as summarised below:

Net current assets	102,953
Deferred tax asset	37,478
Property, plant and equipment	3,442
Goodwill	378,699
Total purchase price	522,572

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

	2009	2008
Goodwill arising on acquisition of:
- In Patni USA	1,263,767	1,263,767
- In TRI	135,174	135,174
- In Patni Telecom Solutions Inc	2,557,981	2,557,981
- In Patni Life Sciences Inc	378,699	378,699
- In LOI	261,399	261,399
Effect of foreign currency translation	168,285	310,324
Closing balances	4,765,305	4,907,344

19                                  Intellectual Property Rights

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to Rs. 811,485 has been capitalised as an intangible asset and is being amortised over a period of ten years. The Group intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on management estimate, the expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of Rs. 237,562 for the year ended 31 December 2009 has been recorded and included under depreciation in the consolidated profit and loss account. The new cost basis for this IPR as of 31 December 2009 is Rs. 517,614.

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

20.       Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising independent software vendors and product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorised based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

From 1 January 2009 retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large ERP (Enterprise Resource Planning) implementation with significant work towards supply chain management.  Further, energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilities) as the BSS (Business Support Systems) platform is commonly used in case of these industry practices.

Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others.  Revenue in relation to geographic segments is categorised based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorisation of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

Substantial portion of Patni’s long lived assets are located in India.

The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information. There are no inter-segment sales.

Business segments

As at 31 December 2009 and for the year then ended

			Manufacturing,	Communication,
	Financial		Retail and	Media &	Product
Particulars	services	Insurance	Distribution	Utilities	Engineering	Total
Sales and service income	4,043,665	9,413,767	9,070,722	4,217,457	4,715,846	31,461,457
Sundry debtors	626,967	1,173,380	1,847,468	792,433	649,486	5,089,734
Unbilled revenue	104,693	119,923	324,488	252,272	116,808	918,184
Billings in excess of cost and estimated earnings	(12,279)	(14,006)	(114,778)	(46,491)	(78,439)	(265,993)
Advance from customers	(15,242)	(2,579)	(21,550)	(11,486)	(3,743)	(54,600)

As at 31 December 2008 and for the year then ended

			Manufacturing,	Communication,
	Financial		Retail and	Media &	Product
Particulars	services	Insurance	Distribution	Utilities	Engineering	Total
Sales and service income	4,011,033	7,747,416	8,886,675	5,598,217	4,929,341	31,172,682
Sundry debtors	719,024	1,238,880	1,612,932	1,104,592	775,492	5,450,920
Unbilled revenue	133,291	105,422	396,200	638,029	221,904	1,494,846
Billings in excess of cost and estimated earnings	(50,884)	(10,919)	(98,986)	(49,179)	(82,551)	(292,519)
Advance from customers	(4,175)	(2,453)	(22,220)	(2,866)	(33,410)	(65,124)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

Geographic segments

As at 31 December 2009 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	24,851,121	3,995,583	1,103,689	326,451	1,184,613	31,461,457
Sundry debtors	4,146,937	664,634	88,299	72,864	117,000	5,089,734
Unbilled revenue	528,583	228,433	21,593	24,380	115,195	918,184
Billings in excess of cost and estimated earnings	(133,122)	(38,428)	(73,903)	(2,422)	(18,118)	(265,993)
Advance from customers	(35,207)	(14,945)	(2,187)	(568)	(1,693)	(54,600)

Geographic segments

As at 31 December 2008 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	23,670,101	4,867,276	1,086,187	279,789	1,269,329	31,172,682
Sundry debtors	4,118,364	921,863	160,353	95,666	154,674	5,450,920
Unbilled revenue	720,222	555,158	55,804	41,841	121,821	1,494,846
Billings in excess of cost and estimated earnings	(152,231)	(9,110)	(74,530)	(2,722)	(53,926)	(292,519)
Advance from customers	(33,500)	(3,500)	(24,742)	(402)	(2,980)	(65,124)

21                                  Related party transactions

a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Affiliates	1)	PCS Technology Limited
		2)	Ashoka Computer Systems Private Limited
		3)	PCS Cullinet Private Limited
		4)	PCS Finance Private Limited
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.
2	Key management personnel	1)	Mr Narendra K Patni
		2)	Mr Ashok K Patni
		3)	Mr Gajendra K Patni
		4)	Mr William Grabe
		5)	Mr Arun Duggal
		6)	Mr Michael Cusumano
		7)	Mr Arun Maira(1)
		8)	Mr Pradip Shah
		9)	Mr Ramesh Venkateswaran
		10)	Mr Louis Theodoor van den Boog(2)
		11)	Mr Abhay Havaldar
		12)	Mr Brian Stones(3)
		13)	Mr Jeya Kumar(4)
		14)	Mr Pradeep Baijal(5)
		15)	Mr Mrinal Sattawala(6)
3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
4	Others	1)	Ravindra Patni Family Trust
		2)	Mr Anirudh Patni(7)

(1)          Ceased to be director with effect from 22 July 2009

(2)          Ceased to be executive director with effect from 20 February 2009 and now non executive director.

(3)          Ceased to be director with effect from 7 January 2010

(4)          Appointed as chief executive officer with effect from 20 February 2009.

(5)          Appointed as director with effect from 25 June 2009

(6)          Has resigned from 31 December 2008

(7)          Has resigned from Sr. vice president with effect from 15 December 2009.

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

b) Transactions and balances with related parties

		Key management	Parties with
Nature of the transaction	Affiliates	personnel	substantial interest	Others
Transactions during the year ended 31 December 2009
Remuneration	—	219,301	—	20,154
Pension*	—	22,763	—	—
No of ESOP’s granted	—	1,500,000	—	—
No of Restricted stock units granted	—	350,000	—	—
Commission	—	29,345	—	—
Sitting Fees	—	1,420	—	—
Sales & Service Income	—	—	20,173	—
Rent and other expenses	3,629	—	—	—
Dividend Paid	54,766	42,366	153,984
Deposit received back	—	—	—	—
Balances at 31 December 2009
Security deposits	1,748	—	—	—
Debtors	—	—	3,156	—
Amounts payable	2,262	—	—	—
Remuneration payable to directors	—	119,026	—	2,120
Provision for pension benefits	—	499,550	—	—
Commission payable	—	4,177	—	—
Stock Option Outstanding	—	28,079	—	—
Proposed dividend	54,766	40,266	153,984	—
Transactions during the year ended 31 December 2008
Remuneration	—	344,477	—	14,621
No of ESOP’s granted	—	96,000	—	—
Commission	—	33,966	—	—
Sitting Fees	—	940	—	—
Sales & Service Income	—	—	19,822	—
Rent and other expenses	3,560	—	—	—
Deposit received back			3,000
Dividend Paid	54,766	44,863	152,031	—
Balances at 31 December 2008
Security deposits	1,748	—	—	—
Debtors	—	—	5,028	—
Amount payable	1,214	—	244	—
Remuneration payable to directors	—	91,356	—	6,967
Provision for pension benefits	—	482,899	—	—
Commission payable	—	25,866	—	—
Stock Option Outstanding	—	268	—	—
Proposed dividend	54,766	44,863	152,031	—

* Adjustment to pension liability on account of actuarial valuations.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

21          Related party transactions (Contd.)

c) Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under :

Particulars		2009	2008
Transactions during the year
i)	Remuneration
	Mr Narendra K Patni	82,745	140,454
	Mr Ashok K Patni	(1,788)	—
	Mr Gajendra K Patni	(1,788)	—
	Mr Mrinal Sattawala	—	87,903
	Mr Anirudh Patni	20,154	14,621
	Mr Brian Stones	30,674	35,276
	Mr Louis Theodoor van den Boog	10,305	41,743
	Mr Jeya Kumar	121,915	—
ii)	No of ESOP’s granted
	Mr Jeya Kumar	1,500,000	—
iii)	No of Restricted stock units granted
	Mr Jeya Kumar	350,000	—
	Mr Louis Theodoor van den Boog	—	96,000
	Commission
	Mr Ashok K Patni	8,400	11,200
	Mr Gajendra K Patni	8,325	11,100
iv)	Sitting fees
	Mr Arun Duggal	200	120
	Mr Michael Cusumano	220	120
	Mr Arun Maira	—	120
	Mr Pradip Shah	220	160
	Mr Ramesh Venkateswaran	300	200
v)	Sales & service income
	General Atlantic Mauritius Limited (‘GA’)	20,173	19,822
vi)	Dividend paid
	Affiliates :
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
	Arihant G Patni	15,846	15,846
	Vasundhara A Patni	15,000	—
	Sadhna A Patni
	Key Management Personnel
	Mr Narendra K Patni	6,326	6,326
	Mr Ashok K Patni	23,771	27,270
	Mr Gajendra K Patni	12,268	11,267
vii)	Rent and other expenses
	Ashoka Computer Systems Private Limited	1,134	1,022
	PCS Cullinet Private Limited	1,403	1,529
	PCS Finance Private Limited	972	890
viii)	Deposit received back
	Parties with substantial interest :
	S M Patni	—	3,000

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

21          Related party transactions (Contd.)

c) Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under :

Particulars		2009	2008
Balance as at
ix)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Private Limited	501	501
x)	Debtors
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	3,156	5,028
xi)	Proposed dividend
	Key management personnel
	Mr Narendra K Patni	6,326	6,326
	Mr Ashok K Patni	21,671	27,270
	Mr Gajendra K Patni	12,268	11,267
	Affiliates :
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest :
	Vasundhara A Patni	15,000	—
	Arihant G Patni	14,671	15,845
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
xii)	Amounts payable
	Ashoka Computer Systems Private Limited	657	301
	PCS Cullinet Private Limited	951	589
	PCS Finance Private Limited	563	263
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	—	244
xiii)	Remuneration payable to the directors
	Mr Narendra K Patni	35,798	33,099
	Mr Mrinal Sattawala	—	42,649
	Mr Brian Stones	29,643	13,655
	Mr Jeya Kumar	53,584	—
xiv)	Remuneration payable to Others
	Mr Anirudh Patni	2,120	6,967
xv)	Provision for pension benefits*
	Mr Narendra K Patni	374,417	348,079
	Mr Ashok K Patni	68,679	70,466
	Mr Gajendra K Patni	56,455	64,354
xvi)	Stock Option Outstanding
	Mr Jeya Kumar	22,289	—
	Mr Louis Theodoor van den Boog	5,791	268
xvii)	Commission Payable
	Mr Ashok K Patni	—	11,200
	Mr Gajendra K Patni	—	11,100
	Mr Arun Duggal	933	948
	Mr Michael Cusumano	466	443
	Mr Pradip Shah	700	695
	Mr Pradeep Baijal	566	987
	Mr Ramesh Venkateswaran	933	—
	Mr Louis Theodoor van den Boog	466	—

* Adjustment to pension liability on account of actuarial valuations.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

22          Earnings per share

Particulars	2009	2008
Profit for the year after taxation	5,866,142	4,380,140
Weighted average number of equity used in computing earnings per equity share.
- Basic	128,254,916	135,590,677
- Diluted	130,560,132	135,815,016
Earnings per equity share of Rs. 2 each
- Basic	45.74	32.30
- Diluted	44.93	32.25
Face value per share (Rs.)	2.00	2.00

Reconciliation of basic and diluted shares used in computing earnings per share

	2009	2008
Number of shares considered as basic weighted average shares outstanding	128,254,916	135,590,677
Add: Effect of dilutive issues of stock options	2,305,216	224,339
Number of shares considered as weighted average shares and potential shares outstanding	130,560,132	135,815,016

23          Leases

Patni has acquired certain vehicles under finance lease for a non-cancelable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset with a corresponding lease rental obligation recorded under secured loans.

Fixed assets include the following amounts in relation to the above leased vehicles:

As at 31 December	2009	2008
Gross block of vehicles	27,492	43,692
Less: Accumulated depreciation	17,936	26,295
Net block	9,556	17,397

Future minimum lease payments in respect of the above assets as at 31 December 2009 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	5,779	550	5,229
Amount due in the period between one year and five years	4,508	289	4,219
	10,287	839	9,448

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the company.

The future minimum lease payments in respect of non-cancelable operating leases are summarised below:

As at 31 December	2009	2008
Amount due within one year from the balance sheet date	303,215	482,467
Amount due in the period between one year and five years	551,446	660,551
Amount due in the period above five years	—	146,678
	854,661	1,289,696

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

23          Leases (Contd.)

cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

Patni UK has operating lease agreement, for leasing office space, that expire over the next 10 years.

Rent expense for all operating leases for the year ended 31 December 2009 aggregated Rs. 601,147 (2008: Rs. 640,223)

24          Contingent liabilities and capital commitments

As at 31 December	2009	2008
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,584,545	2,442,808
Foreign currency forward contracts	15,064,749	14,270,832
Forward currency options	465,200	5,579,879
Bank guarantees	80,591	64,346
Letters of credit	16,985	—
Tax contingencies	2,482,297	2,482,297

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at Balance sheet date.

In December 2009 the Income tax department has issued draft assessment order for assessment year (A.Y.) 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for our BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the IT Act. Management considers these disallowances as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

In December 2008 the Company received a Demand of approximately Rs. 458,665 for the A.Y.2003-04 including an interest demand of Rs. 258,644 and another Demand in January 2009 of approximately Rs. 1,131,763 for the A.Y. 2005-06 including an interest demand of approximately Rs. 421,972. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 as per the earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 28 February 2010 or settlement of appeal whichever is earlier. As per stay of demand order, through December 2009, the company has paid sum of Rs. 66,000 for the A.Y.2003-04 and Rs. 170,986 for the A.Y.2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A of the Act and and raised a demand of approximately Rs. 630,166 for A.Y. 2004-05 and Rs. 261,703 for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A.Y.2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

25          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service and performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “ Patni ESOP 2003 - Revised 2006 ” has come into force with effect from 21 June 2006. In June 2009 at the Annual General Meeting the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008” plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options*activity under the plan is as follows:

	Year ended 31 December 2009
			Weighted
			average remaining
	Share arising	Range of	contractual life
	out of options	exercise price	(months)
Outstanding at the beginning of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Granted during the year	40,000	134	90
	1,500,000	106	90
	1,830,700	2	76
	499,600	339-493	90
Forfeited during the year	(54,800)	2	—
	(40,000)	134	—
	(35,145)	145	—
	(251,350)	254-338	—
	(345,650)	339-493	—
Exercised during the year	125,000	2	—
	76,000	112	—
	212,705	145	—
	293,650	254-338	—
	352,250	339-493	—
Outstanding at the end of the year	277,675	145	24
	2,279,076	254-338	40
	1,806,926	339-493	57
	2,246,900	2	72
	274,000	112	82
	1,500,000	106	80
Exercisable at the end of the year	24,000	2	59
	11,500	112	59
	277,675	145	24
	1,711,444	254-338	30
	1,044,476	339-493	41

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

25          Employee stock compensation plans (Contd.)

	Year ended 31 December 2008
			Weighted
			average remaining
	Share arising	Range of	contractual life
	out of options	exercise price	(months)
Outstanding at the beginning of the year	583,826	145	47
	2,135,869	254-338	53
	2,416,055	339-493	71
Granted during the year	—	145	—
	962,900	254-338	90
	350,000	112	90
	596,000	2	90
Forfeited during the year	(16,051)	145	—
	(274,693)	254-338	—
	(410,829)	339-493	—
Exercised during the year	(42,250)	145	—
Outstanding at the end of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Exercisable at the end of the year	525,525	145	35
	1,885,276	254-338	40
	1,261,219	339-493	37

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2009	2008
Profit for the year after taxation as reported	5,866,142	4,380,140
Add Stock based employee compensation determined under the intrinsic value method	203,007	1,662
Less Stock based employee compensation determined under the fair value method	258,151	151,573
Pro-forma profit	5,810,998	4,230,229
Reported earnings per equity share of Rs. 2 each
- Basic	45.74	32.30
- Diluted	44.93	32.25
Pro-forma earnings per equity share of Rs. 2 each
- Basic	45.31	31.20
- Diluted	44.51	31.15

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for equity linked options.

	2009	2008
Dividend yield	1.37%-1.78%	0.68%-1.09%
Weighted average dividend yield	1.53%	0.93%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	5.94%-7.21%	7.10%-7.37%
Volatility	37.01%-44.16%	33.01%-39.45%
Weighted Average Volatility	39.42%	37.35%

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

25          Employee stock compensation plans (Contd.)

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2009	2008
Dividend yield	1.18%-1.64%	0.68%
Weighted average dividend yield	1.61%	0.68%
Expected life	1.0-6.5 years	3.5-6.5 years
Risk free interest rates	0.52%-2.96%	3.04%-3.51%
Volatility	42.41%-50.79%	41.36%-44.76%
Weighted average volatility	46.65%	43%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2009	2008
Personnel Cost	203,007	1,662

On 18 August 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from 1 April 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after 1 April 2009, the shares issued, or allocated and transferred by the Company, are no longer subject to FBT.

26          Statement of Utilisation of ADS Funds as of 31 December 2009

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1 Held as short term investments			1,000,893
2 Utilised for Capital expenditure for office facilities			4,248,140
3 Exchange loss			120,823
Total			5,369,856

27          Change in estimates

The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company in 2008 and during the year ended 31 December 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2008 and 2009 as a change in estimate:

	2009	2008
Reduction of accrual for payroll taxes(1)	(56,543)	(107,939)
Reduction in interest expense(2)	(78,831)	(254,715)
Increase in Interest expense	—	24,502
Reduction in other expense(3)	(11,309)	(42,821)
Reduction in income taxes - current	(460,452)	(453,749)
Increase in income taxes - deferred	54,150	164,601
	(552,985)	(670,121)

(1) Included on Personnel costs

(2) Included in Other Income - Interest from Others

(3) Included in Selling, general and administration costs

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

27          Change in estimates (Contd.)

The statute of limitation period applicable to tax return of the US Branch of the Company, for the year ended March 2006, expired on 15 December 2009 i.e. on expiry of 3 years from the date of filing, which was 15 December 2006. The company has, therefore, reversed the tax exposure reserves for taxes and interest pertaining to the US of the Company for the year ended March 2006. Accordingly, the following amounts have been included in the income statement for the year ended 31 December 2009:

2009
Reversal of interest expense (i)	(55,816)
Decrease in income taxes -current	(344,960)
Increase in income taxes -deferred	8,892
(391,884)

(i) Included in ‘Other Income’

During the year the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against business income. Based on the same the company has reversed the relevant tax provisions amounting to Rs. 114,393.

28          Significant events

The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

29          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2009	2008
i)	Contract Revenue recognised for the year ended 31 December 2009	3,509,183	4,101,713
ii)	Aggregate amount of contract costs incurred for all contracts in progress as at year end.	2,226,148	2,069,048
iii)	Recognised Profits (less recognised losses) for all contracts in progress as at year end.	1,176,485	1,169,861

30          Employee Benefit Plans

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

	2009	2008
Present Value of Funded/unfunded Obligations	313,877	296,452
Fair Value of Plan Assets	(273,266)	(223,137)
Net Liability	40,611	73,315
Amounts recongnised in Balance Sheet
Provision for Gratuity	40,611	73,315

Expense recognised in Statement of Profit and Loss Account

	2009	2008
Current Service Cost	53,795	50,686
Interest on Defined Benefit Obligations	18,091	22,139
Expected Return on Plan Assets	(15,582)	(15,937)
Net Actuarial Losses / (Gains) recognised in the Year	(28,480)	(16,800)
Total Included in “Employee Benefit Expense”	27,824	40,088

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

30          Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2009	2008
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	296,451	261,896
Current Service Cost	53,795	50,686
Interest Cost	18,091	22,139
Actuarial Losses/(Gain)	(30,023)	(9,897)
Benefits Paid	(24,437)	(28,373)
Closing Defined Benefit Obligation	313,877	296,451
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	223,136	228,521
Expected Return on Plan Assets	15,582	15,937
Actuarial Gain /(Losses)	(1,543)	6,903
Contributions by Employer	60,528	148
Benefits Paid	(24,437)	(28,373)
Closing Fair Value of Plan Assets	273,266	223,136
Expected Employer’s Contribution Next Year	52,155	51,238
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	6.55%	5.85%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary increase Rate (p.a.)	6.00%	8% for first
		3 years and,
		7% thereafter.

Composition of plan assets

	2009	%	2008	%
Central Government Securities	3,042	1%	6,143	3%
Investment in Government Securities based funds	200,808	74%	164,030	73%
Public Sector / Financials Institutions / Bank bonds	69,417	25%	52,963	24%
	273,267	100%	223,136	100%

Pension Benefits

Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

Amount to be recognised in Balance Sheet

	2009	2008
Present Value of Unfunded Obligations	125,133	134,821
Amounts recognised in Balance Sheet
Provision for pension	125,133	134,821

Expense recognised in Statement of Profit and Loss Account

	2009	2008
Current Service Cost		—
Interest on Defined Benefit Obligations	7,708	7,707
Net Actuarial Losses / (Gains) recognised in the Year	(11,284)	31,394
Total Included in “Employee Benefit Expense”	(3,576)	39,101

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2009

(Currency: Rs. in thousands except share data)

30   Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2009	2008
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	134,821	101,831
Current Service Cost	—	—
Interest Cost	7,708	7,707
Actuarial Losses/(Gain)	(11,284)	31,394
Benefits Paid	(6,112)	(6,111)
Closing Defined Benefit Obligation	125,133	134,821
Expected Employer’s Contribution Next Year	6,112	6,111
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	6.55%	5.85%
Salary increase Rate (p.a.)	0.00%	0.00%

Pension Benefits - US Director

Executive director of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of seventy one and is payable to the director or the surviving spouse.

Amount to be recognised in Balance Sheet

	2009	2008
Present Value of Unfunded Obligations	374,417	348,079
Amounts in Balance Sheet
Provision for pension	374,417	348,079

Expense recognised in Statement of Profit and Loss Account

	2009	2008
Current Service Cost	9,610	7,938
Interest on Defined Benefit Obligations	16,096	12,581
Net Actuarial Losses / (Gains) recognised in the Year	632	47,990
Total Included in “Employee Benefit Expense”	26,338	68,509

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2009	2008
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	348,079	279,570
Current Service Cost	9,610	7,938
Interest Cost	16,096	12,581
Actuarial Losses/(Gain)	632	47,990
Benefits Paid	—	—
Closing Defined Benefit Obligation	374,417	348,079
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	4.50%	4.50%
Salary increase Rate (p.a.)	10.00%	10.00%

31   Prior year comparatives

Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

PATNI COMPUTER SYSTEMS LIMITED

Reconciliation of Significant Differences between Indian GAAP and US GAAP

(Rs. in thousands)

	Year ended 31 December
	2009	2008
Consolidated net income as per Indian GAAP	5,866,142	4,380,140
Income taxes	(31,849)	60,297
Foreign currency differences	50,870	73,061
Employee Retirement Benefits	(41,856)	17,982
ESOP related Compensation Cost	(47,097)	(165,830)
Impairment of Intangibles	139,568
Business acquisition	(90,273)	(71,081)
Others	(408)	(2,717)
Total	(21,045)	(88,288)
Consolidated net income as per USGAAP	5,845,097	4,291,852

1      Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2      Foreign currency differences

In Indian Gaap, as per the guidance under AS 30, “Financial Instruments : Recognition and Measurement” with regard to foreign currency purchased options, the changes in the time value (i.e. forward premia differential) is excluded from the assessment of effectiveness testing and taken into the profit and loss account whereas under US Gaap with respect to those contracts the overall changes in the fair value including the changes in the time value is considered in effectiveness testing and reported in the Statement of Shareholder’s equity and other comprehensive income.

3      Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

4      ESOP related Compensation Cost

Under US GAAP, compensation cost is recognised for sharebased payments using a fair value measurement method where the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. Accordingly, compensation cost has been recorded based on fair value under US GAAP while such accounting is done based on instinsic value under Indian GAAP.

5      Business acquisition

Under US GAAP, the assets and liabilities acquired on acquisition of The Reference Inc, Patni Telecom Solutions Inc. (formerly Cymbal Corporation) and Patni Life Sciences Inc (formerly Taratec Development Corporation) have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values. Further, under US GAAP, a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

6      Impairment of Intangibles

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the software proprietary intellectual property rights or the IPR. In Indian Gaap as per the guidance in AS – 28 “Impairment of assets”, based on management estimate as the expected discounted cashflows from the use of this IPR was lower than the carrying amount an impairment charge net of tax was accounted under Indian Gaap.

Under US Gaap as the sum of undiscounted cash flows expected to result from it’s use exceeded the carrying value hence no impairment charge was recognized.

Management’s Discussion and Analysis of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry focused practices, including insurance, manufacturing, retail and distribution, communications, media and utilities and financial services, and through technology focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from US$ 450.3 million in 2005 to US$ 655.9 million in 2009, representing a CAGR of 9.9%. Our net income grew from US$ 60.9 million in 2005 to US$ 119.8 million in 2009, representing a CAGR of 18.4%. Our total number of employees was 11,802 as of December 31, 2005 and 13,995 as of December 31, 2009 We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2009, we had 235 sales and marketing personnel supported by dedicated industry specialists in 28 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities and technology practice (comprising product engineering). We evaluate segment performance and allocate resources based on revenue growth. We categorise revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices.

We have also developed technology practices that offer research, design and development services for product engineering and to ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements:

	Year ended December 31,
	2007	2008	2009
Revenues	100%	100%	100%
Cost of revenues	67.9%	68.3%	64.2%
Gross profit	32.1%	31.7%	35.8%
Selling, general and administrative expenses	17.7%	18.5%	18.9%
Foreign exchange (gain)/loss, net	(3.5)%	2.5%	1.5%
Operating income	17.9%	10.7%	15.4%
Interest and dividend income	1.9%	1.8%	1.7%
Interest expense	(0.5)%	(0.2)%	(0.2)%
Interest expense reversed	—	0.9%	0.4%
Gain on sale of investments, net	1%	1.3%	1.4%
Other income (expense), net	0.3%	0.3%	0.3%
Income before income taxes	20.6%	14.8%	19%
Income taxes	3.3%	0.7%	0.7%
Net income	17.3%	14.1%	18.3%

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Revenues

Our revenues were US$ 655.9 million in 2009, representing a decrease of 8.8% from revenues of US$ 718.9 million in 2008 which was mainly on account of overall volume decline of 4.6%, pricing decline of 2.2 % and foreign exchange impact of 1.8%. Revenues from existing customers contributed US$616.3 million and new customers contributed US$ 39.6 million to our revenues. This

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

represented a decrease of 8.1% in revenues from existing customers and decrease of 17.6% in revenues from new customers compared to 2008. Reduction in revenues from our existing operations was attributable to a decrease of 1.6% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months decreased by 6.6% in 2009 compared to 2008, while offshore work increased 0.4% over the same period. Our active client base is at 272 as of December 31, 2009 as compared to 331 as of December 31, 2008. In addition, the total number of clients that individually accounted for over US$ 1.0 million in annual revenues continued to be 92 as of December 31, 2009 and as of December 31, 2008.

During 2009, our revenues from T&M projects decreased by 7.3% over revenues in 2008, while revenues from fixed price contracts increased by 12.8% over the same period. T&M projects accounted for 59.4% of our revenues in 2009, compared to 64.0% in 2008 and 62.2% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, increased to 49.7% in 2009 from 45.6% in 2008. Our largest client contributed 11.9% of our revenues in 2009, compared to 10.7% in 2008.

During 2009, clients in the insurance, manufacturing, retail and distribution, financial services and product engineering services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries contributed 29.7%, 29.0%, 12.8% and 15% to overall revenues respectively in 2009 as compared to 24.7%, 28.9%, 12.8% and 15.7% respectively in 2008. Our clients in the communications, media and utilities industry contributed to 13.5% of our revenues in 2009 as compared to 17.9% in 2008.

During 2009, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2009 and 2008, we derived 78.9% and 75.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was US$ 421.3 million in 2009, representing a decrease of 14.2% from US$ 491.3 million in 2008. Cost of revenues represented 64.2% and 68.3% of our revenues in 2009 and 2008. Out of the net decrease of US$ 69.9 million in cost of revenues, US$ 32.5 million was attributable to salary expenses and the remaining decrease was mainly due to a US$19.9 million decrease in subcontractor costs. The salary decrease is mainly on account of reduction in headcount onsite and positive impact of rupee depreciation on offshore salaries. The average exchange rate for 2008 was Rs. 43.39 as compared to average exchange rate of Rs. 48.33 in 2009 resulting in a rupee depreciation of 11.4% which had a positive impact in reducing the cost of revenues in 2009 as compared to 2008 as 39% of our cost of revenues is incurred in Indian rupees.

Gross profit

Our gross profit for 2009 was US$ 234.6 million, representing an increase of 3.1% from US$ 227.6 million in 2008. Gross profit as a percentage of our revenues increased to 35.8% in 2009 from 31.7% in 2008. The increase in gross profit is attributed to various factors including currency exchange rates, operating efficiencies in terms of various measures such as utilization, reduction and rationalization in operating and discretionary expenses. These measures led to the increase in gross profit by 3.1% over 2008 despite the decline in revenues over 2008 by 8.8% .

Selling, general and administrative expenses

During 2009, our selling, general and administrative expenses were US$ 122.0 million, representing a decrease of 6.9% from US$ 131.1 million in 2008 and our selling, general and administrative expenses as a percentage of our revenues increased to 18.9% in 2009 from 18.3% in 2008.

During 2009, our sales and marketing expenses were US$ 53.8 million, representing an increase of 2.5% from US$ 52.5 million in 2008. Personnel costs increased by US$ 2.5 million due to the addition to sales and marketing personnel mainly in Japan and Singapore region to strengthen our Asia Pacific footprint. Other selling and marketing costs mainly comprising of foreign travel and conference expenses decreased by US$ 1.8 million.

Our general and administrative expenses were US$ 68.2 million in 2009, representing a decrease of 13.1% from US$ 78.5 million in 2008. Personnel costs decreased in 2009 by US$ 3.6 million due to the reduction in headcount of general and administrative personnel. Other general and administrative charges mainly comprising of professional fees, recruitment cost and establishment cost decreased by US$ 6.9 million as part of operating efficiency measures as such as reduction and rationalization in operating and discretionary expenses.

Foreign exchange gain/loss

In 2009, we had a foreign exchange loss of US$ 9.7 million as against a loss of US$ 18.4 million in 2008. The year-end exchange rate in rupees per U.S dollar for 2009 was Rs. 46.4 as compared to Rs. 48.58 in 2008 resulting in a 4.5% appreciation during the year - end in percentage terms. The average realization rate for rupee per US dollar for 2009 was Rs. 46.2 as against Rs. 42.3 for 2008. Also in 2008 we had a revaluation loss on tax liability amounting to US$4.0 million as compared to gain of US$1.8 million in 2009. This was mainly on account rupee appreciation in 2009 from Rs. 48.58 as of December 31, 2008 to Rs. 46.40 as of December 31,2009 as compared to rupee depreciation from Rs. 39.41 as of December 31, 2007 to Rs. 48.58 as of December 31, 2008. Our dollar-denominated receivables continued to be hedged. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts and revaluation of debtors result in a net foreign exchange loss.

Operating income

As a percentage of revenues, operating income increased to 15.4% in 2009 from 10.7% in 2008. Our operating income was US$ 100.6 million in 2009, representing an increase of 31.4% from US$ 76.6 million in 2008 which is mainly due to a lesser foreign exchange loss of US$ 9.7 million in 2009 as compared to a foreign exchange loss of US$ 18.4 million in 2008 and other operating efficiency measures such as utilization, reduction and rationalization in operating and discretionary expenses. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income (expense)

Other income (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2009, our gain on sale of investments was US$ 9.5 million as compared to US$9.7 million in 2008. In 2009, our interest and dividend income were US$ 11.2 million as compared to US$ 13.0 million in 2008. In 2009 we had an interest expense reversal of US$2.8 million as a result of the completion of assessment by the IRS for years 2005 and 2006 with regard to Patni Americas Inc. amounting to US$1.6 million and US$1.2 million on account of expiry of statute of limitation for year ending March 2006 with regard to US Branch and in 2008 we had an interest expense reversal of US$6.5 million as a result of the completion of assessment by the IRS for years 2003 and 2004 with regard to Patni Americas Inc. and March 2003, 2004 and 2005 with regard to US Branch. Our other income (expense), net was US$ 1.9 million in 2009, as compared to US$ 2.6 million in 2008 resulting in a decrease of US$ 0.7 million.

Income taxes

We made a tax provision of US$ 4.7 million for income taxes in the year 2009 which included, reversal of US$8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of US$7.0 million on account of expiry of statute of limitation with regard to year ended March 2006 of our US branch and also included a reversal of US$2.5 million on account of favourable order received by us from Indian Income tax Appellate Tribunal allowing a set off of section 10A losses against the taxable business income. (See “Item 5.A Operating Results -Taxes”). In 2008 we made a provision of US$5.2 million which included a reversal of US$8.4 million on account of completion of assessment by IRS for year end 2003, 2004 for Patni Americas Inc and for year ended March 2003, 2004 and 2005 of our US branch. Hence our reported tax rate for the year 2009 was 3.8% as against 4.9% for the year 2008. Our normalized effective tax rate (excluding tax reversals) was 18.8% as compared to 14.0%. for the year 2008, which was mainly due to the expiry of income tax benefit for some of our STPI units in India.

Net income

Our net income was US$119.8 million in 2009, representing an increase of 18.1% from US$ 101.4 million in 2008. As a percentage of our revenues, net income increased to 18.3% in 2009 from 14.1% in 2008. The increase in the net income is mainly due to the reasons explained above.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares.

We invest in units of mutual funds either in ‘open ended’ schemes or in ‘fixed maturity plans’. While the investments in ‘open ended’ mutual fund units can be sold any time without exit fees, the investments in units of ‘fixed maturity plan’ can be sold subject to an exit fee of approximately 1%- to 2%. We have categorised our investments in units of mutual fund schemes as ‘liquid mutual fund units’ and ‘fixed maturity plans’ classified as ‘available for sale’ investments in our consolidated financial statements.

As of December 31, 2009, we had US$ 63.4 million in cash and cash equivalents, US$ 357.2 million invested in units of liquid mutual funds, US$ 8.0 million invested in units of mutual fund (fixed maturity plans) and US$ 10.7 million invested in other investments. As of December 31, 2008, we had US$ 60.1 million in cash and cash equivalents, US$ 152.9 million invested in units of liquid mutual funds, US$ 90.6 million invested in units of mutual fund (fixed maturity plans) and US$ 2.1 million invested in other investments. As of December 31, 2009 and 2008, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans. The investments portfolio mainly consist of investment in various debt mutual funds and certificate of deposits with banks in India.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) as at December 31, 2009 and at December 31, 2008 was US$ 53.4 million and US$ 18.4 million, respectively. Our working capital is sufficient to meet our present business and operational requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was US$137 million, US$ 149.3 million and US$ 111.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. The adjustments for the year ended December 31, 2009, to reconcile the US$ 119.8 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 26.2 million and deferred tax credit of US$ 8.9 million and gain from sale of investments of US$ 9.5 million. The adjustments for the year ended December 31, 2008, to reconcile the US$ 101 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 27.7 million and deferred tax credit of US$ 9.2 million and gain from sale of investments of US$ 9.7 million. The adjustments for the year ended December 31, 2007, to reconcile the US$ 114 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of US$ 25.0 million and deferred tax credit of US$ 10.1 million and gain from sale of investments of US$ 6.4 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities. The net asset base was US$147.6 million, US$ 150.9 million, and US$ 171.0 million in the years ended December 31, 2009, 2008 and 2007, respectively. Provision for bad debts was US$ 2.3 million, US$ 1.6 million and US$ 1.2 million for the year ended December 31, 2009, 2008 and 2007, respectively.

Adjusted days of sales outstanding remained at 69 days for the year ended December 31, 2009 and 2008 respectively as compared to 91 days in the year ended December 31, 2007. Net accounts receivable and unbilled revenue decreased by US$15million and US$ 6.7 million for the year ended December 31, 2009 and December 31, 2008 respectively which is mainly due to the consistent efforts made by the management on timely collections from the customers due to the credit crisis prevailing in the global markets and increased by US$ 21.8 million in 2007.

Current assets and other assets increased by US$4.6 million during the year ended December 31, 2009 and decreased by US$ 19.3 million for the year ended December 31, 2008 and increased by US$ 20.4 million for the year ended December 31, 2007. Cash outflows for the year ended December 31, 2009 were mainly on account of payment of US$ 5.3 million in respect of deposit with tax authorities, and US$ 2.3 million on account of derivative contracts. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of US$ 6.8 million in respect of deposit with tax authorities, and US$ 13.2 million on account of settlement of derivative contracts. Cash outflows for the year ended December 31, 2007 were US$ 6.8 million in respect of deposit placed with tax authorities in India, US$ 10.2 million in derivative contracts and cash inflows for the year ended December 31, 2007 was mainly on account of the US$ 0.9 million in gratuity asset.

Accounts payable and accrued expenses decreased by US$ 1.3 million for the year ended December 31, 2009 and increased by US$ 8.5 million for the year ended December 31, 2008, compared to an increase of US$ 6.3 million in 2007. The decrease in 2009,is on account of reduction of US$ 0.5 million in trade accounts payable and reduction of US$0.8 million accrued expenses. The reduction in accrued expenses of US$ 0.8 million is mainly on account of reduction of US$ 1.2 million in sub-contractor cost, reduction of US$1.0 million in data link, reduction of US$ 3.7 million in facility related cost which is offset to some extent by increase in accruals pertaining to employee related expenses of US$ 5.2 million.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognised, decreased by US$0.5 million in the year ended December 31, 2009 and increased by US$ 3.1 million and US$ 0.06 million in the year ended December 31, 2008 and 2007, respectively.

Taxes paid were US$ 29.5 million, US$ 17.0 million and US$23.3 million as against a tax provision of US$ 31.9 million, US$ 14.4 million and US$13.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Other current liabilities and other liabilities decreased by US$5.3 million during the year ended December 31, 2009. The decrease in the year ended December 31, 2009 resulted from decrease of US$ 6.3 million in derivative liabilities and accrual vacation by US$2.3 million, while increase in provision for volume discounts by US$4.9 million. Other current liabilities and other liabilities increased by US$ 4.4 million and US$8.2 million during the year ended December 31, 2008 and 2007 respectively. The increase in the year ended December 31, 2008 resulted from increase of US$ 7.0 million in derivative liabilities, US$ 2.8 million increase in leave encashment provision, US$ 1.9 million increase in sales discounts,US$ 2.6 million increase in statutory liabilities for tax deducted at source on payroll and Value Added Tax (VAT) payments, US$ 1.4 million increase in provision for pension and reduction of US$ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004.The increase during the year ended December 31, 2007 resulted from increase of US$ 2.1 million in leave encashment provision, US$ 2.2 million increase in deferred revenue, US$ 2.7 million increase in other liabilities on account of advance received on sale of furniture at India (Vashi) location, US$ 1.0 million increase in advance from customer and US$ 1.9 million decrease in other current liabilities.

Net cash used in investing activities was US$ 132.7 million for the year ended December 31, 2009, US$ 35.5 million for 2008 and US$ 130.0 million for 2007. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 was US$19.0 million, US$ 43.4 million and US$ 61.9 million, respectively on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities amounted to US$114.0 million and US$14.8 million for the year ended December 31, 2009 and December 31, 2007 respectively as against net sale of investment securities of US$ 4.0 million for the year ended December 31, 2008. Net cash used in investing activities in 2007 included US$ 21.4 million for the acquisition of Logan Orviss and Taratec, net of cash acquired, US$ 20.4 million for acquisition of technology related intangibles from one of our major customers and additional purchase consideration to Cymbal shareholders amounted to US$ 12.4 million for the year ended December 31, 2007.

Net cash used in financing activities was US$3.1 million, US$ 64.6 million and US$ 8.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We paid US$ 9.3 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2009. We received proceeds of US$ 5.5 million from our employee stock option plan during the year ended December 31, 2009. We spent US$ 53.1 million on purchase of common stock and paid US$ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of US$ 0.2 million from our employee stock option plan during the year ended December 31, 2008. We paid US$ 11.9 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2007. We received proceeds of US$ 3.2 million from our employee stock option plan during the year ended December 31, 2007.

We anticipate capital expenditures of between approximately US$ 20 million to US$ 25 million in 2010, principally to finance the construction of our new knowledge park facilities in Pune, Phase II of Navi Mumbai, Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately to US$ 55.6 million at December 31, 2009 to be spent over a three year period.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Financials under US GAAP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (included in FASB ASC Topic 820, Fair Value Measurements and Disclosures), which establishes a common definition for fair value, framework for measuring fair value and expands disclosure about such fair value measurements, as of January 1, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26,2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Mumbai, India
February 26, 2010

Consolidated Balance Sheet

(Amount in US$)

As of	December 31, 2008	December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$60,138,457	$63,459,115
Investments	245,529,769	375,858,138
Accounts receivable, net	111,813,743	109,409,586
Unbilled revenue	30,663,367	19,737,311
Advance income taxes	8,922,311	5,548,939
Deferred income taxes	9,796,021	9,418,969
Prepaid Expenses	2,586,241	2,837,972
Other current assets	6,934,944	16,695,605
Total current assets	$476,384,853	$602,965,635
Advance income taxes	$3,093,606	$3,827,873
Deferred income taxes	19,825,211	28,732,581
Investments	2,769,231	8,340,628
Other assets	19,956,864	20,948,736
Property, plant and equipment, net	150,930,327	147,631,897
Intangible assets, net	27,073,168	22,894,791
Goodwill	65,309,045	65,838,531
Total assets	$765,342,305	$901,180,672
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Capital lease obligation	$175,741	$112,399
Trade accounts payable	8,938,743	5,789,789
Billings in excess of costs and estimated earnings on uncompleted contracts	6,000,383	5,717,820
Income taxes payable	22,402,386	6,366,552
Accrued expenses	56,167,097	56,284,760
Other current liabilities	59,689,464	35,982,086
Total current liabilities	$153,373,814	$110,253,406
Capital lease obligations excluding current portion	$184,214	$90,681
Other liabilities	24,486,301	21,212,169
Income taxes payable	13,482,925	21,485,864
Deferred income taxes	2,858,796	1,104,920
Total liabilities	$194,386,050	$154,147,040
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; authorised 250,000,000 shares (Issued and outstanding; 128,105,007 shares and 129,126,032 shares as of December 31, 2008 and 2009 respectively).	$5,672,130	$5,715,509
Additional paid-in capital	264,878,177	276,475,303
Retained earnings	375,215,818	485,732,388
Accumulated other comprehensive income /(loss)	(74,809,870)	(20,889,568)
Total shareholders’ equity	$570,956,255	$747,033,632
Total liabilities and shareholders’ equity	$765,342,305	$901,180,672

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income

(Amount in US$)

Year ended	December 31, 2007	December 31, 2008	December 31, 2009
Net Revenues	$662,911,669	$718,884,103	$655,918,121
Cost of revenues	450,085,130	491,266,302	421,309,231
Gross profit	212,826,539	227,617,801	234,608,890
Selling, general and administrative expenses	116,260,200	131,056,061	122,010,352
Provision for doubtful debts and advances	1,181,753	1,625,595	2,266,983
Foreign exchange (gain)/loss, net	(23,350,920)	18,358,897	9,692,857
Operating income	118,735,506	76,577,248	100,638,698
Other income/(expense)
Interest and dividend income	12,540,158	13,001,582	11,223,406
Interest expense	(3,592,436)	(1,744,367)	(1,494,179)
Interest expense reversed (refer note 11)	—	6,497,329	2,807,576
Gain on sale of investments, net	6,370,002	9,731,648	9,468,467
Other (expense)/income, net	1,706,227	2,561,206	1,894,684
Income before income taxes	135,759,457	106,624,646	124,538,652
Income taxes	21,783,963	5,203,401	4,758,887
Net income	$113,975,494	$101,421,245	$119,779,765
Earnings per share
Basic	$0.82	$0.75	$0.93
Diluted	$0.82	$0.75	$0.92
Weighted average number of common shares used in computing earnings per share
Basic	138,660,785	135,590,677	128,254,916
Diluted	139,569,933	135,760,422	130,241,085

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income/(Loss)

for the years ended December 31, 2007, 2008 and 2009

((Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2007	138,281,853	6,122,960	305,030,981	183,197,559		14,241,716	508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares (including corporate dividend tax)				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax benefit of $424,845					4,870,285		4,870,285
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Actuarial losses related to pension and other postretirement benefits, net of tax of $47,185					(423,876)		(423,876)
Comprehensive income/(loss)					176,374,810	61,975,440

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income/(Loss)

for the years ended December 31, 2007, 2008 and 2009

((Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of December 31, 2007	139,009,409	6,158,044	313,350,315	285,238,586		76,217,156	680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common Stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares (including corporate dividend tax)				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, net of tax expense of $ 257,690					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealized holding gains (losses) arising during the year, net of tax credit of ($2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other postretirement benefits, net of tax of $195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)	—
Balance as of December 31, 2008	128,105,007	5,672,130	264,878,177	375,215,818		(74,809,870)	570,956,255

See accompanying notes to the consolidated financial statements

((Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2009	128,105,007	5,672,130	264,878,177	375,215,818		(74,809,870)	570,956,255
Issuance of equity shares on exercise of options	1,021,025	43,379	5,473,984				5,517,363
Tax benefit arising on exercise of stock options			814,537				814,537
Compensation cost related to employee stock option plan			5,308,605				5,308,605
Cash dividend on common shares (including corporate dividend tax)				(9,263,195)			(9,263,195)
Net income				119,779,765	119,779,765		119,779,765
Other comprehensive income:
Translation adjustment					27,702,545		27,702,545
Reclassification of unrealised gain on investments, net of tax expense of $301,521 to net income					(3,944,229)		(3,944,229)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the year, net of tax benefit of $20,446					12,330,273		12,330,273
Less: Reclassification adjustment included in net income					18,199,724		18,199,724
Actuarial losses related to pension and other postretirement benefits, net of tax benefit of $167,523					(368,011)		(368,011)
Comprehensive income/(loss)					53,920,302	53,920,302
Balance as of December 31, 2009	129,126,032	5,715,509	276,475,303	485,732,388		$(20,889,568)	$747,033,632

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amount in US$)

Year ended	December 31, 2007	December 31, 2008	December 31, 2009
OPERATING ACTIVITIES
Net income	113,975,494	101,421,245	119,779,765
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of fixed assets and intangible assets	25,053,060	27,711,972	26,251,592
Deferred taxes	(10,130,035)	(9,215,965)	(8,865,238)
Provision for doubtful debts and advances	1,181,753	1,625,595	2,266,983
(Gain)/loss on sale of property, plant and equipment, net	(265,426)	(371,526)	252,091
Gain on sale of investments	(6,370,002)	(9,731,648)	(9,468,467)
Compensation cost related to employee stock option plan	4,673,281	3,897,210	5,308,605
Deferred roll-over gains relating to cash flow hedges	—	—	4,192,350
Changes in assets and liabilities
Accounts receivable	(13,492,304)	9,987,054	3,397,331
Unbilled revenue	(8,300,239)	(3,289,128)	12,087,746
Other current assets	(21,663,190)	21,015,540	(7,703,814)
Other assets	1,252,142	(1,675,575)	3,150,343
Trade accounts payable others	(1,804,558)	(958,041)	(484,602)
Billings in excess of costs and estimated earnings on uncompleted contracts	59,255	3,081,643	(460,188)
Taxes payable	11,218,123	(8,427,949)	(5,983,096)
Excess tax benefit arising on exercise of stock options	(442,165)	(16,121)	(814,537)
Tax benefit on exercise of stock options	47,841	14,739	451,624
Accrued expenses	8,104,178	9,463,589	(864,618)
Other current liabilities	4,222,173	14,263,756	(4,380,795)
Other liabilities	3,952,833	(9,453,334)	(906,891)
Net cash provided by operating activities	111,272,214	149,343,056	137,206,185
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(61,891,010)	(43,362,388)	(18,983,035)
Proceeds from sales of property, plant and equipment	557,761	3,841,641	271,783
Purchase of investments	(1,149,342,754)	(973,062,275)	(1,118,436,952)
Proceeds from sale of investments	1,134,569,183	977,051,287	1,004,449,630
Payments for acquisition, net of cash acquired	(33,795,203)	—	—
Payments for acquisition of technology related intangibles	(20,368,599)	—	—
Tax benefit on incentive stock option of Patni Telecom	235,057	—	—
Net cash used in investing activities	(130,035,565)	(35,531,735)	(132,698,574)
FINANCING ACTIVITIES
Payment of capital lease obligations	(429,987)	(293,418)	(225,174)
Dividend on common shares	(10,199,781)	(9,778,450)	(7,911,016)
Corporate Dividend tax paid	(1,733,620)	(1,662,387)	(1,345,596)
Proceeds from common shares issued	3,238,971	190,958	5,517,363
Purchase of Common Stock	—	(53,062,342)	—
Excess tax benefit arising on exercise of stock options	442,165	16,121	814,537
Net cash used in financing activities	(8,682,252)	(64,589,518)	(3,149,886)
Effect of exchange rates changes on cash and cash equivalents	13,561,572	(21,709,325)	1,962,932
Net increase in cash and cash equivalents	(27,445,603)	49,221,803	1,357,726
Cash and cash equivalents at the beginning of the year	46,510,010	32,625,979	60,138,457
Cash and cash equivalents at the end of the year	32,625,979	60,138,457	63,459,115
Supplemental disclosure of cash flow information:
Interest paid	26,764	$50,302	$41,757
Income taxes paid	29,532,237	16,993,377	23,303,213
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	264,138	$149,745	$57,624
Property, plant and equipment acquired on credit	558,012	(3,158,568)	(3,348,904)

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

1.             Organization and nature of business

1.1           Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India. In December 2005, Patni also completed an initial public offering of American Depository Shares in the United States of America (USA).

1.2           Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany, Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA and Patni Computer Systems Brasil, Ltda a company incorporated in Brazil are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom Solutions Inc. (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom Solutions Inc. was dissolved and the liquidation was completed in May, 2006. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Finland, Korea, Netherland, Australia, UAE, South Africa, Canada, Turkey, Ireland, Romania and Switzerland. In March 2008, Patni through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, Patni has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV. In June 2009, Patni has set up a subsidiary in Singapore named Patni (Singapore) Pte Ltd.

1.3           Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology practice. (comprising of product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.4           These financial statements are prepared on a consolidated basis for all the years presented.

2.             Summary of significant accounting policies

Basis of preparation of financial statements

2.1           The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.2           The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are all more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

Accounting estimates

2.3           The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing impairment, deferred tax assets and liabilities and provisions for contingencies and litigation. The Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to consolidated financial statements.

Revenue and cost recognition

2.4           The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognised when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts are recognised as related services are performed. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognised ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognised on a percentage of completion basis. The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

period in which such losses become probable based on the current contract estimates.

2.5           The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognised. With effect from January 1, 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

2.6           Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.7           Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.8           The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Reimbursements of out of pocket expenses received from customers have been included as a component of revenues.

2.9           Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognised as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.10         The Company reports taxes assessed by governmental authorities which are directly imposed on revenue producing transactions on a net basis.

Advertising cost

2.11         Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $0.9 million, $1.6 million and $1.34 million for the years ended December, 31, 2007, 2008 and 2009, respectively.

Cash and cash equivalents

2.12         The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, deposits with banks and money market accounts.

Investments

2.13         Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2008 and 2009, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other investments. Other investments consists primarily of certificate of deposit with banks, which are carried at fair value based on the prices obtained from independent third party dealers. Held to maturity securities consist of investment made by the Company in term deposits issued by the Government. These term deposits mature in two years from the time of deposit.

2.14         Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income/(loss). The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Trade accounts receivable

2.15         Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for

Notes to the Consolidated Financial Statements (Contd.)

doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Business combinations, goodwill and intangible assets

2.16         The Company accounts for its business combinations under the purchase method of accounting. Intangible assets acquired in a business combination are recognised and reported separately from goodwill. All assets and liabilities of the acquired businesses, including goodwill, are assigned to reporting units.

2.17         Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortised but is tested for impairment at least on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognised for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2009 or December 31, 2008.

2.18         Intangible assets acquired either through a business combination or individually are amortised over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangible assets and are being amortised over a period of 3-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.19         Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.20         Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalised, whereas the cost of maintenance and repairs is charged to income when incurred.

2.21         Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalised and amortised over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.22         Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds the expected undiscounted cash flows of the asset, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Functional and Foreign currency translation

2.23         The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Australia, Korea, Netherland, Canada, Turkey, Ireland, Romania and Switzerland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.24         The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using the exchange rate prevailing on the date of those transactions. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income/(loss) in the statement of shareholders’ equity and comprehensive income/ (loss).

Foreign currency transactions

2.25         Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

Income taxes

2.26         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognised in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

From January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. recognised income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Concentration of credit risk

2.27         Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash equivalents, investments and accounts receivables. Cash equivalents are invested with banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.28         Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by a qualified actuary using the projected unit credit method. The Company recognises the net funded position of its plans as an asset or liability in the consolidated balance sheets.

In measuring the defined benefit obligations, the Company uses discount rates based on yields of high quality fixed income instruments (i.e. yields on high quality corporate bonds) prevailing as at the balance sheet date for the corresponding tenure of the obligations.

Stock-based compensation

2.29         Effective January 1, 2006, the Company recognizes compensation expense relating to share-based payments granted after this date in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company implemented this fair value model using the modified prospective method and therefore, prior periods were not restated. Under the modified prospective method, fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2006’ plan (‘the plan’). See Note 18 for further discussion.

2.30         Prior to the adoption of fair value accounting, the Company recorded benefits associated with the tax deductions in excess of recognised compensation cost as an operating cash flow. Subsequent to the adoption of fair value accounting such benefits have been recorded as a financing cash inflow. In the accompanying consolidated statements of cash flows for year ended December 31, 2007, 2008 and 2009, tax benefit of $442,165, $16,121 and $814,537, respectively has been classified as financing cash flows.

Notes to the Consolidated Financial Statements (Contd.)

2.31         Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arose at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of a specified option is collectible from employees, which is considered as additional exercise price of the option as this would reduce the ultimate benefit to the employee and therefore is recognised as additional paid-in-capital.

On August 18, 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from April 1, 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after April 1, 2009, the shares issued, or allotted and transferred by the Company, are no longer subject to FBT.

Since the abolition of the provisions of FBT, such deemed increase to the stock option exercise price is no longer necessary. This change has been accounted for as a modification in the exercise price of the existing outstanding options. Accordingly, the difference in the fair value of the unvested outstanding options immediately before the modification and after the modification will be recognised as incremental share-based compensation over the remaining vesting period. For the options vested and outstanding as on the date of modification, the incremental cost has been recognised in the statement of income immediately on the date of modification.

Dividends

2.32         Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.33         The Company enters into forward foreign exchange contracts/option contracts (derivatives) to manage the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges.

2.34         Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income/(loss) until the hedged transactions occur and are then recognised in the consolidated statements of income. In respect of derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognised in consolidated statements of income in the current period.

2.35         In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.36         Basic earnings per share is computed using the weighted average number of common outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Commitments and Contingencies

2.37         Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.38         Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Issued Accounting Standards

2.39         In August 2009, the FASB issued revised authoritative guidance ASU 2009-05 (previously FSP FAS 157-f) regarding the measurement of liabilities at fair value which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. This statement becomes effective for the first reporting period (including interim periods) beginning after issuance, which is the first quarter of fiscal 2010 for the Company. The Company believes that this guidance will not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

2.40         In June 2009, the FASB issued authoritative guidance ASC 810 (previously SFAS 167 “Consolidation of variable interest entities”) which revises the approach to determining when an entity that is insufficiently capitalised or not controlled through voting rights (referred to as a variable interest entity or “VIE”) should be consolidated. The new consolidation model for VIEs considers whether the enterprise has the power to direct the activities that most significantly impact the VIE’s economic performance and shares in the significant risks and rewards of the entity. This guidance requires companies to continually reassess their involvement with VIEs to determine if consolidation is appropriate and provide additional disclosures about their involvement with them. This guidance is effective for the Company’s 2010 fiscal year and the Company believes that this guidance will not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently adopted accounting standards

2.41         Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (previously SFAS No 168), Generally Accepted Accounting Principles - Overall (“ASC 105- 10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognised by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”).

The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. The adoption of this standard did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.42         In December 2007, the FASB issued ASC No. 805 (previously SFAS No 141R), Business Combinations and ASC No. 810 (previously FAS Statement No. 160), Noncontrolling Interests in Consolidated Financial Statements – an amendment to ASC No. 810 (“ASC No. 810-10-65”). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The Company adopted ASC 805 January 1, 2009 and will apply this standard to business combinations from this date onwards. The adoption of ASC 805 and ASC 810 did not have any impact on the Company’s consolidated financial position, results of operations, cash flows or its disclosures.

2.43         In April 2008, the FASB issued ASC No. 350-30 (previously FSP SFAS No 142-3 “Determination of the Useful Life of Intangible Assets”). ASC No. 350-30 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognised intangible assets under ASC No. 350, Goodwill and Other Intangible Assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions after the effective date. The Company adopted ASC No. 350-30 January 1, 2009 which did not have any impact on the Company’s consolidated financial position, results of operations, cash flows or its disclosures.

2.44         In December 2008, the FASB issued ASC 715-20-05 (previously FSP FAS 132(R)-1), “Employer’s Disclosures about Postretirement Benefit Plan Assets”). The ASC requires enhanced disclosures about plan assets currently required by ASC 715, Employer’s Disclosures about Pensions and Other Postretirement Benefits. ASC 715-20-05 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The Company adopted these disclosure requirements in these consolidated financial statements. See Note 20.

2.45         On January 1, 2009, the Company adopted ASC No. 820-10 (previously FSP SFAS No 157-2), Effective Date of ASC No. 820 (“ASC No. 820-10”), which delays the effective date of ASC No. 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognised or disclosed at fair

Notes to the Consolidated Financial Statements (Contd.)

value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. The adoption of ASC No. 820-10, did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.46         On January 1, 2009, the Company adopted ASC No. 815 (previously SFAS No 161 “Disclosures about Derivative Instruments and Hedging Activities”). This standard requires enhanced disclosures about (a) how and why an entity uses derivative instruments (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect an entity’s financial positions, financial performance and cash flows. The Company adopted these disclosures requirements in these consolidated financial statements. See Note 16.

2.47         On April 9, 2009 the Financial Accounting Standards Board (‘FASB’) issued three ASC’s to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. ASC 820-10-65 (previously FSP FAS 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in ASC No. 820, Fair Value Measurements. ASC 820-10-50, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures.

ASC 320-10-65 (previously FSP FAS 115-2 and FAS 124-2), Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The Company began providing the related disclosures starting with our interim financial statements as of June 30, 2009. The adoption of these ASC did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.48         In May 2009, the Financial Accounting Standards Board (FASB) issued ASC No. 855 (previously SFAS No 165), Subsequent Events (“ASC 855”). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be issued.

This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855 (previously SFAS No 165) is effective for interim and annual periods ending after June 15, 2009. The Company evaluated all events or transactions that occurred after December 31, 2009 through February 26 2010 the date the Company issued these financial statements. During this period the Company did not have any material recognizable subsequent events.

3.             Acquisitions

3.1          Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On July 2, 2007, the Company acquired 100% of the business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of $8,613,938 (including direct acquisition related expenses of $863,938) was paid in cash.

This transaction has been accounted using the purchase method. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarised below:

Intangible assets
- Customer contracts and non contractual customer relationships	1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Utilities” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed $13,080,000 through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended June 30, 2008, and June 30, 2009 an amount of $117,108 and $ 123,810 respectively has been accrued as compensation cost for these employees. Further, based on the assessment of revenue targets expected to be achieved for the contractual year ending June 30, 2010, an additional amount of $41,504 has been recorded as selling, general and administrative expenses for these employees for the year ended December 31, 2009.

3.2          Acquisition of Taratec Development Corporation (Taratec)

On July 23, 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of $15,680,226 (including direct acquisition related expenses of $435,008), was paid in cash on July 23, 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13,200,000.

The Company accounts for the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3,500,000 through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved through the contractual year ended July 31, 2008, and July 31, 2009, the management has concluded that no compensation cost is required to be accrued for these employees. Further based on the assessment for the revenue and margin targets expected to be achieved for the contractual year ending July 31, 2010, the management has concluded that no compensation cost is required to be accrued for these employees during the year ended December 31, 2009.

This transaction has been accounted using the purchase method of accounting. The purchase price, net of cash acquired of $2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarised below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing services” segment.

4.             Cash and Cash Equivalents

Cash and cash equivalents held by the Company account wise are as follows:

As of December 31,	2008	2009
Bank Account	$58,033,968	$63,337,520
Money in Transit	982,397	58,084
Term Deposits	1,026,777	—
Cash in Hand	95,315	63,511
Total	$60,138,457	$63,459,115

Cash and cash equivalents as of December 31, 2008 and 2009 include restricted cash balance of $9,755 and $16,557, respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of December 31,	2008	2009
Bank Accounts
Bank of America , USA	$31,804,624	$26,147,543
Handelsbanken, Finland.	2,038,103	1,949,616
Standard Bank of S Africa, South Africa	1,840,823	2,777,323
ABN Amro Bank N.V, India	1,780,079	447,070
Commerce Bank, USA	1,637,792	—
Standard Chartered Bank, India	1,350,050	318,551
Citibank N.A., India	1,317,536	2,042,601
Natwest Bank , UK	1,282,157	10,697,690
Bank of Tokyo, Japan	1,270,163	1,269,330
Deutsche Bank ,Germany	1,254,592	926,481
ANZ Bank, Australia	1,052,805	2,040,269
AK Bank, Turkey	—	2,364,193
Citibank EEFC Bank accounts, India	3,423,021	2,811,973
Standard Chartered Bank-EEFC accounts, India	1,231,418	6,452,547
Others *	6,750,804	3,092,333
	58,033,968	63,337,520
Money in transit	$982,397	$58,084
Term Deposits
Merrill Lynch, USA	1,137	—
Yes Bank, India	1,025,640	—
Total	$1,026,777	—
Cash in Hand	$95,315	$63,511
Cash and Cash Equivalents	$60,138,457	$63,459,115

* Others include bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Notes to the Consolidated Financial Statements (Contd.)

5.                                      Investments

5.1 Investment securities consist of the following:	(Amount in US$)

	As of December 31, 2008
	Cost of	Gross unrealized	Gross unrealised
	Purchase	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$151,126,457	$1,788,582	$(10,307)	$152,904,732
- Fixed Maturity	85,569,637	4,980,890	(6)	$90,550,521
Other Investments	2,008,240	66,276	—	$2,074,516
Amount reported as investments — current	$238,704,334	$6,835,748	$(10,313)	$245,529,769
Held to maturity:
Bonds	$2,769,231
Amount reported as investments- non current	$2,769,231

	As of December 31, 2009
	Cost of	Gross unrealized	Gross unrealised
	Purchase	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$355,745,005	$1,444,038	$(10,774)	$357,178,269
- Fixed Maturity	7,523,646	486,318	—	8,009,964
Other Investments	10,009,802	660,103	—	10,669,905
Amount reported as investments — current	$373,278,453	$2,590,459	$(10,774)	$375,858,138
Held to maturity:
Term deposit	$2,966,595
Non-Convertible Debentures	$5,374,033
Amount reported as investments- non current	$8,340,628

5.2                                 Dividends from securities available for sale and gross realised gains and losses on sale of securities available for sale are as follows:

Year ended December 31,	2007	2008	2009
Dividends from securities available for sale	$9,946,965	$11,510,937	$10,425,493
Gross realised gains on sale of securities available for sale	6,401,863	10,477,436	9,703,109
Gross realised losses on sale of securities available for sale	31,861	745,788	234,642

5.3                                 Maturity profile of investment securities classified as available-for-sale and held-to-maturity are as follows as of December 31, 2009:

	Cost of Purchase	Fair Value
Available for Sale:
Mutual Fund Units
(Fixed Maturity)
- Within one year	$7,523,646	$8,009,964
	$7,523,646	$8,009,964
Held to Maturity :
-Due after one year through five years
Term deposit	$2,966,595
Non-Convertible Debentures	$5,374,033
	$8,340,628

5.4                                 Investment securities are held in the following mutual fund and other investment schemes:

As of December 31,	2008	2009
Available for Sale Securities
IDFC Mutual Fund	$18,441,673	$68,953,565
ICICI Prudential Mutual Fund	42,692,251	34,643,289
Reliance Mutual Fund	34,918,630	36,770,299
Kotak Mutual Fund	25,128,363	31,139,138
HDFC Mutual Fund	2,647,146	34,385,614
Birla Sunlife Mutual Fund	32,007,002	41,763,517
Tata Mutual Fund	30,461,581	40,274,464
Religare Mutual Fund	7,237,046	14,045,079
Deutsche Mutual Fund	7,952,685	43,321,081
Fortis Mutual Fund	5,739,249	13,019,007
JM Financial Mutual Fund	13,991,066	1,051,789
DSP BlackRock Mutual Fund	12,123,623	—
HSBC Mutual Fund	3,956,269	4,153,983
Franklin Templeton Mutual Fund	6,158,668	1,667,407
Global Treasury Fund	5,916	—
	$243,461,168	$365,188,233
Other Investments:
Investment in Certificates of Deposit with Banks
Canara Bank	2,024,878	10,659,695
Total	2,024,878	10,659,695
Others	43,723	10,211
	43,723	10,211
Total	245,529,769	375,858,138
Held to Maturity
NABARD Capital Gains Bonds	2,769,231	—
Non-Convertible Debentures	—	5,374,033
NABARD Term Deposit	—	2,966,595
Total	2,769,231	8,340,628

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

6                                         Accounts receivable

6.1                                 Accounts receivable consist of the following:

As of December 31,	2008	2009
Receivables	$114,736,385	$112,296,848
Less: Allowances for doubtful accounts	(2,922,642)	(2,887,262)
	$111,813,743	$109,409,586

6.2                                 The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2007, 2008 and 2009 is as follows:

As of December 31,	2007	2008	2009
Allowance for doubtful accounts as of the beginning of the year	$3,105,764	$2,327,490	$2,922,642
Additional provision (net of recoveries) made during the year	1,050,245	1,561,630	2,269,998
Accounts receivable written off against the allowance during the year	(1,828,519)	(966,478)	(2,305,379)
Allowance for doubtful accounts as of the end of the year	$2,327,490	$2,922,642	$2,887,262

7.                                      Unbilled revenue and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2008	2009
Cost incurred on uncompleted contracts	$62,885,237	$60,800,956
Estimated earnings	38,889,183	34,211,471
	101,774,420	95,012,426
Less: Billings to date	(77,111,436)	(80,992,935)
	$24,662,984	$14,019,491
Included in the accompanying balance sheet under the following captions:
Unbilled revenue	30,663,367	19,737,311
Billings in excess of costs and estimated earnings on uncompleted contracts	(6,000,383)	(5,717,820)
	$24,662,984	$14,019,491

8.                                      Other assets

Other assets consist of the following:

As of December 31,	2008	2009
Advances to vendors	$1,317,240	$984,491
Refundable security deposit	6,457,639	6,247,167
Deferred cost in respect of revenue arrangements	1,689,331	3,341,877
Due from employees	1,646,155	803,557
Derivative contracts	75,424	2,400,791
Leasehold Land	13,833,378	17,815,804
Deposit with tax authorities	—	5,464,456
Others	1,872,641	586,198
	$26,891,808	$37,644,341
Less : Other current assets
Advances to vendors	(1,317,240)	(984,491)
Refundable security deposit	(353,433)	(3,137,830)
Deferred cost in respect of revenue arrangements	(1,689,331)	(3,341,877)
Due from employees	(1,626,875)	(779,962)
Derivative contracts	(75,424)	(2,400,791)
Deposit with tax authorities	—	(5,464,456)
Others	(1,872,641)	(586,198)
	(6,934,944)	(16,695,605)
Other assets	$19,956,864	$20,948,736

9.                                      Property, plant and equipment

9.1                                 Property, plant and equipment consists of the following:

As of December 31,	2008	2009

Land	$3,508	$3,676
Building	56,885,137	78,456,910
Leasehold improvements	6,960,380	7,875,532
Computer — Hardware and other service equipment	49,981,070	52,152,209
Computer — Software	28,665,685	35,554,632
Furniture and fixtures	19,153,158	22,185,317
Other equipment	38,046,505	42,671,510
Vehicles	1,579,933	1,389,021
Capital work-in-progress	39,515,267	19,210,742
Capital advances	11,759,987	9,523,487
	252,550,630	269,023,036
Less: Accumulated depreciation and amortization	(101,620,303)	(121,391,139)
	$150,930,327	$147,631,897

9.2                                 Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows:

Year ended December 31,	2007	2008	2009
Depreciation and amortization	$22,965,130	$23,254,443	$22,004,791
Amortisation of computer software	4,796,933	4,432,496	4,246,801

Unamortized computer software cost as at December 31, 2008 and 2009 amounted to $5,071,501 and $7,999,468 respectively.

Notes to the Consolidated Financial Statements (Contd.)

10.                               Goodwill and Intangible Assets

10.1                           Intangible assets as at December 31, 2008 and 2009 consist of the following:

As of December 31,	2008	2009
Customer related intangibles	$14,037,795	$14,037,795
Technology related intangibles	497,879	497,879
Intellectual property rights	21,448,600	21,448,600
Foreign currency translation adjustment	(378,795)	(310,371)
	35,605,479	35,673,903
Less: Accumulated amortization	(8,532,311)	(12,779,112)
	$27,073,168	$22,894,791

During 2007, Patni, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600 has been capitalised as an intangible asset and is being amortised over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

During 2009, due to adverse market conditions, the Company reviewed the recoverability of the carrying amount of the IPR. Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31, 2009. These undiscounted future cash flows were revised from previous periods to reflect current prevailing economic conditions. The Company concluded that as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value a comparison of the carrying value of the asset to its fair value was not required.

10.2                           Amortization for the years ended December 31, 2007, 2008 and 2009 amounted to $2,087,930, $4,457,529 and $4,246,801 respectively. The estimated amortization for the intangible assets, for the next five years will be as follows:

	2010	2011	2012	2013	2014
Amortisation	3,890,902	3,380,405	3,241,855	3,150,936	3,105,490

10.3                           The movement in goodwill balance is given below:

As of December 31,	2008	2009
Balance at beginning of the year	$66,713,170	$65,309,045
Add : Tax paid upon final settlement with tax authority pertaining to pre-acquisition period	350,310	—
(Less)/ Add: Exchange Difference	(1,754,435)	529,486
Balance at end of the year	$65,309,045	$65,838,531

Goodwill as of December 31, 2008 and 2009 includes $4,701,731 and $5,231,218 respectively, which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.4                           Goodwill as of December 31, 2008 and 2009 has been allocated to the following reportable segments:

As of December 31,	2008	2009
Segment
Financial services	$2,594,374	$2,594,374
Communication, Media and Entertainment	54,456,313	54,985,799
Manufacturing Services	8,258,358	8,258,358
Total	$65,309,045	$65,838,531

11.                               Change in estimate

11.1                           The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc in 2009.

Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination.

Accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 and 2009 as a change in estimate:

As of December 31,	2008	2009
Reduction of accrual for payroll taxes(1)	$(2,769,567)	$(1,157,726)
Reduction in interest expense(2)	(6,497,329)	(1,616,046)
Increase in interest expense	560,507	—
Reduction in other expense(3)	(1,092,687)	(231,545)
Reduction in income taxes - current	(12,496,744)	(9,423,496)
Increase in income taxes - deferred	4,112,604	1,109,509
	$(18,183,216)	$(11,319,304)

(1)          Included under cost of revenues

(2)          Included under Interest expense reversed

(3)          Included under other income/expense

11.2                           During the year, the Company received a favorable order from the Indian Income Tax Appellate Tribunal allowing the set off of certain losses against business income. Based on this order the Company has reversed the tax provisions amounting to $2,459,012.

12.                               Accrued expenses consist of the following:

As of December 31,	2008	2009
Employee costs	$32,214,120	36,989,133
Subcontractor accruals	5,502,961	4,548,981
Professional fees payable	2,432,067	2,240,854
Others	16,017,949	12,505,792
	$56,167,097	$56,284,760

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

13.                               Other liabilities

Other liabilities consist of the following:

As of December 31,	2008	2009
Deferred revenue	$3,387,715	$4,708,171
Provision for leave pay obligation	15,975,135	13,918,720
Provision for retirement benefits	9,930,835	11,037,384
Capital expenditure payable	1,596,090	1,294,675
Provision for payroll tax matters	1,520,559	362,833
Interest on corporate taxes and other related expenses	2,337,601	1,862,782
Provision for volume discounts	3,684,948	8,465,731
Advance from customers	1,335,869	1,173,682
Derivative liabilities	38,493,027	7,692,381
Others	5,913,986	6,677,986
	$84,175,765	$57,194,255
Less : Other Current liabilities
Deferred revenue	(3,387,715)	(4,708,171)
Provision for leave pay obligation	(15,975,135)	(13,918,720)
Provision for retirement benefits	(178,808)	(177,706)
Capital expenditure payable	(1,596,090)	(1,294,675)
Provision for volume discounts	(3,684,948)	(8,465,731)
Advance from customers	(1,335,869)	(1,173,682)
Derivative liabilities	(27,695,752)	—
Others	(5,835,147)	(6,243,402)
	(59,689,464)	(35,982,086)
Other liabilities	$24,486,301	$21,212,169

14.                               Leases

14.1                           Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to $896,255 and $539,392 as at December 31, 2008 and $590,972 and $385,563 as at December 31, 2009, respectively. The depreciation expense in respect of these assets aggregated $347,542, $326,267 and $178,897 for the year ended December 31, 2007, 2008 and 2009, respectively.

14.2                           Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreement, for leasing office space, that expire over the next 9 years.

14.3                           Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

14.4                           Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.5                           Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2009 are as follows:

	Capital	Operating
	leases	leases
2010	$124,225	$6,517,952
2011	72,532	3,613,773
2012	21,139	2,396,909
2013	3,227	2,201,019
beyond 2013	—	3,642,262
Total minimum lease payments	$221,123	$18,371,915
Less: Amount representing interest	(18,043)
Present value of net minimum capital lease payments	203,081
Less: Current installments of obligations under capital leases	(112,399)
Obligations under capital leases, excluding current installments	$90,681

14.6                           Rental expense for all operating leases for the years ended December 31, 2007, 2008 and 2009 was $14,291,084, $14,777,332 and $12,377,644, respectively.

15.                               Fair Value Measurement

On January 1, 2008, the Company adopted ASC 820 (previously FASB Statement No. 157 “Fair Value Measurements”). As a result, the Company now classifies its inputs used to measure fair value into the following hierarchy:

Level 1: Unadjusted quoted market prices in active market.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs for the assets or liability.

On January 1, 2008 the Company adopted the provisions of ASC 825 (previously FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”). Statement 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company has not elected the irrevocable option to report its financial assets and financial liabilities at fair value.

As of December 31, 2009, the fair value of the Company’s financial assets and liabilities that are measured at fair value

Notes to the Consolidated Financial Statements (Contd.)

on recurring basis, for each hierarchy level, is summarised in the following table:

	Level 1	Level 2	Level 3
Assets :
Liquid mutual funds	—	$357,178,269	—
Fixed maturity plan	—	8,009,964	—
Other investments	10,669,905	—	—
Foreign currency exchange derivatives	—	2,400,791	—
Liabilities :
Foreign currency exchange derivatives	—	7,692,381	—

Investments

The Company’s investments consist primarily of investment in debt linked mutual funds and certificates of deposit with banks. Fair values for debt linked mutual funds are based on prices as stated by the issuer’s of mutual funds and are classified as Level 2. Fair values for certificates of deposit with banks is based on prices obtained from independent third-party pricing services and are classified as Level 1.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of foreign currency forward exchange and option contracts. Fair values for derivative financial instruments are based on prices as provided by the banks and are classified as Level 2. The prices are also obtained from independent third party dealers. All of the significant inputs to the third-party valuation models are observable in active markets. Inputs include current market-based parameters such as forward rates, yield curves and credit default swap pricing.

Assets and liabilities not measured at fair value

The fair value of Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.  The fair value and carrying value of capital lease obligations is set out below:

	Fair	Carrying
	Value	Value
At December 31, 2008	$351,650	$359,955
At December 31, 2009	202,512	203,081

16.                               Derivatives financial instruments

16.1                           The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered into to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables.

At December 31, 2009, the Company’s foreign currency contracts mature within one month upto forty one months. Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter-company and end customer receivables. These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income/(loss) and are recognised in the consolidated statement of income based on occurrence of the underlying hedged transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices and accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from assessment of hedge effectiveness and recognised in consolidated statements of income together with any ineffective portion of the hedge.

For range forward contracts and contracts maturing beyond 18 month period and designated against forecasted transactions, the hedge effectiveness is assessed based on overall changes in fair value, and the revaluation gains and losses are recognised in Other Comprehensive Income, being effective hedges. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

At December 31, 2008 and 2009, the Company had $30,012,023 of net losses related to cash flow hedges deferred in accumulated other comprehensive income/(loss) and $517,975 of net gains related to cash flow hedges deferred in accumulated other comprehensive income/(loss).

At December 31, 2009, $5,987,912 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the period because of non-occurrence of the forecasted transaction.

16.2                           The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2008	2009
Forward contracts, sell	USD	285,436,000	309,584,551
Forward contracts, sell	JPY	400,000,000	875,000,000
Forward contracts, sell	AUD	1,000,000	—
Forward contracts, sell	GBP	1,500,000	2,938,000
Foreign currency written options, sell	GBP	900,000	—
Foreign currency written options, sell	EURO	1,600,000	—
Foreign currency written options, sell	JPY	150,000,000	—
Foreign currency purchased options, sell	USD	88,250,000	10,000,000
Foreign currency written options, net sell	USD	21,000,000	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

The following table summarizes the location and amounts of our outstanding derivative instruments fair values in the consolidated balance sheets segregated by type of contract, by assets and liabilities and by designation as of December 31, 2009:

	Location in	Fair
	Balance sheet	value
Derivatives designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$2,199,892
Foreign currency exchange contracts	Other liabilities	7,692,381
Derivatives not designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$200,899

Derivatives not designated as hedging instrument

Location of
	(Gain)/ Loss	Amount of
	Recognised in	(Gain)/ Loss
	Statement of	Recognised
	Income in	income
Foreign currency exchange contracts (Note a)	Foreign exchange (gain)/loss, net	$(1,445,738)

(a)          These foreign currency exchange contracts were entered into to hedge the fluctuations in foreign exchange rates for recognised balance sheet items such as inter company and end customer receivables, and were not originally designated as hedges. Realized (gains)/ losses and changes in the fair value of these derivatives are recorded in foreign exchange (gains) losses, net in the consolidated statements of income.

The following table summarizes the location and amount of gains and losses on derivative instrument in the consolidated statements of income segregated by type of contract and designation for the year ended December 31, 2009:

				Location of (Gain)/	Amount of (Gain)/
	Amount of	Location of	Amount of	Loss Recognised	Loss Recognised
	(Gains)/Loss	(Gain)/ Loss	(Gain)/ Loss	in Income on	in income on
Derivatives	Recognised	Reclassified	Reclassified	Derivatives (Ineffective	Derivative (Ineffective
in Cash Flow	in OCI on	from Accumulated	from Accumulated	portion and Amount	portion and Amount
Hedging	Derivative	OCI into Income	OCI into Income	Excluded from	Excluded from
Relationship	(Effective portion)	(Effective portion)	(Effective portion)	Effectiveness Testing)	Effectiveness Testing)
Foreign currency exchange contracts	$(12,330,273)	Foreign exchange (gain)/ loss, net	$18,199,724	Foreign exchange (gain)/loss, net	$1,006,930

The Company utilizes standard counterparty master agreements containing provisions for the netting of certain foreign currency transaction obligations. The Company also mitigates the credit risk of these derivatives by transacting with highly rated counterparties in India which are major banks. As of December 31, 2009, the Company has evaluated the credit and non-performance risks associated with it’s derivative counterparties, and believes that the impact of the credit risk associated with the outstanding derivatives was insignificant.

17.                               Shareholders’ equity

Common shares

17.1                           The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

17.2                           In December 2005, pursuant to an Initial Public Offering of American Depository Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

17.3                           In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000. In April 2008, necessary public announcements were made for buyback proposal which had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”).

17.4                           In 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000,000 ($53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company

Notes to the Consolidated Financial Statements (Contd.)

extinguished such equity shares as per the requirements of Section 77A of the Companies Act, 1956.

Retained earnings include profits aggregating Rs. 21,914,164 ($449,521) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

17.5                           Retained earnings as of December 31, 2008 and 2009 include profits aggregating $7,949,095 and $ 8,365,300, respectively, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

Retained earnings and dividends

17.6                           The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17.7                           At December 31, 2008, the currency translation adjustment loss included in other comprehensive income/(loss) amounted to $50,737,505. At December 31, 2009 the currency translation adjustment loss included in other comprehensive income/(loss) amounted to $23,034,979.

18.                               Employee stock compensation plans

18.1                           On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognised over the vesting term of each separately vesting portion of an award. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” has come into force with effect from June 21, 2006.

In June 2009, at the Annual General Meeting the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008” plan.

18.2                           The weighted average grant date fair values of options granted during the year ended December 31, 2009 was $2.42 for equity linked options and $8.18 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2008 was $2.29 for equity linked options and $6.51 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2007 was $3.58 for equity linked options and $4.39 for ADR linked options.

18.3                           Stock options activity under the plan is as follows:

	Year ended December 31, 2008
			Weighted
			average
	Shares		remaining
	arising out	Exercise	contractual
	of options	price	life (months)
Outstanding at the beginning of the year	583,826	$3.16	47
	2,085,869	$5.51-$7.35	53
	2,466,055	$7.55 - $11.18	71
Granted during the period (including 152,950 ADR linked options)	596,000	$0.04	90
	350,000	$2.25	90
	962,900	$7.55-$11.18	90
Forfeited during the year	(16,051)	$3.16	—
	(115,593)	$5.51-$7.35	—
	(569,929)	$7.55-$11.18	—
Exercised during the year	(42,250)	$3.16	—
Outstanding at the end of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59
Exercisable at the end of the year	525,525	$3.16	35
	1,885,276	$5.51-$7.35	40
	1,261,219	$7.55-$10.93	37
Vested and expected to vest	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,819,546	$7.55-$11.18	58

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

18.3                           Stock options activity under the plan is as follows: (Contd...)

	Year ended December 31, 2009
			Weighted
			average
	Shares		remaining
	arising out	Exercise	contractual
	of options	price	life (months)
Outstanding at the beginning of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59
Granted during the period (including 413,905 ADR linked options)	1,830,700	$0.04	76
	1,540,000	$2.05-$2.75	90
	499,600	$7.55-$11.18	90
Forfeited during the year	(54,800)	$0.04	—
	(35,145)	$3.16	—
	(146,100)	$5.51-$7.35	—
	(40,000)	$2.05-$2.75	—
	(450,900)	$7.55-$11.18	—
Exercised during the year*	(125,000)	$0.04
	(76,000)	$2.05-$2.75
	(212,705)	$3.16	—
	(258,275)	$5.51-$7.35	—
	(387,625)	$7.55-$11.18	—
Outstanding at the end of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60
Exercisable at the end of the year	24,000	$0.04	59
	11,500	$2.05 -$2.75	59
	277,675	$3.16	24
	1,523,401	$5.51-$7.35	27
	1,232,519	$7.55-$11.18	42
Vested and expected to Vest	2,153,630	$0.04	72
	1,774,000	$2.05- $2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

* Includes 38,580 options exercised in December 2009 for which shares have not yet been allotted.

18.4                           The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended December 31,	2007	2008	2009
Dividend yield	0.78%	0.68%-1.09%	1.37%-1.78%
Weighted average dividend yield	0.78%	0.93%	1.53%
Expected life	3.5-6.5 years	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	8.00%-8.22%	7.10%-7.37%	5.94%-7.21%
Volatility	32.84%-42.32%	33.01%-39.45%	37.01%-44.16%
Weighted Average volatility	36.68%	37.35%	39.42%

18.5                           The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

Year ended December 31,	2007	2008	2009
Dividend yield	0.65% - 0.79%	0.68%	1.18%-1.64%
Weighted average dividend yield	0.76%	0.68%	1.61%
Expected life	3.5-6.5 years	3.5-6.5 years	1.0-6.5 years
Risk free interest rates	4.25%-4.75%	3.04%-3.51%	0.52%-2.96%
Volatility	34.32%-44.07%	41.36%-44.76%	42.41%-50.79%
Weighted average volatility	39%	43%	46.65%

18.6                           The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of December 31,	2007	2008	2009
Intrinsic value of options exercised	$4,160,153	$119,815	$4,160,884
Fair value of options vested	4,850,500	5,267,840	2,827,133

18.7                           The intrinsic value of options outstanding, exercisable, vested and expected to vest is as follows:

As of December 31,	2008	2009
Options outstanding	$1,681,499	$53,366,201
Options exercisable	—	9,179,611
Options vested and expected to vest	1,681,499	52,351,739

18.8                           The compensation expense recognised as cost of revenues and selling, general and administrative expense is as follows:

As of December 31,	2007	2008	2009
Cost of Revenues	$1,832,101	$1,526,983	$1,571,630
Selling, general and administrative expenses	2,841,180	2,370,227	3,736,975

18.9                           The simplified method is used to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as the Company does not have sufficient historical data on option exercise.

18.10                     As on December 31, 2009, the total compensation cost related to non-vested awards not yet recognised is $7,803,286 and the weighted average period over which it is expected to be recognised is 17 months.

Notes to the Consolidated Financial Statements (Contd.)

19.                               Income Tax

19.1                           Total income tax expense for the year ended December 31, 2007, 2008 and 2009 were allocated as follows:

Year ended December 31,	2007	2008	2009
Income from operations	$21,783,963	$5,203,401	$4,758,887
Shareholders’ equity, for - unrealized holding gain/loss on investment securities	(424,845)	(257,690)	(301,521)
- unrealized losses on derivative instruments	—	(2,201,998)	(20,446)
- pension	118,638	107,142	(181,797)
- gratuity	(71,454)	88,655	14,274
- tax benefit arising on exercise of stock options	(442,165)	(16,121)	(814,537)
Goodwill and intangible assets	(235,057)	350,310	—
Total	$20,729,081	$3,273,698	$3,454,860

19.2                           Income tax expense attributable to income from continuing operations consists of the following:

Year ended December 31,	2007	2008	2009
Current taxes
Domestic	$9,186,360	$10,376,924	$14,091,575
Foreign	22,727,637	4,042,442	(467,451)
	31,913,997	14,419,366	13,624,124
Deferred taxes
Domestic	(5,731,246)	(9,562,995)	(9,063,137)
Foreign	(4,398,789)	347,030	197,900
	(10,130,035)	(9,215,965)	(8,865,237)
Total	$21,783,963	$5,203,401	$4,758,887

Pre-tax income from domestic and foreign operations is set out below:

Year ended December 31,	2007	2008	2009
Pre-tax income
Domestic	$94,707,850	$79,583,951	$98,086,457
Foreign	41,051,607	27,040,695	26,452,194
Total	$135,759,457	$106,624,646	$124,538,652

19.3                           The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2008	2009
Deferred tax assets:
Leave pay obligation, Accrued Incentives, Pension obligations, etc	$13,007,057	$12,534,005
Accounts receivable	577,542	988,216
Deferred revenue	183,890	506,774
Carry forward business and other losses	2,822,999	4,862,055
Payroll taxes and interest on payroll and corporate taxes	2,026,936	931,668
ESOP compensation costs	2,095,365	2,193,300
Others	107,091	205,000
Unrealised loss on derivatives	2,201,998	2,222,444
Billings in excess of costs and estimated earnings in excess of billings on uncompleted contracts	121,440	59,059
Mat Credit Entitlement (1)	12,962,034	23,023,086
Gross deferred assets	36,106,352	47,525,607
Less: Valuation allowance	—	(3,600,737)
Total deferred tax assets	$36,106,352	$43,924,870
Deferred tax liabilities:
Property, plant and equipment	(1,124,579)	(1,363,190)
Undistributed earnings of US branch	(3,517,525)	(1,809,554)
Unrealised gain on available for sale securities	(847,410)	(542,884)
Intangible assets	(2,877,255)	(1,930,391)
Tax deduction available for notional interest deduction	(499,851)	(499,850)
Tax deductible Goodwill	(477,296)	(732,371)
Total deferred tax liabilities	(9,343,916)	(6,878,240)
Net Deferred tax assets	$26,762,436	$37,046,630
Classified as Deferred tax assets
Current	$9,796,021	$9,418,969
Non current	19,825,211	28,732,581
Deferred tax liabilities
Non current	2,858,796	1,104,920
Net Deferred tax assets	$26,762,436	$37,046,630

(1)

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A. Consequently, the Company have calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2007, 2008 and 2009, accordingly, a deferred tax

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

asset of $5,984,362, $7,475,743 and $9,439,700 has been recognised during fiscal year December 31, 2007, 2008 and 2009 respectively, which can be carried forward for a period of 10 years.

19.4                           In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the Company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2007, 2008 and 2009 aggregated $34,905,541, $35,969,214 and $57,279,749, respectively.

The operating loss of the subsidiaries in the UK amounting to $11,521,259 can be carried forward for an indefinite period and the operating loss of the subsidiaries in the US amounting to $ 1,023,204 will expire at various dates through December 31, 2029. The loss pertaining to subsidiary in Mexico amounting to $762,999 can be carried forward for ten years and pertaining to subsidiary in Singapore amounting to $1,026,647 can be carried forward for indefinite period.

19.5                           Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2009 aggregating $19,682,206, has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately $57,905,875.

19.6                           The net change in valuation allowance in the year 2009 is mainly on account of creation of valuation allowance against deferred tax asset recorded on business loss carryforwards for subsidiaries in UK, Mexico and Singapore amounting to $2,493,581, $218,551 and $185,248, respectively. Additionally, the Company has set up a valuation allowance on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities amounting to $703,357.

19.7                           The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

Year ended December 31,	2007	2008	2009
Income before income taxes	$135,759,457	$106,624,646	$124,538,652
Weighted average enacted tax rate in India	33.91%	33.99%	33.99%
Computed expected income tax expense	$46,032,638	$36,241,717	$42,330,688
Effect of:
Income exempt from tax	(32,290,707)	(31,274,645)	(30,673,751)
Changes in valuation allowance	370,305	(501,719)	3,600,737
Carry forward losses on long term capital loss	—	—	(411,810)
Non deductible expenses	792,881	2,837,440	2,002,506
US State taxes, net of federal tax benefit	1,407,693	761,085	1,021,285
Branch taxes	8,162,897	10,393,012	9,733,131
Reversal of the uncertain tax positions due to the expiration of the statute of limitation	—	—	(7,629,429)
Foreign income taxed at different rates	194,339	921,930	649,042
Change in statutory tax rate on deferred taxes	(22,301)	—	—
Profit on sale of investments taxed at other than statutory rate	(2,047,266)	(3,076,104)	(3,092,519)
Change to prior year tax expense estimates	—	(12,496,744)	(9,423,496)
Reversal of prior year tax	—	—	(3,452,757)
Others	(816,516)	1,397,430	105,260
Reported income tax expenses	$21,783,963	$5,203,401	$4,758,887

19.8                           The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2011 or 10 years after the commencement of a Company’s undertaking.

19.9                           A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2011. The aggregate effect on net income of the tax holiday and export incentive scheme were $28,931,047, $27,312,225 and $27,145,852 for 2007, 2008 and 2009 respectively. Further, the per share effect of this exemption on net income was $0.20, $0.20, $0.21 for 2007, 2008 and 2009 respectively.

19.10                     The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax

Notes to the Consolidated Financial Statements (Contd.)

returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2009 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005 with regard to the Company’s US branch and before 2007, with regard to Patni Americas Inc. The Internal Revenue Service (IRS) concluded an examination of the Company’s U.S. income tax returns of Patni Americas Inc for 2005 and 2006 in the third quarter of 2009. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31,	2007	2008	2009
Current taxes
Beginning Balance	41,701,814	49,333,633	45,871,569
Additions based on tax positions related to 2009	7,631,819	9,076,827	8,355,426
Additions for tax positions of prior years	—	6,251,572	—
(Settlement)/Refund	—	1,211,383	(201,516)
Reductions for tax positions of prior years	—	(19,049,718)	(13,675,197)
Reductions for tax positions due to lapse of statute of limitation	—	—	(8,222,392)
Exchange difference	—	(952,128)	243,524
Ending Balance	49,333,633	45,871,569	32,371,414

The Company recognizes interest and penalties related to uncertain tax positions in other (expense)/ income. During year ended December 31, 2009, the Company reversed interest and penalties of $1,974,745 mainly on account of reversal of $1,847,592 arising on account of completion of assessment with IRS for years 2005 and 2006 for Patni Americas Inc and $1,191,530 on account of expiry of statute of limitation with regard to it’s US Branch for the year ended March 2006. During the year ended December 31, 2008, the Company recognised a reversal of previously recognised interest expense of $5,448,920 mainly on account of a credit of $7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch. As of December 31, 2009 and 2008, the Company has $1,797,349 and $3,815,375, respectively as accrued interest and penalties related to uncertain tax positions.

As of December 31, 2009 the Company had $29,894,680 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognised. Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by $6,735,221 during the next 12 months due to expiry of statute of limitation.

20                                  Retirement benefits to employees

Gratuity benefits

20.1                           In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

20.2                           Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of investment in government securities, government securities based mutual funds and other securities.

20.3                           With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2008	2009
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$6,308,260	$5,312,302
Service cost	1,094,495	953,489
Interest cost	552,411	503,480
Translation loss/(gain)	(1,382,756)	311,964
Actuarial loss/(gain)	(678,102)	(62,898)
Benefits paid	(582,006)	(525,304)
PBO at December 31,	5,312,302	6,493,033
Fair value of plan assets as at January 1,	5,798,553	4,577,156
Actual return on plan assets	468,515	301,786
Employer contributions	3,037	1,251,963
Benefits paid	(582,005)	(525,304)
Translation gain/(loss)	(1,110,944)	268,569
Plan assets at December 31,	4,577,156	5,874,171
Funded status	(735,146)	(618,862)
Accumulated benefit obligation	4,132,787	5,268,278
Amounts recognised in the consolidated balance sheets consists of:
Provision for Gratuity (included in ‘other current liabilities’)	25,395	46,324
Provision for Gratuity (included in ‘other liabilities’)	709,751	572,538
	$735,146	$618,862

20.4                           Key weighted average assumptions used to determine the benefit obligation were as follows:

	2008	2009
Discount rate	9.00%	7.45%

For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter. For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.5         The composition of plan assets is detailed below:

As of December 31,	2008	%	2009	%
Central Government Securities	126,000	3%	65,380	1%
Investment in Government Securities based funds	3,364,745	73%	4,316,604	73%
Public Sector/Financial Institutions/Bank bonds	1,086,411	24%	1,492,186	25%
Total	4,577,156	100	5,874,171	100

Fair values for government securities linked mutual funds are based on prices as stated by the issuer’s of mutual funds and are classified as Level 2. Fair values for investment in central government securities is based on prices obtained from independent third-party pricing services and are classified as Level 2.

20.6         Net periodic gratuity cost included the following components:

Year ended December 31,	2007	2008	2009
Service cost	$1,091,201	$1,094,495	$953,489
Interest cost	401,351	552,411	503,480
Expected return on assets	(416,245)	(365,565)	(332,202)
Amortization of actuarial (gain)/loss	(920)	137,128	(10,711)
Net gratuity cost	$1,075,387	$1,418,469	$1,114,055

20.7        Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2007	2008	2009
Discount rate	8.85%	9.00%	7.45%
Expected return on assets	7.50%	7.50%	7.50%

For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum. For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter.

20.8        Patni’s expected contribution to gratuity fund for the calendar year 2010 is $1,121,131. The expected benefit payments for next ten years are as follows:

Expected benefit payments
2010	$1,655,439
2011	$1,674,613
2012	$1,725,795
2013	$1,687,640
2014	$1,541,595
2015 - 2019	$5,048,517

At December 31, 2008 and 2009, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognised as a component of net periodic gratuity costs consists of actuarial gain of $23,977 and $33,407, respectively. The estimated actuarial gain that will be amortised from other comprehensive income /(loss) in net periodic gratuity cost in fiscal 2010 is $Nil.

Pension benefits

20.9         Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

20.10      With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

As at December 31,	2008	2009
Change in benefit obligation
PBO at January 1,	$2,310,023	$1,922,687
Service cost	—	—
Interest cost	181,491	168,928
Translation loss/(gain)	(446,918)	93,799
Actuarial loss/(gain)	18,133	352,623
Benefits paid	(140,042)	(126,515)
PBO at December 31,	1,922,687	2,411,522
Funded status	(1,922,687)	(2,411,522)
Accumulated benefit obligation	$1,922,687	$2,411,522

20.11      Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

Year ended December 31,	2008	2009
Discount rate	9.00%	7.45%
Increase in compensation levels	0%	0%

20.12      Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2007	2008	2009
Service cost	$71,175	—	—
Interest cost	181,987	181,491	168,928
Amortization	—	—	—
Net pension cost	$253,162	$181,491	$168,928

20.13      Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2007	2008	2009
Discount rate	8.85%	9.00%	7.45%
Rate of compensation increase	10.00%	0.00%	0.00%

20.14      Patni’s expected payment for the calendar year 2010 is $131,384. The expected benefit payments for next ten years are as follows:

Expected benefit payments
2010	$131,384
2011	$131,384
2012	$131,384
2013	$131,384
2014	131,384
2015 – 2019	$1,116,767

Notes to the Consolidated Financial Statements (Contd.)

20.15      With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

As at December 31,	2008	2009
Change in benefit obligation
PBO at January 1,	$7,093,885	$7,273,000
Service cost	200,000	201,000
Interest cost	318,000	336,000
Actuarial loss/ (Gain)	(338,885)	197,000
PBO at December 31,	7,273,000	8,007,000
Funded status	(7,273,000)	(8,007,000)
Accumulated benefit obligation	$4,516,000	$5,469,000

20.16      Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

Year ended December 31,	2008	2009
Discount rate (per annum)	4.5%	4.5%
Increase in compensation levels (per annum)	10%	10%

20.17      Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2007	2008	2009
Service cost	$191,148	$200,000	$201,000
Interest cost	327,036	318,000	336,000
Amortization	44,169	—	—
Net pension cost	$562,353	$518,000	$537,000

20.18      Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2007	2008	2009
Discount rate	5.0% per annum	4.5% per annum	4.5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

20.19      At December 31, 2008 and 2009, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic pension costs consists of actuarial loss of ($168,616) and ($713,580) respectively The estimated actuarial gain that will be amortised from other comprehensive income /(loss) in net periodic pension cost in fiscal 2010 is $Nil.

Provident fund

20.20      All employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

20.21      Patni contributed $ 4,145,932, $ 4,251,292 and $4,151,565 to the Provident Fund Plan in 2007, 2008 and 2009, respectively.

21                                  Segment Information

21.1         The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these condensed consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

21.2         Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology practice (comprising of product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorised based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

21.3         From January 1, 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large ERP (Enterprise Resource Planning) implementation with significant work towards supply chain management. Further, energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilities) as the BSS (Business Support Systems) platform is commonly used in case of these industry practices.

21.4         Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorised based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorisation of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

21.5         Substantial portion of Patni’s long lived assets are located in India.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.6         Industry segments

(Amount in US$)

Particulars	Financial Services	Insurance	Manufacturing, Retail and Distribution	Communication, Media & Utilities	Product Engineering	Total
	December 31, 2007
Net revenues	$93,725,976	$156,608,255	$178,640,176	$121,066,028	$112,871,234	$662,911,669
Accounts receivables, net	19,075,343	27,515,894	41,706,192	26,135,278	21,938,976	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,563,771)	(559,047)	(772,704)	$(3,555,245)
Advance from customers	(189,649)	(400,875)	(274,449)	(83,909)	(288,355)	$(1,237,237)
Unbilled revenue	3,644,377	1,907,851	10,657,806	9,932,670	6,274,687	$32,417,391
	December 31, 2008
Net revenues	$91,673,353	$177,274,553	$207,659,685	$129,030,389	$113,246,123	$718,884,103
Accounts receivables, net	14,749,219	25,412,923	33,085,786	22,658,292	15,907,523	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(2,030,463)	(1,008,800)	(1,693,359)	$(6,000,383)
Advance from customers	(85,646)	(50,311)	(455,801)	(58,780)	(685,331)	$(1,335,869)
Unbilled revenue	3,110,598	2,162,504	8,127,184	12,711,210	4,551,871	$30,663,367
	December 31, 2009
Net revenues	$84,151,975	$195,114,394	$190,215,320	$88,347,870	$98,088,562	$655,918,121
Accounts receivables, net	13,477,359	25,223,137	39,713,407	17,034,240	13,961,443	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(263,957)	(301,076)	(2,467,272)	(999,385)	(1,686,130)	$(5,717,820)
Advance from customers	(327,657)	(55,428)	(463,250)	(246,895)	(80,452)	$(1,173,682)
Unbilled revenue	2,250,394	2,577,881	6,975,234	5,422,872	2,510,930	$19,737,311

20.7         Geographic segments

(Amount in US$)

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2007
Net revenues	$516,438,299	$97,712,926	$20,044,614	$5,376,202	$23,339,628	$662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,381	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,235)	$(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)	—	$(1,237,237)
Unbilled revenue	19,824,710	8,047,805	1,894,379	268,574	2,381,923	$32,417,391
	December 31, 2008
Net revenues	$545,440,929	$112,640,874	$25,039,034	$6,426,537	$29,336,729	$718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	$(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	$(1,335,869)
Unbilled revenue	14,773,659	11,387,849	1,144,701	858,273	2,498,885	$30,663,367
	December 31, 2009
Net revenues	$517,254,514	$83,476,935	$23,205,669	$6,760,695	$25,220,308	$655,918,121
Accounts receivables, net	89,143,096	14,287,050	1,898,097	1,566,291	2,515,052	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,861,588)	(826,062)	(1,588,626)	(52,070)	(389,474)	$(5,717,820)
Advance from customers	(756,813)	(321,255)	(47,010)	(12,213)	(36,391)	$(1,173,682)
Unbilled revenue	11,362,487	4,910,420	464,171	524,069	2,476,164	$19,737,311

Notes to the Consolidated Financial Statements (Contd.)

20.8         One customer accounted for 12%, 11% and 10% of the total revenues for the year ended December 31, 2007, 2008 and 2009, respectively. Net receivables from this customer as at December 31, 2008 and 2009, amounted to 8% and 15% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 9%, 10% and 12% of the total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Net receivables for this customer as at December 31, 2008 and 2009, amounted to 6% and 6% of the total net receivables, respectively.

22                                  Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Year ended December 31,	2007	2008	2009
Common shares
Weighted average number of shares outstanding	138,660,785	135,590,677	128,254,916
Effect of dilutive equivalent shares-stock options outstanding	909,148	169,745	1,986,169
Weighted average number of equity shares and dilutive equivalent shares outstanding	139,569,933	135,760,422	130,241,085

Options to purchase 1,992,055, 5,704,527 and 9,80,600 equity shares were outstanding during the year ended December 31, 2007, 2008 and 2009, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

23                                  Related party transactions

23.1         Patni enters into various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., General Atlantic Mauritius Limited, PCS Cullinet, PCS Finance, Ravi and Ashok Enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives.

The Company’s executive directors, Mr G.K.Patni and Mr A.K.Patni, under contract of employment until October 22, 2010, ceased to be executive directors effective October 1, 2007 but will continue as directors on the Board. Termination benefit payments as provided in the contract of employment are in compliance with the Indian Companies Act and amounted to $2,220,139, which have been recorded as selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2007.

Further, an amount of $457,436 and $359,523 has been recorded as commissions for these two directors (included in selling, general and administrative expenses) for the year ended December 31, 2008 and 2009, respectively.

The Company has recorded sales transactions with General Atlantic Mauritius Limited (GAML). Revenues of $ 100,726, $456,729 and $417,220 were recorded, for the year ended December 31, 2007, 2008 and 2009 respectively. Accounts receivable due from GAML at December 31, 2008 and 2009 were $98,131 and $67,842 respectively.

Expenses

23.2         Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred were $93,725, $82,036 and $75,061 for the years ended December 31, 2007, 2008 and 2009, respectively. Amounts payable with respect to these obligations as at December 31, 2008 and 2009 were $24,909 and $48,616, respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2008 and 2009 were $35,857 and $37,576, respectively.

Due from employees

23.3         Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 1-60 months. Interest on these loans and advances is charged at 0- 9%. Loans outstanding at December 31, 2008 and 2009 were $ $450,472 and $ 108,383, respectively.

23.4         Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2008 and 2009 were and $1,195,683 and $695,173, respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24                                  Line of Credit

The Company has an overall Line of Credit of Rs.610,000,000 ($12,681,912) and Rs.610,000,000 ($13,112,639) as of December 31, 2008 and 2009, respectively, from its bankers for various requirements such as pre and post shipment loan,

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. Patni Inc and Patni Telecom have a line of credit of $2,000,000 as of December 31, 2008, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1% and as of December 31, 2009, there is no line of credit facility available for both the entities. There was no outstanding balances under this facility as of December 31, 2008 and 2009. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of $500,000 as of December 31, 2008 and as of December 31, 2009.

25           Commitments and Contingencies

25.1         The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $50,108,878 and $55,578,368 at December 31, 2008 and 2009, respectively.

25.2         Guarantees given by a bank on behalf of Patni amounted $1,319,911 and $1,732,404 as at December 31, 2008 and 2009, respectively and letter of credit issued by bank was $Nil and $365,112 as at December 31, 2008 and 2009, respectively.

25.3         In December 2008, the Company received a Demand of approximately Rs 458.66 million for the Assessment Year 2003-04 including an interest demand of Rs. 258.64 million ($9,859,521 including an interest demand of approximately $5,559,849) and another Demand in January 2009 of approximately Rs. 1,131.76 million for the Assessment Year 2005-06 including an interest demand of approximately Rs.421.97 million ($24,328,461 including an interest demand of approximately $9,070,722). These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 (‘ACT’) as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till February 28, 2010 or settlement of appeal whichever is earlier.

As per stay of demand order, through December 2009, the Company has paid sum of Rs. 66 million ($1,418,744) for the Assessment Year 2003-04 and Rs. 171 million ($3,675,838) for the Assessment year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 630.17 million ($13,546,217 including an interest demand of approximately $4,016,552) for Assessment Year 2004-05 and Rs. 261.70 million ($ 5,625,537 including an interest demand of approximately $ 3,006,822) for Assessment Year (‘A.Y.’) 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision is required for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

Ratios as per US GAAP

	2007	2008	2009
	Consolidated	Consolidated	Consolidated
Ratios - growth
Revenues	14.5%	8.4%	(8.8)%
Operating profit	25.7%	(35.5)%	31.4%
PAT	92.4%	(11.0)%	18.1%
Basic and Diluted EPS	90.7%	(8.5)%	24.5%
Ratios - financial performance
Cost of revenues / Revenues	67.9%	68.3%	64.2%
Selling, general and administrative expenses / Revenues	17.5%	18.2%	18.6%
Operating profit / Revenues	17.9%	10.7%	15.3%
PBT / Revenues	20.5%	14.8%	19.0%
Taxation / Revenues	3.3%	0.7%	0.7%
PAT / Revenues	17.2%	14.1%	18.3%
Return on capital employed (ROCE) (PBIT / Average Capital employed)	23.4%	16.3%	18.7%
Return on average networth (RONW) (PAT / Average Networth)	19.2%	16.2%	18.2%
Ratios - Balance Sheet
Debt Equity Ratio	0.0	0.0	0.0
Debtors Turnover (days)	76	58	62
Fixed assets turnover (days)	94	77	82
Current Ratio	4.6	3.1	5.5
Cash and Cash equivalents / Total Assets	38.9%	39.9%	48.7%
Cash and Cash equivalents / Revenues	49.8%	42.5%	67.0%
Per share data
Basic and Diluted EPS ($)	0.82	0.75	0.93
Book value per share ($)	4.90	4.46	5.79
No. of Employees	14,945	14,894	13,995

Risk Management

“To sustain and grow in global market means tussle with the uncertainty and more the uncertainty, higher the risk”

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s businesses.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business Risks

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2007, 2008 and 2009, we derived 23.6%, 24.7% and 29.7% of our revenues, respectively from the insurance industry, 27.0%, 28.9% and 29.0% of our revenues, respectively from the manufacturing retail and distribution industry, 18.3%, 17.9% and 13.5% of our revenues, respectively from the communications, media and utilities industry, and 14.1%, 12.8% and 12.8% of our revenues, respectively from the financial services industry,. The ongoing crisis in the financial and credit markets, particularly, in the United States, has led to a significant change in the financial services industry, with the United States federal government and other national governments being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, retail and distribution, financial services or communications, media and utilities industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

2007

2008

2009

Client Concentration

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination- related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work product reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, which might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Country Concentration

Our revenues are highly dependent on clients located in the United States and Europe. Economic slowdowns or factors that affect the economic health of the United States and Europe may adversely affect our business.

In 2007, 2008 and 2009, approximately 77.9%, 75.9% and 78.9% of our revenues, respectively were derived from clients located in the United States and 14.7%, 15.7% and 12.7% of our revenues, respectively were derived from clients located in Europe. The economic slowdown in the United States and Europe witnessed during the fourth quarter of 2008 and the entire year 2009, has resulted in our clients reducing or postponing their technology spending significantly, which in turn has had a negative impact on the revenues for the year 2009. If the global economic conditions continue or worsen our business could be negatively affected in the future.

2007

2008

2009

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, other countries such as China and Philippines and intermediaries. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence.

Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions.

The Product and Technology Initiatives (PTI) group and the Delivery Innovation group have been established to provide the Company with opportunities to sharpen its solution and technology edge. The PTI group is focused on applied research and development initiatives. It is also responsible for identifying new opportunities and developing solutions to address these opportunities. The group regularly tracks new technologies and market trends to identify such offerings. Focus groups set up in PTI act as “Seeds for Centers of Excellence” in a particular technology or market, through these initiatives. The PTI group has also established systems that encourage all employees to participate in idea generation, evaluation and development of products or solutions.

The Delivery Innovation group is focused on operational excellence and serving customers in the most efficient manner. This group’s activities include developing and refining methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. Patni has a dedicated enterprise risk management team that focuses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc. The Indian government has recognized the global competitiveness of the Indian software industry and continues to adopt progressive policies to encourage sustainable growth of the industry.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is about 61 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

Existence and Adequacy of Internal Controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has a Corporate Risk Management team that focuses on internal controls and internal audits, besides engaging independent audit firms as internal auditors. The Audit Committee approves Annual Internal Audit Plan and periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

Risks emerging from nature of Financial Operations

Foreign Exchange Fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the Forex policy framed by the Audit Committee in this regard.

Liquidity Management

The Company’s cash reserves and liquid assets are managed

through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car lease. Its investment policy is driven by the objectives of i) ensuring adequate liquidity to meet its business requirements and ii) safety of its investments. Accordingly, the investible surpluses are deployed in debt oriented investment avenues such as cash, liquid or short term debt funds, short tenure certificate of deposits etc. The company also invests in fixed maturity plans of various tenors. These investments are governed by various prudential norms in order to mitigate risk and are made in accordance with the Investment policy framed by the Audit Committee in this regard.

Legal and Regulatory Risks

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices. The Company has issued ADRs in the US and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the US. The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurance covers protect the Company from financial risks emanating from nonperformance of contractual obligations.

Taxation

The Company has trans-national operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent legal firms in such geographies where it has its operations. These firms advise the Company on various legal requirements. The Company takes a proactive approach and engages experts and consultants before the operations are set-up, so as to be compliant from initial stages itself.

Fixed asset and employee insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive Environment for Employee Retention and Development

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture, by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

Leadership Development and Continuity

The Company has a leadership development framework called Leadership Excellence At Patni (LEAP) through which it identifies employees with leadership potential.

Technology Obsolescence, Business Continuity and Disaster Recovery Planning

The Company could face challenges with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. To overcome these challenges, each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US & UK Data Centers, using different routes provided by multiple service providers. Redundancy in air-conditioning equipment, UPS, generators, power supply, LAN & WAN equipment, links and 24x7 tracking & monitoring of IT infrastructure ensures that standby mechanisms take over immediately whenever any critical system breaks down. For mission critical systems and applications, the Company is using high end blade and cluster servers with built-in high availability and redundancy. Company has also deployed Virtualization technology to get advantage of better utilization of IT assets and efficient recovery of servers and applications. The Company’s IT infrastructure is being monitored with the help of state-of-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team operating out of Global Visibility Center (GVC), which provides online support to the Company IT infrastructure. The Company has a very efficient multi tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has a strong Disaster Recovery and Business Continuity Practice (DR/BC) for all its operations. Periodic reviews are carried out to ensure that all the DR/BC compliance requirements are met. Mock drills and audits are conducted to ensure the adequacy of the DR/BC plans. The logical security of information systems is adequate and it is reviewed regularly since new threats occur every day. The security audit and architecture organization was strengthened with adoption of the ISO27001 standard for information security to further enhance the security processes. Once in a year company carries out independent third party assessment of Security called as Vulnerability Assessment and Penetration Testing or Ethical Hacking. Recommendations and Remediation are implemented on the basis of the impact of the vulnerability. Data backups are taken daily and stored in fireproof safes at secured alternate locations. The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

AMERICAS

CANADA

Patni Americas, Inc.

Suite 1801, 1 Yonge St
Toronto Star Building
Toronto, Ontario M5E 1W7.
Tel: +1 416 214 7840
Fax: +1 416 369 0515
E-mail: patni-usa@patni.com

MEXICO

PCS Computer Systems Mexico, SA de CV

Av. Prolongacion Tecnologico s/n
Edificio Parque Tecnologico, 6to. Piso
Fracc. San Pablo, C.P. 76130
Querétaro, Qro., Mexico.
Tel: +52 442 290 6400
Fax: +52 442 290 6436
E-mail: patni-mexico@patni.com

U.S.A

Patni Americas, Inc.

One Broadway, 15th Floor
Cambridge, MA 02142.
Tel: +1 617 914 8000
Fax: +1 617 914 8200
E-mail: patni-usa@patni.com

Patni Americas, Inc.

11260 Chester Road, Suite # 600
Spectrum Office Tower
Cincinnati, OH 45246.

Tel: +1 513 772 2072
Fax: +1 513 772 5082
E-mail: patni-usa@patni.com

Patni Americas, Inc.

Palisades Office Park
5901-B Peachtree Dunwoody Road NE
Suite 390
Atlanta, GA 30328.
Tel: +1 770 395 0300
Fax: +1 770 395 9911
E-mail: patni-usa@patni.com

Patni Telecom Solutions, Inc. USA

1521 California Circle
Milpitas, CA 95035.
Tel: +1 408 934 4800
Fax: +1 408 935 9690
E-mail: patni-usa@patni.com

Patni Americas, Inc.

Harborside Plaza 5
Suite 2910, 29th Floor
Jersey City, NJ 07311.
Tel: +1 201 680 7600
Fax: +1 201 333 2180
E-mail: patni-usa@patni.com

Patni Life Sciences, Inc.

1170 US Highway 22 East
Bridgewater, NJ 08807.
Tel: +1 908 255 1600
Fax: +1 908 725 8999
E-mail: patni-usa@patni.com

Patni Americas, Inc.

1400 Opus Place
Suite 525
Downers Grove, IL 60515.
Tel: +1 630 874 1801
Fax: +1 630 271 9296
E-mail: patni-usa@patni.com

Patni Americas, Inc.

205 N. Main Street
Bloomington, IL.
Tel: +1 309 823 4000
Fax: +1 309 829 3400
E-mail: patni-usa@patni.com

Patni Americas, Inc.

16 Zane Grey
Suite 250/300
El Paso, TX 79906.
Tel: +1 915 774 7001
Fax: +1 915 774 7099
E-mail: patni-usa@patni.com

EUROPE, MIDDLE EAST, AFRICA (EMEA)

CZECH REPUBLIC

Patni Computer Systems (Czech) s.r.o.

Prague 8, Karlin
Sokolovska 84/366
Postal Code 186 00
Czech Republic.
C/o Tel: +44 20 8283 2300
C/o Fax: +44 20 8759 9501
C/o E-mail: patni-uk@patni.com

FINLAND

Patni Computer Systems Ltd. (Finland Branch)

Annankatu 34A

00100 Helsinki, Finland.
Tel: +358 9 4730 7240
Fax: +358 9 586 5030
E-mail: patni-finland@patni.com

GERMANY

Patni Computer Systems GmbH

Excellent Business Center
Bockenheimer Landstraße 17/19
60325 Frankfurt am Main
Germany.

Tel: +49 69 710 455 231
Fax: +49 69 710 455 450
E-mail: patni-germany@patni.com

IRELAND

Patni Computer Services Ltd (Ireland Branch)

Fitzwilliam Hall
Fitzwilliam Place
Dublin 2, Ireland.
C/o Tel: +44 20 8283 2300
C/o Fax: +44 20 8759 9501
C/o E-mail: patni-uk@patni.com

ROMANIA

Patni Computer Systems Ltd (Romania Branch)

Municipiul Bucuresti, Sector 5, COD
Postal: 050113, Intr. Vasile Paun Nr.1
Et3, Ap.3, Romania.
C/o Tel: +44 20 8283 2300
C/o Fax: +44 20 8759 9501
C/o E-mail: patni-uk@patni.com

SOUTH AFRICA

Patni Telecom Solutions Pvt Ltd. (South Africa Branch)

C/o WK Wilton Inc.
9 Kinross Street
PO Box 4119

Germiston South
Johannesburg 1401.
Tel: +27 832128681
E-mail: patni-sa@patni.com

SWEDEN

Patni Computer Systems Ltd. (Sweden Branch)

Kista Entre, Knarrarnasgatan 7-9
164 40 Kista, Sweden.
C/o Tel: +358 9 4730 7240
C/o Fax: +358 9 586 5030
E-mail: patni-sweden@patni.com

SWITZERLAND

Patni Computer Systems Limited (Switzerland Branch)

Seestrasse 131
8027 Zurich
Switzerland.

C/o Tel: +49 69 710 455 231
C/o Fax: +49 69 710 455 450
C/o E-mail: patni-germany@patni.com

THE NETHERLANDS

Patni Computer Systems Ltd. (Netherlands Branch)

Joop Geesinkweg 901-999
1096 AZ Amsterdam
The Netherlands.
Tel: +31 20 5616063
Fax: +31 20 5616666
E-mail: patni-nl@patni.com

TURKEY

Patni Computer Systems Limited (Turkey Branch)

Ğnöünü Mahallesi
Üftade Sk. No:11/B ElmadaFr
Istanbul, Turkey.
C/o Tel: +44 20 8283 2300
C/o Fax: +44 20 8759 9501
C/o E-mail: patni-uk@patni.com

UAE

Patni Telecom Solutions Pvt Ltd. (Dubai Branch)

Office No- 232, 2nd Floor
KML Business Centre
Al Qouz, Dubai
UAE.
PO Box - 124097.
Tel: 971 4 3307647
Fax: 971 4 3306570

E-mail: patni-dubai@patni.com

UNITED KINGDOM

Patni Computer Systems (UK) Ltd.

The Patni Building
264-270, Bath Road
Heathrow UB3 5JJ
United Kingdom.
Tel: +44 20 8283 2300
Fax: +44 20 8759 9501
E-mail: patni-uk@patni.com

SAARC

INDIA

Patni Computer Systems Ltd.

Akruti, MIDC Cross Road No 21
Andheri (E), Mumbai 400 093
India.

Tel: +91 22 6693 0500
Fax: +91 22 6693 0211
E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

55, SDF II, SEEPZ
Andheri (E), Mumbai 400 096
India.
Tel: +91 22 2829 1454
Fax: +91 22 2829 2764
E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Building Nos - 104, 305 & 306, Sector No. II
Millennium Business Park, Mahape
Navi Mumbai 400 710
India.
Tel: +91 22 2778 3600
Fax: +91 22 2778 1086
E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Park
IT 1 / IT 2, TTC Industrial Area
Thane-Belapur Road, Airoli
Navi Mumbai 400 708
India.

Tel: +91 22 3917 5000
Fax: +91 22 3917 5002
E-mail: patni-airoli@patni.com

Patni Computer Systems Ltd.

Unit 5-8, Electronic Sadan III, MIDC Bhosari
Pune 411 026
India.
Tel: +91 20 2710 5000
Fax: +91 20 2712 1882
E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Level 0,1,2,5 & 6 Tower III
Cyber City, Magarpatta City Hadapsar
Pune 411 013
India.
Tel: +91 20 3984 2000
Fax: +91 20 3984 2082
E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Center
139, 140, A Block
Noida Special Economic Zone (NSEZ)
Noida, 201305
India.
Tel: +91 120 332 6000
Fax: +91 120 332 6200
E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Center
142 E&F, B Block
Noida Special Economic Zone (NSEZ)
Noida, 201305
India.
Tel: +91 120 332 4000
Fax: +91 120 332 4799
E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-78/9, GIDC Electronics Estate
Sector 25, Gandhinagar 382 016
India.
Tel: +91 79 2328 7000
Fax: +91 79 2328 7007
E-mail: patni-gnr@patni.com

Patni Computer Systems Ltd.

Sipcot IT Park
Old Mahabalipuram Road
Siruseri, Chennai 603 103, India.
Tel: +91 44 4744 4444
Fax: +91 44 4744 4445
E-mail: patni-chennai@patni.com

Patni Computer Systems Ltd.

Unit II B - 43, Velankani Complex
Electronics City Phase 1
Hosur Road
Bengaluru 560 100
India.
Tel: +91 80 4190 2100

+91 80 3910 2100

Fax: +91 80 2852 7150
E-mail: patni-bangalore@patni.com

Patni Telecom Solutions Pvt. Ltd.

Maximus Towers ‘2B’, III & IV Floors
Raheja Mindspace IT Park
Software Units Layout,
Madhapur, Hyderabad 500 081
India.
Tel: +91 40 3071 5000
Fax: +91 40 3071 5001
E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

5Q4-A1 & A2, Cyber Towers
Hitec City, Madhapur
Hyderabad 500 081
India.

Tel: +91 40 4488 6000
Fax: +91 40 4488 6002
E-mail: patni-hyd@patni.com

ASIA-PACIFIC (APAC)

AUSTRALIA

Patni Computer Systems Ltd. (Australia Branch)

Suite 202, 54 Miller Street
North Sydney, NSW 2060
Australia.
Tel: +61 2 8920 1122
Fax: +61 2 8920 1622
E-mail: patni-australia@patni.com

Patni Computer Systems Ltd. (Australia Branch)

Suite 205, 530 Little Collins Street
Melbourne, VIC 3000
Australia.
Tel: +61 03 9909 7981
Fax: +61 03 9909 7788
E-mail:patni-australia@patni.co

JAPAN

Patni Computer Systems Ltd. (Japan Branch)

Kudan Center Building 1F
4-1-7, Kudan-Kita, Chiyoda-ku
Tokyo 102-0073, Japan.
Tel: +81 3 3222 8031
Fax: +81 3 3222 8030
E-mail: patni-japan@patni.com

SINGAPORE

Patni (Singapore) Pte Ltd

61 Robinson Road
#16-02 Robinson Centre
Singapore 068893.
Tel: +65 6602 6600
Fax: +65 6602 6610
E-mail: patni-singapore@patni.com

Patni (Singapore) Pte Ltd

438B Alexandra Road

Unit #01-02 Alexandra Techno Park
Singapore 119968.
Tel: +65 6602 6600
Fax: +65 6602 6610
E-mail: patni-singapore@patni.com

Corporate Information

Board of Directors

Mr. Narendra K Patni, Chairman

Mr. Jeya Kumar, Chief Executive Officer

Mr. Gajendra K Patni, Non-Executive Director

Mr. Ashok K Patni, Non-Executive Director

Mr. William O Grabe, Non-Executive Director

Mr. Louis Theodoor van den Boog, Non-Executive Director

Mr. Arun Duggal, Independent Director

Mr. Pradip Shah, Independent Director

Mr. Ramesh Venkateswaran, Independent Director

Dr. Michael A Cusumano, Independent Director

Mr. Pradip Baijal, Independent Director

Mr. Vimal Bhandari, Independent Director

Mr. Abhay Havaldar, Alternate Director to Mr. William O Grabe

Company Secretary

Mr. Arun Kanakal

Bankers

Standard Chartered Bank

90 M G Road, Fort

Mumbai 400 001

India.

Investor Relations Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E) Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

e-mail: investors.redressal@patni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited

Plot No. 17-24

Vittal Rao Nagar, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 2342 0815-820

Fax: +91 40 2342 0814

e-mail: igkcpl@karvy.com

Auditors to the Company

B S R & Co.

KPMG House

448, Kamala Mills Compound

Senapati Bapat Marg

Lower Parel, Mumbai 400 013

India.

Tel: +91 22 3044 0800

Fax: +91 22 3044 0900

Registered Office

S-1A, F-1, Irani Market Compound

Yerawada, Pune 411 006

India.

Tel: +91 20 26613457

Fax: +91 20 26613457

Corporate Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

Notes

This report is printed on 100% recylced paper

www.patni.com

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty Second Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune – 411 001 on Wednesday, 23 June 2010, at 11:30 a.m. to transact the following business:

Ordinary Business:

1.               To receive, consider and adopt the audited Balance Sheet as at 31 December 2009 and the Profit and Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.               To declare dividend on equity shares for the year ended 31 December 2009.

3.               To appoint a director in place of Mr. Ramesh Venkateswaran, who retires by rotation and being eligible, offers himself for re-appointment.

4.               To appoint a director in place of Dr. Michael A. Cusumano, who retires by rotation and being eligible, offers himself for re-appointment.

5.               To appoint a director in place of Mr. Louis Theodoor van den Boog, who retires by rotation and being eligible, offers himself for re-appointment.

6.               To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

7.              Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of sub-section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to re-appoint M/s. Revideco AB (formerly MGI Revideco AB), Authorised Public Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2010.”

8.              Appointment of Mr. Vimal Bhandari as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr. Vimal Bhandari who had been appointed as an Additional Director of the Company with effect from 15 January 2010 and who, in terms of Section 260 of the Companies Act, 1956, holds office

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upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying her intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

28 April 2010	By Order of the Board

Corporate Office:	Arun Kanakal
Akruti Softech Park	Vice President & Company Secretary
MIDC Cross Road No. 21
Andheri (East)
Mumbai - 400 093.

Notes:

1.               The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under Item Nos. 7 to 8, is annexed hereto.

2.               A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.               The Register of Members and the Share Transfer Books of the Company will be closed from 16 June 2010 to 23 June 2010 (both days inclusive) for the purpose of payment of dividend.

The dividend, if declared, will be paid on or after 28 June 2010 but within the statutory time limit of 30 days, to those Members entitled thereto whose names appear in the Register of Members of the Company as on 15 June 2010. In respect of shares held in dematerialized form in the Depository System, dividend thereon will be paid to the beneficial owners as per the list to be provided by the NSDL/CDSL, as on 15 June 2010.

All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

4.               Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company/R & T Agent for the prescribed form.

5.               Queries, if any, on Accounts and Operations of the Company, may please be sent to the Company’s Corporate Office seven days in advance of the Meeting so that the answers may be available at the Meeting.

6.               Members are requested to bring their personal copy of the Annual Report to the Meeting.

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EXPLANATORY STATEMENT

Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory Statement sets out all material facts relating to Item Nos. 7 to 8 of the accompanying Notice of the Annual General Meeting to be held on 23 June 2010.

Item No. 7

The Company has a branch office in Sweden. The Company had appointed M/s. Revideco AB, (formerly MGI Revideco AB), Authorised Public Accountants, as Auditors of the Sweden Branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. M/s. Revideco AB have confirmed their willingness to act as the Auditors, if appointed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolution for your approval.

Item No. 8

The Board of Directors appointed Mr. Vimal Bhandari as an Additional Director of the Company with effect from 15 January 2010. Under Section 260 of the Companies Act, 1956, Mr. Bhandari holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956, signifying her intention to propose him as a candidate for the office of Director.

Mr. Bhandari, aged 51 years, is a Chartered Accountant and has studied at the Mumbai University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland as a part of his continuing professional education.

Mr. Bhandari is a proficient and a proven top management professional with 25 years experience in a range of businesses in the financial services industry. He is currently the Country Head of AEGON N.V., the large Dutch financial services player, which has established a life insurance businesses and is in the process of establishing a mutual fund business, both in India. His directorships in other companies include Mirc Electronics Limited, Kalpataru Power Transmission Limited, DCM Shriram Consolidated Limited, Eveready Industries India Limited, AEGON Religare Life Insurance Company Limited, Bayer CorpScience Limited, AEGON India Private Limited and Religare AEGON Asset Management Company Private Limited. He serves as the Chairman of Audit Committee of Mirc Electronics Limited and also serves as Member of Audit Committee of Kalpataru Power Transmission Limited and Bayer CorpScience Limited.

Mr. Bhandari is an Independent Director and the Member of Audit Committee of the Company.

As on date, Mr. Bhandari does not hold any shares in the Company but holds options granted to him under Company’s Stock Option Scheme.

The Board recommends the resolution for your approval.

No Director, except Mr. Vimal Bhandari, is concerned or interested in the resolution.

For Patni Computer Systems Limited

Arun Kanakal

Vice President & Company Secretary

28 April 2010

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Annexure to Item Nos. 3 to 5

Details of Directors seeking re-appointment at the Annual General Meeting

Mr. Ramesh Venkateswaran, aged 57 years, has been a director since November, 2003. Mr. Venkateswaran has a Bachelor’s degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore.

Mr. Venkateswaran is a Director, SDM Institute for Management Development and the Managing Director of Almak Management Services Private Limited. He is a visiting professor of Marketing at the Indian Institute of Management (IIM), Bangalore. He is also a founder member of a non-profit organization, “Vishwas”. He is the recipient of IIM Bangalore Distinguished Alumni 2009 award.

Mr. Venkateswaran is the Chairman of Compensation & Remuneration Committee and Member of Nominating and Governance Committee of Directors.

As on date, Mr. Venkateswaran holds 11,900 shares of the Company and also holds options granted under Company’s Stock Option Scheme.

Dr. Michael A. Cusumano, aged 55 years, has been a director since April 2004. Dr. Cusumano is the Sloan Management Review Distinguished Professor at the Massachusetts Institute of Technology’s Sloan School of Management. He specializes in strategy, product development and entrepreneurship in the computer software industry as well as automobiles and consumer electronics. He teaches courses on Strategic Management, Technological Innovation and Entrepreneurship and the Software Business.

Dr. Cusumano received a B.A. degree from Princeton in 1976 and a Ph.D. from Harvard in 1984. He completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School during 1984-86. He is fluent in Japanese and has lived and worked in Japan for seven years. He received two Fulbright Fellowships and a Japan Foundation Fellowship for studying at Tokyo University. He has been a visiting professor in management at Hitotsubashi University and Tokyo University in Japan and the University of St. Gallen in Switzerland, and a visiting professor in computer science at the University of Maryland. He is also a director of Eliza Corporation, a specialist in speech recognition software applications, focused on healthcare. He serves on the advisory board of FixStars Corp., a Japanese developer of high-performance computing applications. He has consulted for more than 50 major companies around the world and advises several other startup software companies. He is the author or co-author of eight books.

Dr. Cusumano is a member of Compensation and Remuneration Committee and Nominating and Governance Committee of Directors.

As on date, Dr. Cusumano does not hold any shares in the Company but holds options granted under Company’s Stock Option Scheme.

Mr. Louis Theodoor van den Boog, aged 56 years, has been a director since March 2005. Mr. van den Boog was appointed as an Executive Director with effect from 29 April 2008 and resigned as an Executive Director with effect from 20 February 2009 and continues to be a Non-Executive Director on the Board of the Company. Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam.

Mr.van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Global Collect B. V., Human inference B. V., Vallstein Beheer B.V. and Myriad Group SA. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the Company.

Mr. van den Boog is a member of Shareholders’/Investors’ Grievance Committee of Directors.

Mr. van den Boog holds 48,002 equity shares of the Company as on 31 December 2009. This shareholding was acquired by Mr. van den Boog through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

Mr. van den Boog also holds options/RSUs granted under Company’s Stock Option Scheme.

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PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006. Proxy Form Ledger Folio No. DP ID* Client ID* No. of Shares held I/We of being a Member(s) of the above named Company, hereby appoint or failing him of as my/our proxy to attend and vote for me/us on my/our behalf at the THIRTY-SECOND ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Behind Pune Railway Station, Pune - 411 001, to be held on Wednesday, 23 June 2010, at 11:30 a.m. or at any adjournment thereof. Signed this day of  , 2010 * Applicable to Members holding shares in electronic form. Note: This form, duly completed and signed, should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting. Please Affix Revenue Stamp (Signature of the Member) PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006. Attendance Slip To be handed over at the entrance of the Meeting Hall Ledger Folio No. DP ID* Client ID* No. of Shares held Full Name of the Member attending (IN BLOCK LETTERS): Full Name of Proxy (IN BLOCK LETTERS): (To be filled in if Proxy attends instead of the Member) I hereby record my presence at the THIRTY-SECOND ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Behind Pune Railway Station, Pune - 411 001, on Wednesday, 23 June 2010 at 11: 30 a.m. (Signature of the Member) * Applicable to Members holding shares in electronic form. (To be signed at the time of handing over this slip) Note: Members are requested to bring their copies of the Annual Report to the Meeting.

67948 Patni Computer Baratta Proof 3 Control Number 5239 FOLD AND DETACH HERE Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Mark Here for Address Change or Comments SEE REVERSE Patni Computer Systems Limited WO# 74988 NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date RESTRICTED SCAN LINE AREA Ordinary Business: 1. To receive, consider and adopt the audited Balance Sheet as at 31 December 2009 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon. 2. To declare dividend on equity shares for the year ended 31 December 2009. 3. To appoint a director in place of Mr. Ramesh Venkateswaran, who retires by rotation and being eligible, offers himself for re-appointment. 4. To appoint a director in place of Dr. Michael A. Cusumano, who retires by rotation and being eligible, offers himself for re-appointment. 5. To appoint a director in place of Mr. Louis Theodoor van den Boog, who retires by rotation and being eligible, offers himself for re-appointment. 6. To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration. Special Business: 7. Appointment of Branch Auditors for Sweden. 8. Appointment of Mr. Vimal Bhandari as a Director. Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting dated April 28, 2010, issued by the Company. For a copy of the annual report and financial statements please go to www.Patni.com. 67948 Patni Computer BNYM_Layout 1 5/11/10 10:26 AM Page 1

67948 Patni Computer Baratta Proof 3 Control Number 5239 PATNI COMPUTER SYSTEMS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York time) on June 15, 2010) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 14, 2010 (US Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on June 23, 2010 at Hotel Le Meridien, R.B.M. Road, behind Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. 2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer. BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 Address Change/Comments (Mark the corresponding box on the reverse side) . FOLD AND DETACH HERE . (Continued and to be marked, dated and signed, on the other side) WO# 74988 67948 Patni Computer BNYM_Layout 1 5/11/10 10:26 AM Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 31, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary